                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (Amendment No. 2)

                          ACCESS PHARMACEUTICALS, INC.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                   00431M 30 8

                                 (CUSIP Number)

                               Steven H. Rouhandeh
                            SCO Capital Partners LLC
                     1285 Avenue of the Americas, 35th Floor
                            New York, New York 10019
                                 (212) 554-4158
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 6, 2006
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

CUSIP NO. 00431M 30 8                 13D                     PAGE 2 OF 11 PAGES

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    SCO Capital Partners LLC

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (see instructions)

    OO

--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER          7,963,634

    NUMBER OF    ---------------------------------------------------------------
     SHARES      8.  SHARED VOTING POWER        0
  BENEFICIALLY
    OWNED BY     ---------------------------------------------------------------
      EACH       9.  SOLE DISPOSITIVE POWER     7,963,634
    REPORTING
   PERSON WITH   ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER   0

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,963,634

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (see instructions)                                       [ ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    69.3%

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (see instructions)

    PN

--------------------------------------------------------------------------------

CUSIP NO. 00431M 30 8                 13D                     PAGE 3 OF 11 PAGES

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Beach Capital LLC

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (see instructions)

    OO

--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER          795,454

    NUMBER OF    ---------------------------------------------------------------
     SHARES      8.  SHARED VOTING POWER        0
  BENEFICIALLY
    OWNED BY     ---------------------------------------------------------------
      EACH       9.  SOLE DISPOSITIVE POWER     795,454
    REPORTING
   PERSON WITH   ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER   0

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    795,454

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (see instructions)                                       [ ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    18.4%

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (see instructions)

    PN

--------------------------------------------------------------------------------

CUSIP NO. 00431M 30 8                 13D                     PAGE 4 OF 11 PAGES

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    SCO Securities LLC

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (see instructions)

    OO

--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER          0

    NUMBER OF    ---------------------------------------------------------------
     SHARES      8.  SHARED VOTING POWER        0
  BENEFICIALLY
    OWNED BY     ---------------------------------------------------------------
      EACH       9.  SOLE DISPOSITIVE POWER     0
    REPORTING
   PERSON WITH   ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER   0

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (see instructions)                                       [ ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    0%

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (see instructions)

    BD

--------------------------------------------------------------------------------

CUSIP NO. 00431M 30 8                 13D                     PAGE 5 OF 11 PAGES

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Steven H. Rouhandeh

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (see instructions)

    OO

--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER          8,759,088

    NUMBER OF    ---------------------------------------------------------------
     SHARES      8.  SHARED VOTING POWER        0
  BENEFICIALLY
    OWNED BY     ---------------------------------------------------------------
      EACH       9.  SOLE DISPOSITIVE POWER     8,759,088
    REPORTING
   PERSON WITH   ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER   0

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,759,088

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (see instructions)                                       [ ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    71.2%

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (see instructions)

    IN

--------------------------------------------------------------------------------

CUSIP NO. 00431M 30 8                 13D                     PAGE 6 OF 11 PAGES

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 2 to Schedule 13D ("Amended Schedule 13D") is being filed with respect to the common stock, par value $.01 per share (the "Common Stock")
of Access Pharmaceuticals, Inc., a Delaware corporation ("Access" or the
"Company"). The principal executive offices of the Company are located at 2600
Stemmons Freeway, Suite 176, Dallas, Texas 75207. The share amounts and warrant exercise prices previously reported on the Schedule 13D filed by the Reporting
Persons (as defined below) on February 27, 2006 have been adjusted herein to reflect the 1 for 5 reverse split of the Company's Common Stock effected on June
2, 2006.

This Amended Schedule 13D is being filed pursuant to Section 13(d) of the
Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act").

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Amended Schedule 13D is filed by (i) Steven H. Rouhandeh ("Mr.
Rouhandeh"), (ii) SCO Capital Partners LLC, a limited liability company organized under the laws of the State of Delaware ("SCO"), (iii) Beach Capital,
LLC, a limited liability company organized under the laws of the State of New
York ("Beach"), and (iv) SCO Securities LLC, a limited liability company organized under the laws of the State of Delaware ("SCO Securities"). Mr.
Rouhandeh, SCO, Beach and SCO Securities are collectively referred to herein as the "Reporting Persons."

(b)     The Reporting Persons' business address is 1285 Avenue of the
Americas, 35th Floor, New York, New York 10019.

(c)     The principal business of Mr. Rouhandeh is to serve as the Chairman and managing member of SCO, managing member of Beach and managing member of the entity that serves as sole member of SCO Securities. The principal business of each of SCO and Beach is to invest in biotechnology companies. The principal business of SCO Securities is to provide certain broker-dealer services to biotechnology companies.

(d)     During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or
State securities laws or finding any violation with respect to such laws.

(f)     Mr. Rouhandeh is a United States citizen. SCO and SCO Securities are each a limited liability company organized under the laws of the State of
Delaware. Beach is a limited liability company organized under the laws of the
State of New York.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 16, 2006 upon closing of a private placement financing pursuant to which SCO Securities acted as placement agent (the "Private Placement"), Access issued to SCO $4,000,000 principal amount of its 7.5% Secured Convertible
Promissory Notes due March 31, 2007 ("Convertible Notes") and warrants to purchase an aggregate of 2,727,272 shares of Common Stock at an exercise price of $1.32 per

CUSIP NO. 00431M 30 8                 13D                     PAGE 7 OF 11 PAGES

share, for aggregate consideration paid in cash by SCO to the Company of
$4,000,000. The warrants expire six years from the date of issuance. The issuance of the Convertible Notes and warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the
Securities Act. The source of funds for the purchased securities was internal capital of SCO.

In addition, SCO Securities allocated to SCO a warrant to purchase 272,727 shares of Common Stock at an exercise price of $1.32 per share to which SCO
Securities was entitled as consideration for services rendered as placement agent in the Private Placement. The terms of such warrant are the same as the terms of the warrants issued to the other purchasers in the Private Placement.
The warrants expire six years from the date of issuance. The issuance of these warrants was exempt from registration under Regulation D promulgated under the
Securities Act or Section 4(2) of the Securities Act. No cash consideration was paid by SCO or SCO Securities to the Company in connection with the issuance of these warrants.

On February 16, 2006 upon closing of the Private Placement, Access issued to
Beach $500,000 principal amount of its Convertible Notes and warrants to purchase an aggregate of 340,909 shares of Common Stock at an exercise price of
$1.32 per share, for aggregate consideration paid in cash by Beach to the
Company of $500,000. The warrants expire six years from the date of issuance.
The issuance of the Convertible Notes and warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the
Securities Act. The source of funds for the purchased securities was internal capital of Beach.

On October 24, 2006 upon closing of a second private placement financing pursuant to which SCO Securities acted as placement agent (the "Second Private
Placement"), Access issued to SCO $400,000 principal amount of its 7.5% Secured
Convertible Promissory Notes due March 31, 2007 ("Second Convertible Notes") and
warrants to purchase an aggregate of 272,727 shares of Common Stock at an exercise price of $1.32 per share, for aggregate consideration paid in cash by
SCO to the Company of $400,000. The warrants expire six years from the date of issuance. The issuance of the Second Convertible Notes and warrants was exempt from registration under Regulation D promulgated under the Securities Act or
Section 4(2) of the Securities Act. The source of funds for the purchased securities was internal capital of SCO.

In addition, SCO Securities allocated to SCO a warrant to purchase 36,364 shares of Common Stock at an exercise price of $1.32 per share to which SCO Securities was entitled as consideration for services rendered as placement agent in the
Second Private Placement. The terms of such warrant are the same as the terms of the warrants issued to the other purchaser in the Second Private Placement. The warrants expire six years from the date of issuance. The issuance of these warrants was exempt from registration under Regulation D promulgated under the
Securities Act or Section 4(2) of the Securities Act. No cash consideration was paid by SCO or SCO Securities to the Company in connection with the issuance of these warrants.

On December 6, 2006 upon closing of a third private placement financing pursuant to which SCO Securities acted as placement agent (the "Third Private
Placement"), Access issued to SCO $400,000 principal amount of its 7.5% Secured
Convertible Promissory Notes due March 31, 2007 ("Third Convertible Notes") and
warrants to purchase an aggregate of 272,727 shares of Common Stock at an exercise price of $1.32 per share, for aggregate consideration paid in cash by
SCO to the Company of $400,000. The warrants expire six years from the date of issuance. The issuance of the Third Convertible Notes and warrants was exempt from registration under Regulation D promulgated under the Securities Act or
Section 4(2) of the Securities Act. The source of funds for the purchased securities was internal capital of SCO.

CUSIP NO. 00431M 30 8                 13D                     PAGE 8 OF 11 PAGES

In addition, SCO Securities allocated to SCO a warrant to purchase 18,182 shares of Common Stock at an exercise price of $1.32 per share to which SCO Securities was entitled as consideration for services rendered as placement agent in the
Third Private Placement. The terms of such warrant are the same as the terms of the warrants issued to the other purchaser in the Third Private Placement. The warrants expire six years from the date of issuance. The issuance of these warrants was exempt from registration under Regulation D promulgated under the
Securities Act or Section 4(2) of the Securities Act. No cash consideration was paid by SCO or SCO Securities to the Company in connection with the issuance of these warrants.

ITEM 4. PURPOSE OF TRANSACTION.

Each of the Reporting Persons purchased their Convertible Notes, Second
Convertible Notes, Third Convertible Notes and warrants to purchase Common Stock for investment purposes. Each of the Reporting Persons may acquire additional shares of Common Stock from time to time, in open market purchases, negotiated transactions or otherwise, and may sell any or all of such shares of Common
Stock at any time.

Pursuant to the Convertible Note and Warrant Purchase Agreement, dated February
16, 2006, among the Company and each of the other parties described therein (the
"Purchase Agreement"), on June 2, 2006, the Company effected a 1 for 5 reverse stock split with respect to its Common Stock as approved by the Company's stockholders at a meeting held on May 19, 2006. As a result of the 1 for 5 reverse stock split, each five shares of outstanding Common Stock were exchanged for one new share of the Company's Common Stock. All of the share numbers and warrant exercise prices reported in this Amended Schedule 13D reflect the effectiveness of this 1 for 5 reverse stock split.

For as long as the Convertible Notes, the Second Convertible Notes or the Third
Convertible Notes remain outstanding, (a) SCO shall have the right, from time to time, to designate two individuals, in the sole discretion of SCO, to serve as directors of the Company (the "SCO Director Designees"), (b) the Company shall use its best efforts at all times to cause the number of directors to be fixed at a sufficient number such that at least two positions shall be available for the SCO Director Designees (the "SCO Board Seats"), (c) the Company shall use its best efforts to cause the SCO Director Designees to be nominated and elected for service as directors of the Company at each meeting of the Company's shareholders held for the purpose of electing directors and (d) if at any time, or from time to time, one or more of the SCO Board Seats is or becomes vacant for any reason prior to the next annual meeting of shareholders, the Company shall use its best efforts to cause such vacancy to be filled with an SCO
Director Designee.

Other than as set forth in the preceding paragraphs of this Item 4, each of the
Reporting Persons does not have any plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D, namely: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the
Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g)
changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a

CUSIP NO. 00431M 30 8                 13D                     PAGE 9 OF 11 PAGES

registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)     As of the date hereof, (i) SCO owns $4,000,000 principal amount of the
Convertible Notes, which is currently convertible into 3,636,363 shares of
Common Stock, $400,000 principal amount of the Second Convertible Notes, which is currently convertible into 363,636 shares of Common Stock, $400,000 principal amount of the Third Convertible Notes, which is currently convertible into
363,636 shares of Common Stock, and warrants to purchase an aggregate of
3,599,999 shares of Common Stock, (ii) Beach owns $500,000 principal amount of the Convertible Notes, which is currently convertible into 454,545 shares of
Common Stock, and warrants to purchase an aggregate of 340,909 shares of Common
Stock and (iii) SCO Securities owns no warrants to purchase Common Stock. These securities in the aggregate represent beneficial ownership of 71.2% of the outstanding Common Stock of Access as of November 20, 2006 (as set forth in its report on Form 10Q filed on November 20, 2006). In his capacity as Chairman and managing member of SCO and in his capacity as managing member of Beach, Mr.
Rouhandeh may be deemed to beneficially own the 4,090,908 shares of Common Stock issuable upon conversion of Convertible Notes, the 363,636 shares of Common
Stock issuable upon conversion of Second Convertible Notes, the 363,636 shares of Common Stock issuable upon conversion of Third Convertible Notes and warrants to purchase 3,940,908 shares of Common Stock owned directly by SCO and Beach (as applicable). Each of SCO and Beach have provided the Company with notice that it does not choose to be governed by the ownership limitations provided in Section
8(g) of the Convertible Notes, the Second Convertible Notes and the Third
Convertible Notes and the ownership limitations provided in Section 2.4 of the warrants issued in the Private Placement, the Second Private Placement and the
Third Private Placement (as applicable).

(b)     Mr. Rouhandeh, in his capacity as Chairman and managing member of SCO and in his capacity as managing member of Beach, has the sole power to direct the vote and disposition of the 4,090,908 shares of Common Stock beneficially owned by SCO and Beach upon conversion of Convertible Notes, the 363,636 shares of Common Stock beneficially owned by SCO upon conversion of the Second
Convertible Notes and the 363,636 shares of Common Stock beneficially owned by
SCO upon conversion of the Third Convertible Notes and, upon exercise of warrants, Mr. Rouhandeh has the sole power to direct the vote and disposition of an additional 3,940,908 shares of Common Stock underlying warrants owned by SCO and Beach.

(c)     Reference is made to the Reporting Persons' responses to Items 3 and 4.

(d)     Not applicable.

(e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

Reference is made to the Reporting Persons' responses to Items 3, 4 and 7.

CUSIP NO. 00431M 30 8                 13D                    PAGE 10 OF 11 PAGES

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A -Convertible Note and Warrant Purchase Agreement dated February 16,
2006 (1)

Exhibit B -Form of 7.5% Secured Convertible Promissory Note (1)

Exhibit C -Form of Common Stock Purchase Warrant (1)

Exhibit D -Investor Rights Agreement dated February 16, 2006 (1)

Exhibit E -Security Agreement dated February 16, 2006 (1)

Exhibit F -Convertible Note and Warrant Purchase Agreement dated October 24,
2006 (2)

Exhibit G -Form of 7.5% Secured Convertible Promissory Note (2)

Exhibit H -Form of Common Stock Purchase Warrant (2)

Exhibit I -Investor Rights Agreement dated October 24, 2006 (2)

Exhibit J -Security Agreement Amendment dated October 24, 2006 (2)

Exhibit K -Convertible Note and Warrant Purchase Agreement dated December 6,
2006

Exhibit L -Form of 7.5% Secured Convertible Promissory Note

Exhibit M -Form of Common Stock Purchase Warrant

Exhibit N -Investor Rights Agreement dated December 6, 2006

Exhibit O -Second Amendment to Security Agreement dated December 6, 2006

(1)   Incorporated by reference to Schedule 13D filed by the Reporting Persons on February 27, 2006.

(2)   Incorporated by reference to Schedule 13D filed by the Reporting Persons on November 7, 2006.

CUSIP NO. 00431M 30 8                 13D                    PAGE 11 OF 11 PAGES

                                   SIGNATURES

         After reasonable inquiry and to the best of each of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2006

                                         SCO CAPITAL PARTNERS LLC

                                         By: /s/ Steven H. Rouhandeh
                                             -----------------------------------
                                         Name: Steven H. Rouhandeh
                                         Title: Chairman

                                         SCO SECURITIES LLC

                                         By: /s/ Jeffrey B. Davis
                                             -----------------------------------
                                         Name: Jeffrey B. Davis
                                         Title: President

                                         BEACH CAPITAL, LLC

                                         By: /s/ Steven H. Rouhandeh
                                             -----------------------------------
                                         Name: Steven H. Rouhandeh
                                         Title: Managing Member

                                         /s/ Steven H. Rouhandeh
                                         ---------------------------------------
                                             Steven H. Rouhandeh

--------------------------------------------------------------------------------

                 CONVERTIBLE NOTE AND WARRANT PURCHASE AGREEMENT

                                  by and among

                          Access Pharmaceuticals, Inc.

                                       and

              the parties named herein on Schedule 1, as Purchasers

                                December 6, 2006

--------------------------------------------------------------------------------

      This CONVERTIBLE NOTE AND WARRANT PURCHASE AGREEMENT (this "Agreement") is dated as of December 6, 2006, among Access Pharmaceuticals, Inc., a Delaware corporation (the "Company"), and the purchasers identified on Schedule 1 hereto
(each a "Purchaser" and collectively the "Purchasers").

      WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(2) of the Securities Act (as defined below), and Rule
506 promulgated thereunder, the Company desires to issue and sell to the
Purchasers, and the Purchasers, severally and not jointly, desire to purchase from the Company (i) up to an aggregate original principal amount of $500,000 of
Secured Convertible Promissory Notes (the "Notes") and (ii) Common Stock
Purchase Warrants (the "Warrants") entitling the holders thereof to purchase up to 340,909 shares of the Company's Common Stock as more fully set forth herein.

      NOW, THEREFORE, in consideration of the mutual covenants contained in this
Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser agree as follows:

                                    ARTICLE I

                   DEFINITIONS AND TERMS OF NOTES AND WARRANTS

      1.1   DEFINITIONS.

      In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings indicated in this Section 1.1:

      "Action" shall have the meaning ascribed to such term in Section 3.1(j).

      "Affiliate" means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 144. With respect to a Purchaser, any investment fund or managed account that is managed on a discretionary basis by the same investment manager as such Purchaser will be deemed to be an Affiliate of such Purchaser.

      "Agreement" shall have the meaning ascribed to such term in the Preamble.

      "Business Day" means any day except Saturday, Sunday and any day which shall be a federal legal holiday or a day on which banking institutions in the
State of Texas are authorized or required by law or other governmental action to close.

      "Closing" shall have the meaning ascribed to such term in Section 2.1(a).

      "Closing Date" shall have the meaning ascribed to such term in Section
2.1(a).

      "Commission" means the Securities and Exchange Commission.

      "Common Stock" means the common stock of the Company, $0.01 par value per share, and any securities into which such common stock may hereafter be reclassified.

      "Common Stock Equivalents" means any securities of the Company or the
Subsidiaries which would entitle the holder thereof to acquire at any time
Common Stock, including without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common
Stock.

      "Company" shall have the meaning ascribed to such term in the Preamble.

      "Conversion Shares" means the shares of Common Stock issuable upon conversion of the Notes.

      "Disclosure Schedules" means the Disclosure Schedules concurrently delivered herewith.

      "Effective Date" means the date that the Registration Statement is first declared effective by the Commission.

      "Environmental Laws" shall have the meaning ascribed to such term in
Section 3.1(y).

      "Exchange Act" means the Securities Exchange Act of 1934, as amended.

      "FDC Act" shall have the meaning ascribed to such term in Section 3.1(m).

      "February Notes" means the Secured Convertible Promissory Notes of the
Company issued pursuant to the February Purchase Agreement.

      "February Purchase Agreement" means that certain Convertible Note and
Warrant Purchase Agreement dated as of February 16, 2006, among the Company and each of the purchasers described therein.

      "GAAP" shall have the meaning ascribed to such term in Section 3.1(h).

      "Governmental Authorizations" shall have the meaning ascribed to such term in Section 3.1(m).

      "Hazardous Substances" shall have the meaning ascribed to such term in
Section 3.1(y).

      "Indemnified Party" shall have the meaning ascribed to such term in
Section 5.3.

      "Indemnifying Party" shall have the meaning ascribed to such term in
Section 5.3.

      "Intellectual Property" shall have the meaning ascribed to such term in
Section 3.1(o).

      "Investor Rights Agreement" means the Investor Rights Agreement, dated as of the date of this Agreement, between the Company and each of the Purchasers, in the form of Exhibit A hereto.

      "Lien" means a lien, charge, security interest, encumbrance, right of first refusal or other restriction, except for a lien for current taxes not yet due and payable and a minor

                                        3

imperfection of title, if any, not material in nature or amount and not materially detracting from the value or impairing the use of the property subject thereto or impairing the operations or proposed operations of the
Company.

      "Material Adverse Effect" shall have the meaning ascribed to such term in
Section 3.1(b).

      "Notes" shall have the meaning ascribed to such term in the recitals hereto.

      "October Notes" means the Secured Convertible Promissory Notes of the
Company issued pursuant to the October Purchase Agreement.

      "October Purchase Agreement" means that certain Convertible Note and
Warrant Purchase Agreement dated as of October 24, 2006, among the Company and each of the purchasers described therein.

      "Person" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof)
or other entity of any kind.

      "Placement Agent Warrants" shall mean the common stock purchase warrants to be issued to SCO Securities LLC and/or its designees as compensation for services rendered in connection with the transaction set forth herein as provided on Schedule 1 attached hereto, which warrants shall be in the form of
Exhibit D hereto.

      "Premises" shall have the meaning ascribed to such term in Section 3.1(y).

      "Purchaser" shall have the meaning ascribed to such term in the Preamble.

      "Registration Statement" means a registration statement meeting the requirements set forth in the Investor Rights Agreement and covering the resale by the Purchasers of the Conversion Shares and the Warrant Shares.

      "Rights" shall have the meaning ascribed to such term in Section 3.1(o).

      "Rule 144" means Rule 144 promulgated by the Commission pursuant to the
Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

      "SEC Reports" shall have the meaning ascribed to such term in Section
3.1(h).

      "Second Security Agreement Amendment" means the Second Amendment to
Security Agreement, dated as of the date hereof, among the Company, each of the holders of the February Notes, each of the holders of the October Notes and each of the Purchasers, in the form of Exhibit B hereto, amending the Security
Agreement.

      "Securities" means the Notes, the Conversion Shares, the Warrants and the
Warrant Shares.

                                        4

      "Securities Act" means the Securities Act of 1933, as amended.

      "Security Agreement" means the Security Agreement, dated as of February
16, 2006, among the Company, each of the holders of the February Notes
(including the Purchasers), as amended pursuant to the Security Agreement
Amendment.

      "Security Agreement Amendment" means the Security Agreement Amendment, dated as of October 24, 2006, among the Company, each of the holders of the
February Notes and each of the holders of the October Notes.

      "Subscription Amount" means, as to each Purchaser, the amount set forth beside such Purchaser's name on Schedule 1 hereto, in United States dollars and in immediately available funds.

      "Subsidiary" means, with respect to any entity, any corporation or other organization of which securities or other ownership interest having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions, are directly or indirectly owned by such entity or of which such entity is a partner or is, directly or indirectly, the beneficial owner of 50% or more of any class of equity securities or equivalent profit participation interests.

      "Trading Day" means (i) a day on which the Common Stock is traded on a
Trading Market, or (ii) if the Common Stock is not listed on a Trading Market, a day on which the Common Stock is traded on the over-the-counter market, as reported by the OTC Bulletin Board, or (iii) if the Common Stock is not quoted on the OTC Bulletin Board, a day on which the Common Stock is quoted in the over-the-counter market as reported by Pink Sheets LLC (or any similar organization or agency succeeding to its functions of reporting prices);
provided, that in the event that the Common Stock is not listed or quoted as set forth in (i), (ii) and (iii) hereof, then Trading Day shall mean a Business Day.

      "Trading Market" means the following markets or exchanges on which the
Common Stock is listed or quoted for trading on the date in question: the
American Stock Exchange, the New York Stock Exchange, the Nasdaq National Market
or the Nasdaq Capital Market.

      "Transaction Documents" means this Agreement, the Notes, the Security
Agreement (as amended), the Investor Rights Agreement, the Warrants and any
other documents or agreements executed in connection with the transactions contemplated hereunder.

      "Warrants" shall have the meaning ascribed to such term in the recitals hereto. The Placement Agent Warrants shall also constitute "Warrants" for all purposes hereunder and SCO Securities LLC and/or its designees and such other persons or entities shall constitute "Purchasers" for all purposes hereunder.

      "Warrant Shares" means the shares of Common Stock issuable upon exercise of the Warrants.

      1.2   TERMS OF THE NOTES AND WARRANTS. The terms and provisions of the
Notes are set forth in the form of Secured Convertible Promissory Note, attached hereto as Exhibit C.

                                        5

The terms and provisions of the Warrants are more fully set forth in the form of
Warrant, attached hereto as Exhibit D.

                                   ARTICLE II

                                PURCHASE AND SALE

      2.1   CLOSING.

      (a)   The closing of the transactions contemplated under this Agreement
(the "Closing") will take place upon the execution of this Agreement by the
Company and the Purchasers immediately following satisfaction or waiver of the conditions set forth in Sections 2.2 and 2.3 (other than those conditions which by their terms are not to be satisfied or waived until the Closing), at the offices of Wiggin and Dana LLP, 400 Atlantic Street, Stamford, CT 06901 (or
remotely via exchange of documents and signatures) or at such other place or day as may be mutually acceptable to the Purchasers and the Company. The date on which the Closing occurs is the "Closing Date".

      (b)   At the Closing, the Purchasers shall purchase, severally and not jointly, and the Company shall issue and sell, (i) up to an aggregate original principal amount of $500,000 of Notes and (ii) Warrants to purchase up to
340,909 shares of Common Stock. Each Purchaser shall purchase from the Company, and the Company shall issue and sell to each Purchaser, a Note in such principal amount and a Warrant to purchase such number of Warrant Shares, in each case, as is set forth next to such Purchaser's name on Schedule 1. The Subscription
Amount paid by each Purchaser shall be placed in escrow pending the Closing pursuant to a Closing Escrow Agreement among the Company, SCO Securities LLC and
Wiggin and Dana LLP (the "Escrow Agent"), which agreement shall be in the form attached hereto as Exhibit E (the "Closing Escrow Agreement").

      2.2   CONDITIONS TO OBLIGATIONS OF PURCHASERS TO EFFECT THE CLOSING.

      The obligations of each Purchaser to effect the Closing and the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by such Purchaser:

      (a)   At the Closing (unless otherwise specified below) the Company shall deliver or cause to be delivered to each Purchaser the following:

            (i)   this Agreement, duly executed by the Company;

            (ii)  an original Note for such Purchaser in the principal amount that is set forth on Schedule 1 hereto next to such Purchaser's name;

            (iii) an original Warrant, registered in the name of such Purchaser, pursuant to which such Purchaser shall have the right to acquire up to the number of shares of Common Stock, as set forth next to such Purchaser's name on
Schedule 1 hereto;

            (iv)  the Investor Rights Agreement, duly executed by the Company;

                                        6

            (v)   the Second Security Agreement Amendment, duly executed by the
Company and the parties thereto, other than the Purchasers (if any);

            (vi)  a legal opinion of Bingham McCutchen LLP, counsel to the
Company, in the form of Exhibit F hereto;

            (vii) a certificate of the Secretary of the Company (the
"Secretary's Certificate"), attaching a true copy of the Certificate of
Incorporation and Bylaws of the Company, as amended to the Closing Date, and attaching true and complete copies of the resolutions of the Board of Directors of the Company authorizing the execution, delivery and performance of this
Agreement and the other Transaction Documents; and

      (b)   All representations and warranties of the Company contained herein shall remain true and correct in all material respects as of the Closing Date as though such representations and warranties were made on such date (except those representations and warranties that address matters only as of a particular date will remain true and correct as of such date).

      (c)   As of the Closing Date, there shall have been no Material Adverse
Effect with respect to the Company since the date hereof.

      (d)   From the date hereof to the Closing Date, trading in the Common
Stock shall not have been suspended by the Commission (except for any suspension of trading of limited duration agreed to by the Company, which suspension shall be terminated prior to the Closing), and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg Financial Markets shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any
Trading Market, nor shall a banking moratorium have been declared either by the
United States or New York State authorities.

      2.3.  CONDITIONS TO OBLIGATIONS OF THE COMPANY TO EFFECT THE CLOSING.

      (a)   The obligations of the Company to effect the Closing and the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by the Company. At the Closing, each Purchaser shall deliver or cause to be delivered to the Company the following:

            (i)   this Agreement, duly executed by such Purchaser;

            (ii)  such Purchaser's Subscription Amount, by wire transfer of immediately available funds as provided in the Closing Escrow Agreement;

            (iii) the Investor Rights Agreement, duly executed by such
Purchaser; and

            (iv)  the Security Agreement, duly executed by such Purchaser.

      (b)   All representations and warranties of each of the Purchasers contained herein shall remain true and correct as of the Closing Date as though such representations and warranties were made on such date.

                                        7

                                   ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

      3.1   REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

      Except as set forth under the corresponding section of the Disclosure
Schedules delivered concurrently herewith and except as provided in the SEC
Reports, the Company hereby makes the following representations and warranties as of the date hereof and as of the Closing Date to each Purchaser:

      (A)   SUBSIDIARIES. Except as listed in Schedule 3.1(a), the Company has no direct or indirect Subsidiaries.

      (B)   ORGANIZATION AND QUALIFICATION. Each of the Company and the
Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (as applicable), with the requisite corporate power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of the
Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not have or result in (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document,
(ii) a material adverse effect on the business or financial condition of the
Company and the Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company's ability to perform in any material respect on a timely basis its obligations under any Transaction Document (any of (i), (ii) or (iii), a "Material Adverse Effect").

      (C)   AUTHORIZATION; ENFORCEABILITY. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents and otherwise to carry out its obligations thereunder. The execution and delivery of each of the Transaction
Documents by the Company and the consummation by it of the transactions contemplated thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company in connection therewith. Each Transaction Document has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the
Company enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and rules of law governing specific performance, injunctive relief, or other equitable remedies.

      (D)   NO CONFLICTS. The execution, delivery and performance of the
Transaction Documents by the Company and the consummation by the Company of the transactions contemplated thereby do not and will not (i) conflict with or violate any provision of the Company's or any Subsidiary's certificate or articles of incorporation, bylaws or other

                                        8

organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected, except, in the cases of clause (ii), where such conflict, default or violation would not have or result in a Material Adverse Effect.

      (E)   FILINGS, CONSENTS AND APPROVALS. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than (a) the filing with the Commission of the Registration Statement, the application(s) to each Trading Market for the listing of the Conversion Shares and Warrant Shares for trading thereon in the time and manner required thereby,
Form D and applicable Blue Sky filings and (b) such as have already been obtained or such exemptive filings as are required to be made under applicable securities laws.

      (F)   ISSUANCE OF THE SECURITIES. The Securities are duly authorized and, when issued and paid for in accordance with the Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all
Liens, other than any Liens created by or imposed on the holders thereof through no action of the Company. The Company has reserved from its duly authorized capital stock the maximum number of shares of Common Stock issuable upon conversion of the Notes and exercise of the Warrants.

      (G)   CAPITALIZATION.

            (i)   The authorized and outstanding capitalization of the Company is set forth on Schedule 3.1(g) hereto. All shares of the Company's issued and outstanding capital stock have been duly authorized, are validly issued and outstanding, and are fully paid and nonassessable. No securities issued by the
Company from March 1, 2002 to the date hereof were issued in violation of any statutory or common law preemptive rights. There are no dividends which have accrued or been declared but are unpaid on the capital stock of the Company. All taxes required to be paid by the Company in connection with the issuance and any transfers of the Company's capital stock have been paid. The holders of the
Company's Common Stock have certain rights under the company's Rights Agreement dated as of October 31, 2001 by and between the Company and American Stock
Transfer as Rights Agent. All outstanding securities of the Company have been issued in all material respects in accordance with the provisions of all applicable securities and other laws.

            (ii)  No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. Except as a result of the purchase and sale of the Securities and except for employee and director stock options under the Company's equity compensation plans and as

                                        9

set forth on Schedule 3.1(g)(ii) hereto, there are no outstanding options, warrants, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Common Stock, or securities or rights convertible or exchangeable into shares of Common Stock. The issue and sale of the Securities will not obligate the Company to issue shares of Common Stock or other securities to any Person (other than the Purchasers) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under such securities.

      (H)   SEC REPORTS; FINANCIAL STATEMENTS; LIABILITIES.

            (i)   The Company has filed all reports required to be filed by it under the Securities Act and the Exchange Act, including pursuant to Section
13(a) or 15(d) of the Exchange Act, for the 12 months preceding the date hereof
(or such shorter period as the Company was required by law to file such material) (the foregoing materials, including the exhibits thereto, being collectively referred to herein as the "SEC Reports") on a timely basis or has received a valid extension of such time of filing and has filed any such SEC
Reports prior to the expiration of any such extension. As of their respective filing dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the Commission promulgated thereunder, as applicable, and none of the SEC Reports, as of their respective filing dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

            (ii)  The Company's (A) audited financial statements for the fiscal years ended December 31, 2005 and 2004 included in the Company's annual reports on Form 10-K filed with the Commission and (B) the financial statements included in the Company's quarterly reports on Form 10-Q filed with the Commission for the first three fiscal quarters of 2006 comply with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing of such reports. Such financial statements have been prepared in accordance with generally accepted accounting principles in the United States, applied on a consistent basis during the periods involved ("GAAP"), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, subject to normal year-end audit adjustments. Such financial statements fairly present in all material respects the financial position of the Company and its consolidated subsidiaries, if any, as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal year-end audit adjustments.

            (iii) Except as set forth in the SEC Reports, and except for liabilities and obligations incurred since September 30, 2006 in the ordinary course of business, consistent with past practice, as of the date hereof: (i)
the Company and its Subsidiaries do not have any material liabilities or obligations (absolute, accrued, contingent or otherwise) and (ii) there has not been any aspect of the prior or current conduct of the business of the Company or its Subsidiaries

                                       10

which may form the basis for any material claim by any third party which if asserted could result in a Material Adverse Effect.

      (I)   MATERIAL CHANGES. Except as set forth in the SEC Reports or on
Schedule 3.1(i), since September 30, 2006, the Company has conducted its business only in the ordinary course, consistent with past practice, and since such date there has not occurred:

            (i)   any event, occurrence or development that has had or that
could reasonably be expected to result in a Material Adverse Effect on the
Company or any of its Subsidiaries;

            (ii)  any amendments or changes in the charter documents of the
Company and its Subsidiaries;

            (iii) any:

                  (A)   incurrence, assumption or guarantee by the Company or
its Subsidiaries of any debt for borrowed money other than (i) equipment leases made in the ordinary course of business, consistent with past practice and (ii)
any such incurrence, assumption or guarantee with respect to an amount of
$25,000 or less that has been disclosed in the SEC Reports;

                  (B)   other than as set forth on Schedule 3.1(i)(iii)(A)
hereto, issuance or sale of any securities convertible into or exchangeable for securities of the Company other than to directors, employees and consultants pursuant to existing equity compensation or stock purchase plans of the Company;

                  (C)   issuance or sale of options or other rights to acquire
from the Company or its Subsidiaries, directly or indirectly, securities of the
Company or any securities convertible into or exchangeable for any such securities, other than options issued to directors, employees and consultants in the ordinary course of business, consistent with past practice;

                  (D)   issuance or sale of any stock, bond or other corporate
security other than to directors, employees and consultants pursuant to existing equity compensation or stock purchase plans of the Company;

                  (E)   discharge or satisfaction of any material Lien;

                  (F)   declaration or making any payment or distribution to
stockholders or purchase or redemption of any share of its capital stock or other security other than to directors, officers and employees of the Company or its Subsidiaries as compensation for services rendered to the Company or its
Subsidiary (as applicable) or for reimbursement of expenses incurred on behalf of the Company or its Subsidiary (as applicable);

                  (G)   sale, assignment or transfer of any of its intangible
assets except in the ordinary course of business, consistent with past practice, or cancellation of any debt or claim except in the ordinary course of business, consistent with past practice;

                  (H)   waiver of any right of substantial value whether or
not in the ordinary course of business;

                                       11

                  (I)   material change in officer compensation, except in the
ordinary course of business and consistent with past practice; or

                  (J)   other commitment (contingent or otherwise) to do any of
the foregoing.

            (iv)  other than as set forth on Schedule 3(i)(iv) hereto, any creation, sufferance or assumption by the Company or any of its Subsidiaries of any Lien on any asset or any making of any loan, advance or capital contribution to or investment in any Person, in an aggregate amount which exceeds $25,000 outstanding at any time;

            (v)   any entry into, amendment of, relinquishment, termination or non-renewal by the Company or its Subsidiaries of any material contract, license, lease, transaction, commitment or other right or obligation, other than in the ordinary course of business, consistent with past practice; or

            (vi)  other than as set forth on Schedule 3(i)(vi) hereto, any transfer or grant of a right with respect to the patents, trademarks, trade names, service marks, trade secrets, copyrights or other intellectual property rights owned or licensed by the Company or its Subsidiaries, except as among the
Company and its Subsidiaries.

      (J)   LITIGATION. There is no action, suit, inquiry, notice of violation, proceeding or, to the knowledge of the Company, investigation pending nor, to the knowledge of the Company, is any of the above threatened against the
Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority
(federal, state, county, local or foreign) (collectively, an "Action") which (i)
adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Securities or (ii) could, if there were an unfavorable decision, have or result in a Material Adverse Effect. Neither the
Company nor any Subsidiary, nor, to the knowledge of the Company, any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty within the past five (5) years. To the knowledge of the Company, there has not been and there is not pending or contemplated, any investigation by the Commission involving the Company or any current or former director or officer of the Company. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act within the past eight (8) years.

      (K)   LABOR RELATIONS. No material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company which could have or result in a Material Adverse Effect.

      (L)   COMPLIANCE. Neither the Company nor any Subsidiary (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the
Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is currently in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any order of any court, arbitrator or

                                       12

governmental body, or (iii) is or has been in violation of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws applicable to its business, except in the case of clauses (i) and (iii) as would not have or reasonably be expected to result in a Material Adverse Effect.

      (M)   LICENSES; COMPLIANCE WITH FDA AND OTHER REGULATORY REQUIREMENTS.

            (i)   The Company holds all material authorizations, consents,
approvals, franchises, licenses and permits required under applicable law or regulation for the operation of the business of the Company and its Subsidiaries as presently operated (the "Governmental Authorizations"). All the Governmental
Authorizations have been duly issued or obtained and are in full force and effect, and the Company and its Subsidiaries are in material compliance with the terms of all the Governmental Authorizations. The Company and its Subsidiaries
have not engaged in any activity that, to their knowledge, would cause revocation or suspension of any such Governmental Authorizations. Neither the execution, delivery nor performance of this Agreement shall adversely affect the status of any of the Governmental Authorizations.

            (ii)  Without limiting the generality of the representations and warranties made in sub-paragraph (i) above, the Company represents and warrants that (i) the Company and each of its Subsidiaries is in material compliance with all applicable provisions of the United States Federal Food, Drug, and Cosmetic
Act and the rules and regulations promulgated thereunder (the "FDC Act") and equivalent laws, rules and regulations in jurisdictions outside the United
States in which the Company or its Subsidiaries do business, (ii) its products and those of each of its Subsidiaries that are in the Company's control are not adulterated or misbranded and are in lawful distribution, (iii) all of the products marketed by and within the control of the Company comply in all material respects with any conditions of approval and the terms of the application by the Company to the appropriate Regulatory Authorities, (iv) no
Regulatory Authority has initiated legal action with respect to the manufacturing of the Company's products, such as seizures or required recalls, and the Company is in compliance with applicable good manufacturing practice regulations, (v) its products are labeled and promoted by the Company and its representatives in substantial compliance with the applicable terms of the marketing applications submitted by the Company to the Regulatory Authorities and the provisions of the FDC Act and foreign equivalents, (vi) all adverse events that were known to and required to be reported by Company to the
Regulatory Authorities have been reported to the Regulatory Authorities in a timely manner, (vii) neither the Company nor any of its Subsidiaries is, to their knowledge, employing or utilizing the services of any individual who has been debarred under the FDC Act or foreign equivalents, (viii) all stability studies required to be performed for products distributed by the Company or any of its Subsidiaries have been completed or are ongoing in material compliance with the applicable Regulatory Authority requirements, (ix) any products exported by the Company or any of its Subsidiaries have been exported in compliance with the FDC Act and (x) the Company and its Subsidiaries are in
compliance in all material respects with all applicable provisions of the
Controlled Substances Act. For purposes of this Section 3.1(m), "Regulatory
Authority" means any governmental authority in a country or region that regulates the manufacture or sale of Company's products, including, but not limited to, the United States Food and Drug Administration.

      (N)   TITLE TO ASSETS. The Company and the Subsidiaries do not own any
real property, and have good and marketable title to all personal property owned by them that is material to the

                                       13

business of the Company and the Subsidiaries, taken as a whole, in each case free and clear of all Liens other than those pursuant to the Security Agreement and except those, if any, reflected in the Company's financial statements or incurred in the ordinary course of business consistent with past practice or which would not cause a Material Adverse Effect. Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases (subject to laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and rules of law governing specific performance, injunctive relief, or other equitable remedies)
with which the Company and the Subsidiaries are in material compliance.

      (O)   INTELLECTUAL PROPERTY.

            (i)   The Company or a Subsidiary thereof has the right to use
or is the sole and exclusive owner of all right, title and interest in and to all material foreign and domestic patents, patent rights, trademarks, service marks, trade names, brands and copyrights (whether or not registered and, if applicable, including pending applications for registration) owned, used or controlled by the Company and its Subsidiaries (collectively, the "Rights") and in and to each material invention, software, trade secret, technology, product, composition, formula and method of process used by the Company or its
Subsidiaries (the Rights and such other items, the "Intellectual Property"), and, to the Company's knowledge, has the right to use the same, free and clear of any claim or conflict with the rights of others (subject to the provisions of any applicable license agreement) except as would not cause a Material Adverse
Effect;

            (ii)  other than as set forth in the SEC Reports and except as in the ordinary course of business, no royalties or fees (license or otherwise) are payable by the Company or its Subsidiaries to any Person by reason of the ownership or use of any of the Intellectual Property;

            (iii) there have been no written claims made against the Company or its Subsidiaries asserting the invalidity, abuse, misuse, or unenforceability of any of the Intellectual Property, and, to the best of the Company's knowledge, there are no reasonable grounds for any such claims which would cause a Material
Adverse Effect;

            (iv)  neither the Company nor its Subsidiaries have made any claim of any violation or infringement by others of its rights in the Intellectual
Property, and to the best of the Company's knowledge, no reasonable grounds for such claims exist; and

            (v)   neither the Company nor its Subsidiaries have received written notice that it is in conflict with or infringing upon the asserted rights of others in connection with the Intellectual Property which would cause a Material
Adverse Effect.

      (P)   INSURANCE. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged. All of the insurance policies of the Company and its Subsidiaries are in full force and effect and are valid and enforceable in accordance with their terms, and the Company and its Subsidiaries have complied with all material terms and conditions thereof. Neither the Company nor any
Subsidiary has any reason to believe that it will not be able to renew its existing

                                       14

insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

      (Q)   TRANSACTIONS WITH AFFILIATES AND EMPLOYEES. Except as provided in the SEC Reports, none of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, other than (a) for payment of salary or consulting fees for services rendered, (b) reimbursement for expenses incurred on behalf of the Company and
(c) for other employee benefits, including stock option agreements and other stock awards under any equity compensation plan of the Company.

      (R)   INTERNAL ACCOUNTING CONTROLS. The Company and each of the
Subsidiaries maintains a system of internal accounting controls sufficient in the judgment of the Company's management to provide reasonable assurance that
(i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The
Company has established disclosure controls and procedures (as defined in
Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and designed such disclosure controls and procedures to ensure that the Company is able to collect the information that it is required to disclose in the reports it files with the
Commission and to process, summarize and disclose this information in the time periods specified in the Commission's rules. The Company's certifying officers have evaluated the effectiveness of the Company's controls and procedures as of
September 30, 2006. The Company presented in its Form 10-Q for the quarter ended
September 30, 2006, the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of September 30, 2006. Since September 30, 2006, there have been no significant changes in the Company's internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15) or, to the
Company's knowledge, in other factors that could significantly affect the
Company's internal controls.

      (S)   CERTAIN FEES. Except for fees payable to SCO Securities LLC, no brokerage or finder's fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by this Agreement. The Purchasers shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other
Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by this Agreement.

      (T)   PRIVATE PLACEMENT; INTEGRATED OFFERING. Assuming the accuracy of the
Purchasers representations and warranties set forth in Section 3.2, no registration under the

                                       15

Securities Act is required for the offer and sale of the Securities by the
Company to the Purchasers as contemplated hereby. The issuance and sale of the
Securities hereunder does not contravene the rules and regulations of the
Trading Market. Neither the Company, nor any of its Affiliates, nor any Person
acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of the Securities Act and would as a result require registration under the Securities Act or trigger any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated.

      (U)   CHARTER, BYLAWS AND CORPORATE RECORDS. The minute books of the
Company and its Subsidiaries contain in all material respects complete and accurate records of all meetings and other corporate actions of the board of directors, committees of the board of directors, incorporators and stockholders of the Company and its Subsidiaries from the date of incorporation of each such entity to the date hereof. All material corporate decisions and actions have been validly made or taken. All corporate books, including without limitation the share transfer register, comply in all material respects with applicable laws and regulations and have been regularly updated.

      (V)   REGISTRATION RIGHTS. Except as set forth in Schedule 3.1(v), no
Person has any right to cause the Company to effect the registration under the
Securities Act of any securities of the Company.

      (W)   LISTING AND MAINTENANCE REQUIREMENTS. Except as set forth on
Schedule 3(w), the Company has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the Common Stock is or has been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

      (X)   TAXES. All tax returns and tax reports required to be filed with respect to the income, operations, business or assets of the Company and its
Subsidiaries have been timely filed (or appropriate extensions have been obtained) with the appropriate governmental agencies in all jurisdictions in which such returns and reports are required to be filed, and all of the foregoing as filed are, in all material respects, correct and complete and, in all material respects, reflect accurately all liability for taxes of the Company and its Subsidiaries for the periods to which such returns relate, and all amounts shown as owing thereon have been paid. All income, profits, franchise, sales, use, value added, occupancy, property, excise, payroll, withholding,
FICA, FUTA and other taxes (including interest and penalties), if any, collectible or payable by the Company and its Subsidiaries or relating to or chargeable against any of its material assets, revenues or income or relating to any employee, independent contractor, creditor, stockholder or other third party through the Closing Date, were fully collected and paid by such date if due by such date or provided for by adequate reserves in the financial statements contained in the SEC Reports as of and for the periods ended September 30, 2006
(other than taxes accruing after such date) and all similar items due through the Closing Date will have been fully paid by that date or provided for by adequate reserves, whether or not any such taxes were reported or reflected in any tax returns or filings. No taxation authority has sought to audit the records of the Company

                                       16

or any of its Subsidiaries for the purpose of verifying or disputing any tax returns, reports or related information and disclosures provided to such taxation authority, or for the Company's or any of its Subsidiaries' alleged failure to provide any such tax returns, reports or related information and disclosure. No material claims or deficiencies have been asserted against or inquiries raised with the Company or any of its Subsidiaries with respect to any taxes or other governmental charges or levies which have not been paid or otherwise satisfied, including claims that, or inquiries whether, the Company or any of its Subsidiaries has not filed a tax return that it was required to file, and, to the best of the Company's knowledge, there exists no reasonable basis for the making of any such claims or inquiries. Neither the Company nor any of its Subsidiaries has waived any restrictions on assessment or collection of taxes or consented to the extension of any statute of limitations relating to taxation.

      (Y)   ENVIRONMENTAL MATTERS. None of the premises or any properties owned, occupied or leased by the Company or its Subsidiaries (the "Premises") has been used by the Company or the Subsidiaries or, to the Company's knowledge, by any other Person, to manufacture, treat, store, or dispose of any substance that has been designated to be a "hazardous substance" under applicable Environmental
Laws (hereinafter defined) ("Hazardous Substances") in violation of any applicable Environmental Laws. To its knowledge, the Company has not disposed of, discharged, emitted or released any Hazardous Substances which would require, under applicable Environmental Laws, remediation, investigation or similar response activity. No Hazardous Substances are present as a result of the actions of the Company or, to the Company's knowledge, any other Person, in, on or under the Premises which would give rise to any liability or clean-up obligations of the Company under applicable Environmental Laws. The Company and, to the Company's knowledge, any other Person for whose conduct it may be responsible pursuant to an agreement or by operation of law, are in compliance with all laws, regulations and other federal, state or local governmental requirements, and all applicable judgments, orders, writs, notices, decrees, permits, licenses, approvals, consents or injunctions in effect on the date of this Agreement relating to the generation, management, handling, transportation, treatment, disposal, storage, delivery, discharge, release or emission of any
Hazardous Substance (the "Environmental Laws"). Neither the Company nor, to the
Company's knowledge, any other Person for whose conduct it may be responsible pursuant to an agreement or by operation of law has received any written complaint, notice, order, or citation of any actual, threatened or alleged noncompliance with any of the Environmental Laws, and there is no proceeding, suit or investigation pending or, to the Company's knowledge, threatened against the Company or, to the Company's knowledge, any such Person with respect to any violation or alleged violation of the Environmental Laws, and, to the knowledge of the Company, there is no basis for the institution of any such proceeding, suit or investigation.

      (Z)   DISCLOSURE. The Company confirms that neither the Company nor any other Person acting on its behalf and at the direction of the Company, has provided any of the Purchasers or their agents or counsel with any information that in the Company's reasonable judgment, at the time such information was furnished, constitutes material, non-public information. The Company understands and confirms that the Purchasers will rely on the foregoing representations and covenants in effecting transactions in securities of the Company. All disclosure provided to the Purchasers regarding the Company, its business and the transactions contemplated hereby, including the Disclosure Schedules to this
Agreement, furnished by or on behalf of the Company are true and correct in all material respects and do not contain any untrue statement of a material fact or omit to state any material fact necessary in

                                       17

order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

      (AA)  NO ADDITIONAL REPRESENTATIONS. Each Purchaser acknowledges and agrees that the Company does not make and has not made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in this Section 3.1 or in any Transaction Document.

      (BB)  POISON PILL. The Company and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company's
Certificate of Incorporation (or similar charter documents) or the laws of its state of incorporation that is or could become applicable to the Purchasers as a result of the Purchasers and the Company fulfilling their obligations or exercising their rights under this Agreement and the Transaction Documents, including without limitation the Company's issuance of the Securities and the
Purchasers' ownership of the Securities.

      3.2   REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS.

      Each Purchaser hereby, for itself and for no other Purchaser, represents and warrants as of the date hereof and as of the Closing Date to the Company as follows:

      (A)   ORGANIZATION; AUTHORITY; ENFORCEABILITY. Such Purchaser (other than individuals) is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with full power and authority to enter into and to consummate the transactions contemplated by the
Transaction Documents and otherwise to carry out its obligations thereunder. The execution, delivery and performance by such Purchaser of the transactions contemplated by this Agreement has been duly authorized by all necessary corporate or similar action on the part of such Purchaser. Each Transaction
Document to which it is a party has been duly executed by such Purchaser, and when delivered by such Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and rules of law governing specific performance, injunctive relief, or other equitable remedies.

      (B)   GENERAL SOLICITATION. Such Purchaser is not purchasing the
Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

      (C)   NO PUBLIC SALE OR DISTRIBUTION. Such Purchaser is (i) acquiring the
Notes and Warrants and (ii) upon conversion of the Notes or exercise of the
Warrants will acquire the Conversion Shares or Warrant Shares, as applicable, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof; provided, however, that by making the representations herein, such Purchaser does not agree to hold any of the
Securities for any minimum or other specific term and reserves the right to dispose of the

                                       18

Securities at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act. Such Purchaser is acquiring the Securities hereunder in the ordinary course of its business. Such Purchaser does not have any agreement or understanding, directly or indirectly, with any
Person to distribute any of the Securities.

      (D)   ACCREDITED INVESTOR STATUS. Such Purchaser is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D.

      (E)   RESIDENCY. Such Purchaser is a resident of the jurisdiction set forth below such Purchaser's name on Schedule 1 attached hereto.

      (F)   RELIANCE ON EXEMPTIONS. Such Purchaser understands that the Notes and Warrants are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Purchaser's compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of such
Purchaser to acquire the Common Stock and Warrants.

      (G)   INFORMATION. Such Purchaser and its advisors, if any, have been furnished with all publicly available materials (or such materials have been made available to such Purchaser) relating to the business, finances and operations of the Company and such other publicly available materials relating to the offer and sale of the Notes and Warrants as have been requested by such
Purchaser, including without limitation the Company's Form 10-K for the period ended December 31, 2005, Forms 10-Q for the periods ended March 31, 2006, June
30, 2006 and September 30, 2006 and Forms 8-K filed by the Company since January
1, 2006. Each Purchaser acknowledges that it has read and understands the risk factors set forth in such Form 10-K, Forms 10-Q and Forms 8-K. Neither such review nor any other due diligence investigations conducted by such Purchaser or its advisors, if any, or its representatives shall modify, amend or affect such
Purchaser's right to rely on the Company's representations and warranties contained herein. Such Purchaser understands that its investment in the Notes and Warrants involves a high degree of risk.

      (H)   NO GOVERNMENTAL REVIEW. Such Purchaser understands that no United
States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Notes and
Warrants or the fairness or suitability of the investment in the Notes and
Warrants, nor have such authorities passed upon or endorsed the merits of the offering of the Notes and Warrants.

      (I)   EXPERIENCE OF SUCH PURCHASER. Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters, including investing in companies engaged in the business in which the Company is engaged, so as to be capable of evaluating the merits and risks of the prospective investment in the Notes and
Warrants, and has so evaluated the merits and risks of such investment. Such
Purchaser is able to bear the economic risk of an investment in the Notes and
Warrants and, at the present time, is able to afford a complete loss of such investment.

                                       19

      The Company acknowledges and agrees that each Purchaser does not make or has not made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in this Section 3.2.

                                   ARTICLE IV

                         OTHER AGREEMENTS OF THE PARTIES

      4.1   TRANSFER RESTRICTIONS.

      (a)   The Securities may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of Securities other than pursuant to an effective registration statement, to the Company, to an
Affiliate of a Purchaser (who is an accredited investor and executes a customary representation letter) or in connection with a pledge as contemplated in Section
4.1(b), the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably satisfactory to the Company (it being understood that Wiggin and Dana LLP is reasonably satisfactory), the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act, provided, however, that in the case of a transfer pursuant to Rule 144, no opinion shall be required if the transferor provides the Company with a customary seller's representation letter, and if such sale is not pursuant to subsection (k) of
Rule 144, a customary broker's representation letter and a Form 144. Any such transferee that agrees in writing to be bound by the terms of this Agreement and the Investor Rights Agreement shall have the rights of a Purchaser under this
Agreement and the Investor Rights Agreement. Except as required by federal securities laws and the securities law of any state or other jurisdiction within the United States, the Securities may be transferred, in whole or in part, by any of the Purchasers at any time. The Company shall reissue certificates evidencing the Securities upon surrender of certificates evidencing the
Securities being transferred in accordance with this Section 4.1(a).

      (b)   The Purchasers agree to the imprinting, so long as is required by this Section 4.1(b), of a legend on any of the Securities in substantially the following form:

      THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE
COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN
EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE
"SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT
TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO
AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE
REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH
APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO
THE TRANSFEROR TO SUCH EFFECT, SUCH COUNSEL AND THE SUBSTANCE OF SUCH OPINION
SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. UNLESS PROHIBITED BY APPLICABLE
LAW, RULE OR REGULATION, THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A
BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR

                                       20

OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN "ACCREDITED INVESTOR" AS
DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT.

      The Company acknowledges and agrees that, unless prohibited by applicable law, rule or regulation, a Purchaser may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Securities to a financial institution that is an
"accredited investor" as defined in Rule 501(a) under the Securities Act and, if required under the terms of such arrangement, such Purchaser may transfer pledged or secured Securities to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith; provided, however, that such Purchaser shall provide the
Company with such documentation as is reasonably requested by the Company to ensure that the pledge is pursuant to a bona fide margin agreement with a registered broker-dealer or a security interest in some or all of the Securities to a financial institution that is an "accredited investor" as defined in Rule
501(a) under the Securities Act. The Company will execute and deliver such documentation as a pledgee or secured party of Securities may reasonably request in connection with a pledge or transfer of the Securities, including the preparation and filing of any required prospectus supplement under Rule
424(b)(3) under the Securities Act or other applicable provision of the
Securities Act to appropriately amend the list of selling stockholders thereunder.

      (c)   Certificates evidencing the Conversion Shares and Warrant Shares shall not contain any legend (including the legend set forth in Section 4.1(b)),
(i) following any sale of such Conversion Shares or Warrant Shares pursuant to
Rule 144, or (ii) if such Conversion Shares or Warrant Shares are eligible for sale under Rule 144(k) (and the holder of such Conversion Shares or Warrant
Shares has submitted a written request for removal of the legend indicating that the holder has complied with the applicable provisions of Rule 144), or (iii) if such legend is not required under applicable requirements of the Securities Act
(including judicial interpretations and pronouncements issued by the Staff of the Commission) (and the holder of such Conversion Shares or Warrant Shares has submitted a written request for removal of the legend indicating that the holder has complied with the applicable provisions of Rule 144). The Company shall cause its counsel to issue a legal opinion to the Company's transfer agent promptly upon the occurrence of any of the events in clauses (i), (ii) or (iii)
above to effect the removal of the legend hereunder and shall also cause its counsel to issue a "blanket" legal opinion to the Company's transfer agent promptly after the Effective Date, if required by the Company's transfer agent, to allow sales pursuant to an effective Registration Statement. The Company agrees that at such time as such legend is no longer required under this Section
4.1(c), it will, no later than three Trading Days following the delivery by a
Purchaser to the Company or the Company's transfer agent of a certificate representing Conversion Shares or Warrant Shares, as the case may be, issued with a restrictive legend, deliver or cause to be delivered to such Purchaser a certificate representing such Securities that is free from all restrictive and other legends; provided that the holder of such Conversion Shares or Warrant
Shares has submitted a written request for removal of the legend indicating that the holder has complied with the applicable provisions of Rule 144. The Company may not make any notation on its records or give instructions to any transfer agent of the Company that enlarge the restrictions on transfer set forth in this
Section.

                                       21

      (d)   Each Purchaser, severally and not jointly, agrees that the removal of the restrictive legend from certificates representing Securities as set forth in this Section 4.1 is predicated upon the Company's reliance on, and the
Purchaser's agreement that, and each Purchaser hereby agrees that, the Purchaser will not sell any Securities except pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom.

      4.2   FURNISHING OF INFORMATION.

      As long as any Purchaser owns Securities, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act. Upon the request of any such holder of
Securities, the Company shall deliver to such holder a written certification of a duly authorized officer as to whether it has complied with the preceding sentence. As long as any Purchaser owns Securities, if the Company is not required to file reports pursuant to the Exchange Act, it will prepare and furnish to the Purchasers and make publicly available in accordance with Rule
144(c), such information as is required for the Purchasers to sell the
Securities under Rule 144. The Company further covenants that it will take such further action as any holder of Securities may reasonably request, all to the extent required from time to time to enable such Person to sell such Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144.

      4.3   INTEGRATION.

      The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the
Securities Act) that would be integrated with the offer or sale of the
Securities in a manner that would require the registration under the Securities
Act of the sale of the Securities to the Purchasers or that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market.

      4.4   PUBLICITY.

      The Company shall, within two Business Days following the Closing Date, file a Current Report on Form 8-K, disclosing the transactions contemplated hereby and make such other filings and notices in the manner and time required by the Commission. The Company and SCO Securities LLC shall consult with each other in issuing any press releases with respect to the transactions contemplated hereby, and neither the Company nor any Purchaser nor SCO
Securities LLC shall issue any such press release or otherwise make any such public statement without the prior consent of the Company, with respect to any press release of any Purchaser or SCO Securities LLC, or without the prior consent of SCO Securities LLC, with respect to any press release of the Company, except if such disclosure is required by applicable law, rule or regulation, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication.

                                       22

      4.5   USE OF PROCEEDS.

      The Company covenants and agrees that the proceeds from the sale of the
Notes and Warrants shall be used by the Company for working capital and general corporate purposes; under no circumstances shall any portion of the proceeds be applied to:

            (i)   accelerated repayment of debt existing on the date hereof
                  (other than payment of trade payables in the ordinary course of the Company's business and consistent with prior
                  practices);

            (ii)  the payment of dividends or other distributions on any capital stock of the Company;

            (iii) the purchase of debt or equity securities of any Person for cash, including the Company and its Subsidiaries, except in connection with investment of excess cash in high quality
                  (A1/P1 or better) money market instruments having maturities of one year or less;

            (iv)  any expenditure not directly related to the business of the
                  Company; or

            (v)   the redemption of any Company equity or equity-equivalent
                  securities.

      4.6   RESERVATION OF COMMON STOCK.

      As of the date hereof, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of shares of Common Stock for the purpose of enabling the
Company to issue the maximum number of Conversion Shares issuable upon conversion of the Notes and Warrant Shares issuable upon exercise of the
Warrants.

      4.7   LISTING OF COMMON STOCK.

      The Company hereby agrees that, from time to time, if the Company applies to have the Common Stock traded on any Trading Market, it will include in such application the Conversion Shares and the Warrant Shares, and will take such other action as is necessary to cause the Conversion Shares and Warrant Shares to be listed on such Trading Market as promptly as possible.

      4.8   BUSINESS OPERATIONS. Until the earlier of: (i) the third year anniversary of the Closing Date and (ii) the date that the Purchasers own less than 50% of the Notes originally issued pursuant to this Agreement or Conversion
Shares issuable upon conversion thereof, the Company shall comply with the following covenants:

      (A)   INSURANCE. The Company and its Subsidiaries shall maintain insurance policies such that the representations contained in the first sentence of
Section 3.1(p) hereof continue to be true and correct and shall, from time to time upon the written request of the Purchasers, promptly furnish or cause to be furnished to the Purchasers evidence, in form and substance reasonably satisfactory to the Purchasers, of the maintenance of all insurance maintained by it.

                                       23

      (B)   CORPORATE EXISTENCE; LICENSES. The Company shall preserve and maintain and cause its Subsidiaries to preserve and maintain their corporate existence and good standing in the jurisdiction of their incorporation and the rights, privileges and franchises of the Company and its Subsidiaries (except, in each case, in the event of a merger or consolidation in which the Company or its Subsidiaries, as applicable, is not the surviving entity) in each case where the failure to so preserve or maintain could have a Material Adverse Effect on the financial condition, business or operations of the Company and its
Subsidiaries taken as a whole. The Company shall, and shall cause its
Subsidiaries to, maintain at all times all material licenses or permits necessary to the conduct of its business and as required by any governmental agency or instrumentality thereof, including without limitation all Food and
Drug Administration clearances and approvals.

      (C)   TAXES AND CLAIMS. The Company and its Subsidiaries shall duly pay and discharge (a) all taxes, assessments and governmental charges upon or against the Company or its properties or assets prior to the date on which penalties attach thereto, unless and to the extent that such taxes are being diligently contested in good faith and by appropriate proceedings, and appropriate reserves therefor have been established, and (b) all lawful claims, whether for labor, materials, supplies, services or anything else which might or could, if unpaid, become a lien or charge upon the properties or assets of the
Company or its Subsidiaries, unless and to the extent only that the same are being contested in good faith and by appropriate proceedings and appropriate reserves therefor have been established.

      (D)   AFFILIATE TRANSACTIONS. Except for transactions approved by the
Company's Audit Committee or a majority of the disinterested members of the board of directors of the Company, neither the Company nor any of its
Subsidiaries shall enter into any transaction with any (i) director, officer, employee or holder of more than 5% of the outstanding capital stock of any class or series of capital stock of the Company or any of its Subsidiaries, (ii)
member of the immediate family of any such person, or (iii) corporation, partnership, trust or other entity in which any such person, or member of the immediate family of any such person, is a director, officer, trustee, partner or holder of more than 5% of the outstanding capital stock thereof.

      4.9   SECURITIES LAW COMPLIANCE.

      (A)   SECURITIES ACT. The Company shall timely prepare and file with the
Securities and Exchange Commission the form of notice of the sale of securities pursuant to the requirements of Regulation D regarding the sale of the Common
Stock and Warrants under this Agreement.

      (B)   STATE SECURITIES LAW COMPLIANCE -- SALE. The Company shall timely prepare and file such applications, consents to service of process (but not including a general consent to service of process) and similar documents and take such other steps and perform such further acts as shall be required by the state securities law requirements of each jurisdiction where a Purchaser resides, as indicated on Schedule 1, with respect to the sale of the Common
Stock and Warrants under this Agreement.

      (C)   STATE SECURITIES LAW COMPLIANCE --RESALE. Beginning no later than 30 days following any date, from time to time, on which the Common Stock is no longer a "covered security" under Section 18(b)(1)(A) of the Securities Act and continuing until either (i) the

                                       24

Purchasers have sold all of their Conversion Shares and Warrant Shares under a registration statement pursuant to the Investor Rights Agreement or (ii) the
Common Stock becomes a "covered security" under Section 18(b)(1)(A) of the
Securities Act, the Company shall maintain within either Moody's Industrial
Manual or Standard and Poor's Standard Corporation Descriptions (or any
successors to these manuals which are similarly qualified as "recognized securities manuals" under state Blue Sky laws) an updated listing containing (i)
the names of the officers and directors of the Company, (ii) a balance sheet of the Company as of a date that is at no time older than eighteen months and (iii)
a profit and loss statement of the Company for either the preceding fiscal year or the most recent year of operations.

      4.10  POISON PILL. From time to time, for as long as any Purchaser holds any Securities, the Company and its Board of Directors shall take all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company's
Certificate of Incorporation (or similar charter documents) or the laws of its state of incorporation that is or could become applicable to the Purchasers as a result of the Purchasers and the Company fulfilling their obligations or exercising their rights under this Agreement and the Transaction Documents, including without limitation the Company's issuance of the Securities and the
Purchasers' ownership of the Securities.

      4.11  DIRECTOR DESIGNEES. For as long as the Notes issued pursuant to this
Agreement remain outstanding, the Company shall comply with the covenant set forth in Section 4.14 of the February Purchase Agreement, without regard to whether any "Notes", as such term is used in the February Purchase Agreement, remain outstanding.

                                    ARTICLE V

                    INDEMNIFICATION, TERMINATION AND DAMAGES

      5.1   SURVIVAL OF REPRESENTATIONS.

      Except as otherwise provided herein, the representations and warranties of the Company and the Purchasers contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing Date and shall continue in full force and effect for a period of one (1) year from the Closing Date. The Company's and the Purchasers' warranties and representations shall in no way be affected or diminished in any way by any investigation of (or failure to investigate) the subject matter thereof made by or on behalf of the Company or the Purchasers.

      5.2   INDEMNIFICATION.

      (a)   The Company agrees to indemnify and hold harmless the Purchasers, their Affiliates, each of their officers, directors, employees and agents and their respective successors and assigns, from and against any losses, damages, or expenses which are caused by or arise out of (i) any breach or default in the performance by the Company of any covenant or agreement made by the Company in this Agreement or in any of the Transaction Documents; (ii) any breach of warranty or representation made by the Company in this Agreement or in any of the

                                       25

Transaction Documents; and/or (iii) any and all third party actions, suits, proceedings, claims, demands, judgments, costs and expenses (including reasonable legal fees and expenses) incident to any of the foregoing.

      (b)   The Purchasers, severally and not jointly, agree to indemnify and hold harmless the Company, its Affiliates, each of their officers, directors, employees and agents and their respective successors and assigns, from and against any losses, damages, or expenses which are caused by or arise out of (A)
any breach or default in the performance by the Purchasers of any covenant or agreement made by the Purchasers in this Agreement or in any of the Transaction
Documents; (B) any breach of warranty or representation made by the Purchasers in this Agreement or in any of the Transaction Documents; and (C) any and all
third party actions, suits, proceedings, claims, demands, judgments, costs and expenses (including reasonable legal fees and expenses) incident to any of the foregoing; provided, however, that a Purchaser's liability under this Section
5.2(b) shall not exceed the Purchase Price paid by such Purchaser hereunder.

      5.3   INDEMNITY PROCEDURE.

      A party or parties hereto agreeing to be responsible for or to indemnify against any matter pursuant to this Agreement is referred to herein as the
"Indemnifying Party" and the other party or parties claiming indemnity is referred to as the "Indemnified Party". An Indemnified Party under this
Agreement shall, with respect to claims asserted against such party by any third party, give written notice to the Indemnifying Party of any liability which might give rise to a claim for indemnity under this Agreement within sixty (60)
Business Days of the receipt of any written claim from any such third party, but not later than twenty (20) days prior to the date any answer or responsive pleading is due, and with respect to other matters for which the Indemnified
Party may seek indemnification, give prompt written notice to the Indemnifying
Party of any liability which might give rise to a claim for indemnity; provided, however, that any failure to give such notice will not waive any rights of the
Indemnified Party except to the extent the rights of the Indemnifying Party are materially prejudiced.

      The Indemnifying Party shall have the right, at its election, to take over the defense or settlement of such claim by giving written notice to the
Indemnified Party at least fifteen (15) days prior to the time when an answer or other responsive pleading or notice with respect thereto is required. If the
Indemnifying Party makes such election, it may conduct the defense of such claim through counsel of its choosing (subject to the Indemnified Party's approval of such counsel, which approval shall not be unreasonably withheld or delayed), shall be solely responsible for the expenses of such defense and shall be bound by the results of its defense or settlement of the claim. The Indemnifying Party shall not settle any such claim without prior notice to and consultation with the Indemnified Party, and no such settlement involving any equitable relief or which might have an adverse effect on the Indemnified Party may be agreed to without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed). So long as the Indemnifying Party is diligently contesting any such claim in good faith, the Indemnified Party may pay or settle such claim only at its own expense and the Indemnifying Party will not be responsible for the fees of separate legal counsel to the Indemnified
Party, unless the named parties to any proceeding include both parties or representation of both parties by the same counsel would be inappropriate in the reasonable opinion of counsel to the Indemnified Party, due to conflicts of interest or otherwise. If the

                                       26

Indemnifying Party does not make such election, or having made such election does not, in the reasonable opinion of the Indemnified Party proceed diligently to defend such claim, then the Indemnified Party may (after written notice to the Indemnifying Party), at the expense of the Indemnifying Party, elect to take over the defense of and proceed to handle such claim in its discretion and the
Indemnifying Party shall be bound by any defense or settlement that the
Indemnified Party may make in good faith with respect to such claim. In connection therewith, the Indemnifying Party will fully cooperate with the
Indemnified Party should the Indemnified Party elect to take over the defense of any such claim. The parties agree to cooperate in defending such third party claims and the Indemnified Party shall provide such cooperation and such access to its books, records and properties (subject to the execution of appropriate non-disclosure agreements) as the Indemnifying Party shall reasonably request with respect to any matter for which indemnification is sought hereunder; and
the parties hereto agree to cooperate with each other in order to ensure the proper and adequate defense thereof.

      With regard to claims of third parties for which indemnification is payable hereunder, such indemnification shall be paid by the Indemnifying Party upon the earlier to occur of: (i) the entry of a judgment against the
Indemnified Party and the expiration of any applicable appeal period, or if earlier, five (5) days prior to the date that the judgment creditor has the right to execute the judgment; (ii) the entry of an unappealable judgment or final appellate decision against the Indemnified Party; or (iii) a settlement of the claim. Notwithstanding the foregoing, the reasonable expenses of counsel to the Indemnified Party shall be reimbursed on a current basis by the Indemnifying
Party. With regard to other claims for which indemnification is payable hereunder, such indemnification shall be paid promptly by the Indemnifying Party upon demand by the Indemnified Party.

                                   ARTICLE VI

                                  MISCELLANEOUS

      6.1   FEES AND EXPENSES.

      The Company shall be responsible for the payment of the Purchasers'
reasonable and documented legal fees and other third-party expenses relating to the preparation, negotiation and execution of this Agreement and the Transaction
Documents and the consummation of the transactions contemplated herein.

      6.2   ENTIRE AGREEMENT.

      The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

      6.3   NOTICES.

      Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified on the signature pages attached hereto prior to 5:00 p.m. (New York

                                       27

City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number on the signature pages attached hereto on a day that is not a
Trading Day or later than 5:00 p.m. (New York City time) on any Trading Day, (c)
the Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as follows:

      If to the Purchasers, at each Purchaser's address set forth under its name on Schedule 1 attached hereto, or with respect to the Company, addressed to:

                  Access Pharmaceuticals, Inc.
                  2600 Stemmons Freeway, Suite 176
                  Dallas, Texas 75207
                  Attention: President
                  Facsimile No.: (214) 905-5101

or to such other address or addresses or facsimile number or numbers as any such party may most recently have designated in writing to the other parties hereto by such notice. Copies of notices to the Company shall be sent to:

                  Bingham McCutchen LLP
                  150 Federal Street
                  Boston, Massachusetts 02110
                  Attention:  John J. Concannon, III
                  Facsimile No.: (617) 951-8736

Copies of notices to any Purchaser shall be sent to the addresses, if any, listed on Schedule 1 attached hereto.

      6.4   AMENDMENTS; WAIVERS.

      No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and each
Purchaser or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

      6.5   CONSTRUCTION.

      The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

                                       28

      6.6   SUCCESSORS AND ASSIGNS.

      This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Purchaser. Any Purchaser may assign any or all of its rights under this Agreement to any Person, provided such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions hereof that apply to the Purchasers.

      6.7   NO THIRD-PARTY BENEFICIARIES.

      This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Article V.

      6.8   GOVERNING LAW.

      All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.

      6.9   JURISDICTION; VENUE; SERVICE OF PROCESS.

      This Agreement shall be subject to the exclusive jurisdiction of the
Federal District Court, Southern District of New York and if such court does not have proper jurisdiction, the State Courts of New York County, New York. The
parties to this Agreement agree that any breach of any term or condition of this
Agreement shall be deemed to be a breach occurring in the State of New York by virtue of a failure to perform an act required to be performed in the State of
New York and irrevocably and expressly agree to submit to the jurisdiction of the Federal District Court, Southern District of New York and if such court does not have proper jurisdiction, the State Courts of New York County, New York for
the purpose of resolving any disputes among the parties relating to this
Agreement or the transactions contemplated hereby. The parties irrevocably waive, to the fullest extent permitted by law, any objection which they may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement, or any judgment entered by any court in respect hereof brought in New York County, New York, and further irrevocably waive any claim that any suit, action or proceeding brought in
Federal District Court, Southern District of New York and if such court does not have proper jurisdiction, the State Courts of New York County, New York has been brought in an inconvenient forum. Each of the parties hereto consents to process being served in any such suit, action or proceeding, by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 6.9 shall affect or limit any right to serve process in any other manner permitted by law.

      6.10  EXECUTION.

      This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when

                                       29

counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

      6.11  SEVERABILITY.

      If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

      6.12  REPLACEMENT OF SECURITIES.

      If any certificate or instrument evidencing any of the Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity (but no bond shall be required), if requested by the Company.

      6.13  REMEDIES.

      In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchasers and the
Company will be entitled to specific performance under the Transaction
Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agrees to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

      6.14  PAYMENT SET ASIDE.

      To the extent that the Company makes a payment or payments to any
Purchaser pursuant to any Transaction Document or a Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall, to the extent permissible under applicable law, be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

      6.15  INDEPENDENT NATURE OF PURCHASERS' OBLIGATIONS AND RIGHTS.

      The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no
Purchaser shall be responsible in any

                                       30

way for the performance of the obligations of any other Purchaser under any
Transaction Document. Nothing contained herein or in any Transaction Document, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Document. Each Purchaser shall be entitled to independently protect and enforce its rights, including without limitation, the rights arising out of this Agreement or out of the other
Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose. Each
Purchaser has been represented by its own separate legal counsel in their review and negotiation of the Transaction Documents. For reasons of administrative convenience only, Purchasers and their respective counsel have chosen to communicate with the Company through Wiggin and Dana LLP, but such counsel does not represent any of the Purchasers in this transaction other than SCO
Securities LLC. The Company has elected to provide all Purchasers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by the Purchasers.

      6.16  WAIVER OF TRIAL BY JURY.

      THE PARTIES HERETO IRREVOCABLY WAIVE TRIAL BY JURY IN ANY SUIT, ACTION OR
PROCEEDING RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

      6.17  FURTHER ASSURANCES.

      Each party agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements and to give such further written assurances as may be reasonably requested by any other party to better evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement, and further agrees to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable law to consummate and make effective the transactions contemplated hereby, to obtain all necessary waivers, consents and approvals, to effect all necessary registrations and filings, and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement.

                            [Signature pages follow.]

                                       31

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                     COMPANY:

                                     ACCESS PHARMACEUTICALS, INC.

                                     By: /s/ Stephen B. Thompson
                                         -----------------------
                                     Name: Stephen B. Thompson
                                     Title: Vice President, CFO

                                       32

                                     PURCHASERS:

                                     Print Exact Name: SCO Capital Partners LLC

                                     By: /s/ Steven H. Rouhandeh
                                         -----------------------
                                     Name: Steven H. Rouhandeh
                                     Title: Chairman

                                     Address: 1285 Avenue of the Americas
                                              ---------------------------
                                     35th Floor
                                     ------------------------------------

                                     New York, NY 10019
                                     ------------------------------------

                                     Telephone:
                                               ---------------------------------

                                     Facsimile: (212) 554-4058
                                                --------------------------------

                                     Email:
                                           -------------------------------------

                                     SSN/EIN:
                                             -----------------------------------

                                     Amount of Investment:$400,000.00

       [Omnibus Access Pharmaceuticals, Inc. Convertible Note and Warrant
                       Purchase Agreement Signature Page]

                                       33

                                     PURCHASERS:

                                     Print Exact Name: Lake End Capital LLC

                                     By: /s/ Jeffrey B. Davis
                                         ----------------------------------
                                     Name: Jeffrey B. Davis
                                     Title: Chairman

                                     Address: 33 Tall Oaks Drive
                                              -----------------------------

                                     Summit, NJ  07901
                                     --------------------------------------

                                     --------------------------------------

                                     Telephone:
                                               ---------------------------------

                                     Facsimile: (212) 554-4058
                                                --------------------------------

                                     Email:
                                           -------------------------------------

                                     SSN/EIN:
                                             -----------------------------------

                                     Amount of Investment:$100,000.00

       [Omnibus Access Pharmaceuticals, Inc. Convertible Note and Warrant
                       Purchase Agreement Signature Page]

                                       34

                                   SCHEDULE 1

               TO CONVERTIBLE NOTE AND WARRANT PURCHASE AGREEMENT

               PURCHASERS, PRINCIPAL AMOUNT OF NOTES AND WARRANTS

------------------------------------------------------------------------------------------------------------------------------------
   Name, Address and Fax                                                 Principal Amount of      Common Stock
   Number of Purchaser                    Copies of Notices to             Notes Purchased    Underlying Warrants    Purchase Price
------------------------------------------------------------------------------------------------------------------------------------

SCO Capital Partners LLC                  Wiggin and Dana LLP                 $400,000               272,727           $400,000
1285 Avenue of the Americas, 35th Floor   400 Atlantic Street
New York, NY 10019                        Stamford, CT 06901
Attn: Jeffrey B. Davis                    Facsimile: (203) 363-7676
F: 212-554-4058                           Attn: Michael Grundei, Esq.

------------------------------------------------------------------------------------------------------------------------------------
Lake End Capital LLC                                                          $100,000               68,182            $100,000
33 Tall Oaks Drive
Summit, NJ 07501
Attn: Jeffrey B. Davis
F: (212) 554-4058

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
TOTALS:                                                                       $500,000               340,909           $500,000

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     Common Stock
                                                                                                      Underlying
                                                                                                    Placement Agent
PLACEMENT AGENT WARRANTS                    Copies of Notice to                                         Warrants
------------------------------------------------------------------------------------------------------------------------------------

SCO Capital Partners LLC                    Michael Grundei, Esq.
1285 Avenue of the Americas, 35th Floor     Wiggin and Dana LLP
New York, NY 10019                          400 Atlantic Street                                         18,182
Attn: Jeffrey B. Davis                      Stamford, CT 06901
F: 212-554-4058                             Fax: 203-363-7676

------------------------------------------------------------------------------------------------------------------------------------
Lake End Capital LLC
33 Tall Oaks Drive
Summit, New Jersey 07501                                                                                 9,091
Attn: Jeffrey B. Davis
F: (212) 554-4058

------------------------------------------------------------------------------------------------------------------------------------
Mark Alvino
c/o SCO Securities LLC
1285 Avenue of the Americas, 35th Floor                                                                  9,091
New York, NY 10019
Fax: (212) 554-4058

------------------------------------------------------------------------------------------------------------------------------------
Howard Fischer
SCO Securities LLC
1285 Avenue of the Americas, 35th Floor                                                                  9,091
New York, NY 10019
Fax: (212) 554-4058

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
TOTALS:                                                                                                 45,455

------------------------------------------------------------------------------------------------------------------------------------

                                       36

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED
(THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAW AND MAY NOT BE SOLD,
TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE SECURITIES ACT
AND UNDER APPLICABLE STATE SECURITIES LAWS OR THE COMPANY SHALL HAVE RECEIVED AN
OPINION OF COUNSEL THAT REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT
AND UNDER THE PROVISIONS OF APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED.

                          ACCESS PHARMACEUTICALS, INC.

                    7.5% SECURED CONVERTIBLE PROMISSORY NOTE

U.S. $____________                                                 DALLAS, TEXAS
NO.: PN-2006-__                                               DECEMBER ___, 2006

            FOR VALUE RECEIVED, the undersigned, Access Pharmaceuticals, Inc., a
Delaware corporation (the "Company"), hereby promises to pay to the order of
_________ or any future holder of this promissory note (the "Payee"), at the principal office of the Payee set forth herein, or at such other place as the holder may designate in writing to the Company, the principal sum of
_____________ Dollars (U.S. $__________) (the "Principal Amount"), or such other amount as may be outstanding hereunder, together with all accrued but unpaid interest, in such coin or currency of the United States of America as at the time shall be legal tender for the payment of public and private debts and in immediately available funds, as provided in this promissory note (the "Note").

      This Note is one of a duly authorized issue of 7.5% Secured Convertible
Promissory Notes of the Company, in aggregate principal amount of up to Five
Hundred Thousand Dollars ($500,000) (the "Promissory Notes") issued pursuant to the Convertible Note and Warrant Purchase Agreement of even date herewith (the
"Purchase Agreement"). The Promissory Notes rank equally and ratably without priority over one another. No payment, including any prepayment, shall be made hereunder unless payment, including any prepayment, is offered with respect to the other Promissory Notes in an amount which bears the same ratio to the then unpaid principal amount of such Promissory Notes as the payment made hereon bears to the then unpaid principal amount under this Note.

            1.    Principal and Interest Payments.

                  (a)   The Company shall repay in full the entire principal
balance then outstanding under this Note plus all accrued and unpaid interest on the first to occur (the "Maturity Date") of: (i) March 31, 2007; (ii) such time as there occurs a Sale Transaction (as defined below) unless the resulting successor or acquiring entity in such Sale Transaction (if not the Company) and, if an entity different from the successor or acquiring entity, the entity whose capital stock or assets the holders of the Common Stock are entitled to receive as a result of such Sale Transaction, (A) assumes by written instrument all of the obligations of the Promissory Notes and the Transaction Documents (as
defined in the Purchase Agreement) as more fully set forth in Section 1(d) below and (B) the entity whose securities into which this Note shall become convertible in such transaction is a publicly traded corporation whose common stock is listed for trading on the New York Stock Exchange, the American Stock
Exchange, the Nasdaq National Market, the Nasdaq Capital Market, the OTC
Bulletin Board or Pink Sheets or (iii) the acceleration of the obligations as contemplated by this Note.

      "Sale Transaction" shall mean any transaction or series of related transactions, other than the conversion of convertible securities of the Company outstanding as of the date hereof or the exercise of options or warrants of the
Company, in each case, outstanding as of the date hereof, which result in the
(i) acquisition by an individual or legal entity or group (as set forth in
Section 13(d) of the Exchange Act) of more than one-half of the voting rights or equity interests in the Company; or (ii) sale, conveyance, or other disposition of all or substantially all of the assets, property or business of the Company or the merger into or consolidation with any other corporation (other than a wholly owned subsidiary corporation) or effectuation of any transaction or series of related transactions where holders of the Company's voting securities prior to such transaction or series of transactions fail to continue to hold at least 50% of the voting power of the Company (or, if other than the Company, the successor or acquiring entity) immediately following such transaction.

                  (b)   Interest on the outstanding principal balance of this
Note shall accrue at a rate of seven and one-half percent (7.5%) per annum, compounded quarterly. Interest on the outstanding principal balance of the Note shall be computed on the basis of the actual number of days elapsed and a year of three hundred and sixty (360) days and shall be payable on the Maturity Date, upon earlier prepayment of this Note or in the form of shares of common stock, par value $0.01 per share, of the Company (the "Common Stock") upon conversion of this note as set forth in Section 8 below. Furthermore, upon the occurrence of an Event of Default, then to the extent permitted by law, the Company will pay interest to the Payee, payable on demand, on the outstanding principal balance of the Note from the date of the Event of Default until payment in full at the rate of twelve percent (12%) per annum.

                  (c)   The Company may not prepay the outstanding principal
amount of this Note or the interest thereon prior to the Maturity Date (a
"Prepayment") without the written consent of the Payee, unless the Company shall provide at least sixty (60) days, but not more than ninety (90) days, prior written notice of the date on which the Company intends to make such Prepayment
(a "Prepayment Notice"). Nothing in this Section 1(c) shall limit the right of the Payee to convert this Note into Common Stock at any time after receipt of the Prepayment Notice and prior to the time at which such Prepayment is made.
Notwithstanding the limitations in Section 8(g), the Payee may deliver a
Conversion Notice with respect to all of the outstanding Principal Amount and interest accrued thereon, in which case, to the extent that Section 8(g) limits the conversion of this Note, this Note shall not be subject to Prepayment and shall be converted as set forth in Section 8(c)(v).

                                        2

                  (d)   If the Promissory Notes and Transaction Documents are to
be assumed as described in Section 1(a)(ii)(A), the applicable assuming corporation shall expressly assume the due and punctual observance and performance of each and every covenant and condition contained in the Promissory
Notes and the Transaction Documents to be performed and observed by the Company and all the obligations and liabilities thereunder, subject to such modifications as may be deemed appropriate (as determined by resolution of the
Board of Directors of the Company) in order to provide for adjustments of shares of the Common Stock into which the Promissory Notes are convertible which shall be as nearly equivalent as practicable to the adjustments provided for in
Section 8. The provisions of Section 1(a) and this Section 1(d) shall similarly apply to successive Sale Transactions.

            2.    Non-Business Days. Whenever any payment to be made shall be due on a Saturday, Sunday or a public holiday under the laws of the State of
Texas, such payment may be due on the next succeeding business day and such next succeeding day shall be included in the calculation of the amount of accrued interest payable on such date.

            3.    Security. This Note is secured pursuant to the terms of a
Security Agreement dated as of February 16, 2006, between the Company and the holders of the Secured Convertible Promissory Notes issued by the Company on
February 16, 2006 (the "February Notes"), as amended pursuant to a Security
Agreement Amendment dated as of October 24, 2006, between the Company, the holders of the February Notes and the holders of the Secured Convertible
Promissory Notes issued by the Company on October 24, 2006 (the "October Notes")
and as further amended pursuant to a Second Amendment to Security Agreement between the Company, the holders of the February Notes, the holders of the
October Notes and the holders of the Promissory Notes, of even date herewith
(such Security Agreement, as so amended, the "Security Agreement") by a security interest in the Collateral (as such term is defined in the Security Agreement).
The Note is subject to the provisions of the Security Agreement.

            4.    Subordination of Future Debt; Payment of Common Stock
Dividends. Any debt incurred after the date hereof to any creditor shall be subordinated to the indebtedness evidenced by this Note. The Company shall not declare or pay any dividend or distribution with respect to any common stock of the Company other than a pro rata dividend payable solely in shares of Common
Stock.

            5.    Representations and Warranties of the Company. The Company
represents and warrants to the Payee as follows:

                  (a)   The Company has been duly incorporated and is validly
existing and in good standing under the laws of the state of Delaware, with full corporate power and authority to own, lease and operate its properties and to conduct its business as currently conducted.

                  (b)   This Note has been duly authorized, validly executed and
delivered on behalf of the Company and is a valid and binding obligation of the
Company enforceable against the Company in accordance with its terms, subject to limitations on enforcement by

                                        3

general principles of equity and by bankruptcy or other laws affecting the enforcement of creditors' rights generally, and the Company has full power and authority to execute and deliver this Note and to perform its obligations hereunder.

                  (c)   The execution, delivery and performance of this Note
will not (i) conflict with or result in a breach of or a default under any of the terms or provisions of, (A) the Company's articles of incorporation or by-laws, or (B) any material provision of any indenture, mortgage, deed of trust or other material agreement or instrument to which the Company is a party or by which it or any of its material properties or assets is bound, (ii) result in a violation of any material provision of any law, statute, rule, regulation, or any existing applicable decree, judgment or order by any court, Federal or state regulatory body, administrative agency, or other governmental body having jurisdiction over the Company, or any of its material properties or assets or
(iii) result in the creation or imposition of any material lien, charge or encumbrance upon any material property or assets of the Company or any of its subsidiaries pursuant to the terms of any other agreement or instrument to which any of them is a party or by which any of them may be bound or to which any of their property or any of them is subject.

                  (d)   No consent, approval or authorization of or designation,
declaration or filing with any governmental authority on the part of the Company is required in connection with the valid execution and delivery of this Note.

            6.    Events of Default. The occurrence of any of the following
events shall be an "Event of Default" under this Note:

                  (a)   the Company shall fail to make the payment of any amount
of any principal outstanding for a period of two (2) business days after the date such payment shall become due and payable hereunder; or

                  (b)   the Company shall fail to make any payment of interest
for a period of two (2) business days after the date such interest shall become due and payable hereunder; or

                  (c)   if default shall be made in the performance or
observance of any representation, warranty, covenant, or agreement contained in this Note, in the Security Agreement, in the Purchase Agreement or in the
Investor Rights Agreement (as defined in the Purchase Agreement), or in any other agreement between the Company and the Payee relating to indebtedness of the Company to the Payee or any of its affiliates for borrowed money and such default shall have continued for a period of five (5) days after Company's receipt of written notice of such default (unless such default is on account of failure to give a required notice, in which event such 5 day cure period shall commence with the date of such default); or

                  (d)   the holder of any indebtedness of the Company or any of
its subsidiaries shall accelerate any payment of any amount or amounts of principal or interest on any indebtedness ("Indebtedness") (other than the
Indebtedness hereunder) prior to its stated maturity or payment date, the aggregate principal amount of which Indebtedness of all such persons is in excess of $100,000, whether such Indebtedness now exists or shall hereafter be

                                        4

created, and such accelerated payment entitles the holder thereof to immediate payment of such Indebtedness which is due and owing and such indebtedness has not been discharged in full or such acceleration has not been stayed, rescinded or annulled within five (5) business days of such acceleration; or

                  (e)   A judgment or order for the payment of money shall be
rendered against the Company or any of its subsidiaries in excess of $100,000 in the aggregate (net of any applicable insurance coverage) for all such judgments or orders against all such persons (treating any deductibles, self insurance or retention as not so covered) that shall not be discharged, and all such judgments and orders remain outstanding, and there shall be any period of sixty
(60) consecutive days following entry of the judgment or order in excess of
$100,000 or the judgment or order which causes the aggregate amount described above to exceed $100,000 during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; or

                  (f)   the Company shall (i) apply for or consent to the
appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its property or assets, (ii) make a general assignment for the benefit of its creditors, (iii)
commence a voluntary case under the United States Bankruptcy Code (the
"Bankruptcy Code") or under the comparable laws of any jurisdiction (foreign or domestic), (iv) file a petition seeking to take advantage of any bankruptcy, insolvency, moratorium, reorganization or other similar law affecting the enforcement of creditors' rights generally, (v) acquiesce in writing to any petition filed against it in an involuntary case under the Bankruptcy Code or under the comparable laws of any jurisdiction (foreign or domestic), or (vi)
take any action under the laws of any jurisdiction (foreign or domestic)
analogous to any of the foregoing; or

                  (g)   a proceeding or case shall be commenced in respect of
the Company or any of its subsidiaries without its application or consent, in any court of competent jurisdiction, seeking (i) the liquidation, reorganization, moratorium, dissolution, winding up, or composition or readjustment of its debts, (ii) the appointment of a trustee, receiver, custodian, liquidator or the like of it or of all or any substantial part of its assets or (iii) similar relief in respect of it under any law providing for the relief of debtors, and such proceeding or case described in clause (i), (ii) or
(iii) shall continue undismissed, or unstayed and in effect, for a period of thirty (30) consecutive days or any order for relief shall be entered in an involuntary case under the Bankruptcy Code or under the comparable laws of any jurisdiction (foreign or domestic) against the Company or any of its subsidiaries or action under the laws of any jurisdiction (foreign or domestic)
analogous to any of the foregoing shall be taken with respect to the Company or any of its subsidiaries and shall continue undismissed, or unstayed and in effect for a period of thirty (30) consecutive days;

                  (h)   the suspension from listing or the failure of the
Company's common stock to be listed on any of the Pink Sheets, OTC Bulletin
Board, American Stock Exchange, New York Stock Exchange, Nasdaq National Market
or Nasdaq Capital Market for a period of five (5) consecutive trading days;

                                        5

                  (i)   the declaration or payment by the Company of any
dividend or distribution with respect to its common stock other than a pro rata dividend payable solely in shares of Common Stock; or

                  (j)   the failure by the Company to comply with the
requirements of Section 4.11 of the Purchase Agreement.

            7.    Remedies Upon An Event of Default. If an Event of Default
shall have occurred and shall be continuing, the Payee of this Note may at any time at its option, (a) declare the entire unpaid principal balance of this
Note, together with all interest accrued hereon, due and payable, and thereupon, the same shall be accelerated and so due and payable; provided, however, that upon the occurrence of an Event of Default described in (i) Sections 6(f) and
(g), without presentment, demand, protest, or notice, all of which are hereby expressly unconditionally and irrevocably waived by the Company, the outstanding principal balance and accrued interest hereunder shall be automatically due and payable, and (ii) Sections 6(a) through (e) and Sections 6(h) through (j), the
Payee may exercise or otherwise enforce any one or more of the Payee's rights, powers, privileges, remedies and interests under this Note or applicable law. No course of delay on the part of the Payee shall operate as a waiver thereof or otherwise prejudice the right of the Payee. No remedy conferred hereby shall be exclusive of any other remedy referred to herein or now or hereafter available at law, in equity, by statute or otherwise.

            8.    Conversion.

            (a)   Optional Conversion. Subject to the limitations set forth in
Sections 8(g) hereof, the holder of this Note shall have the right at any time, at such holder's option, to convert all or any lesser portion of the Principal
Amount plus accrued and unpaid interest thereon into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing (i) the portion of the Principal Amount to be converted plus accrued and unpaid interest thereon by (ii) the Conversion Rate (as defined below) then in effect for this
Note. The initial conversion rate shall be $1.10, such rate to be subject to adjustment in accordance with the provisions of this Section 8. Such conversion rate in effect from time to time, as adjusted pursuant to this Section 8, is referred to herein as a "Conversion Rate." All of the remaining provisions of this Section 8 shall apply separately to each Conversion Rate in effect from time to time with respect to this Note.

            (b)   Mandatory Conversion. If a Conversion Triggering Event (as
defined below) shall occur and within 5 business days following such occurrence, the Company shall deliver a written notice to the holders of the Promissory
Notes (the "Notice") that the Company intends to convert all of the outstanding
Promissory Notes into Common Stock, then, subject to the limitations set forth in Section 8(g) hereof, as of the date that is sixty-five days following the date that such Notice is given (the "Mandatory Conversion Date"), this Note shall be converted into such number of fully paid and non-assessable shares of
Common Stock as is determined by dividing (i) the Principal Amount plus accrued and unpaid interest thereon by (ii) the Conversion Rate then in effect (the
"Mandatory Conversion"). Nothing in this Section 8(b) shall be construed so as to limit the right of a holder of this Note to convert pursuant to Section 8(a)
at any time. If the Maturity Date occurs after the Notice is duly delivered to the Payee, but prior to

                                        6

the Mandatory Conversion Date or the earlier conversion in full of this Note, then the Company shall not be obligated to repay in cash the Principal Amount, together with all accrued and unpaid interest thereon, and this Note shall remain outstanding, as more fully described in Section 8(c)(v), until such time as it is fully converted.

            "Conversion Triggering Event" shall mean, such time as:

                  (i)   The Registration Statement (as defined below) covering
      all of the shares of Common Stock into which this Note is convertible is effective and sales may be made pursuant thereto (or all of the shares of
      Common Stock into which this Note is convertible may be sold without restriction pursuant to Rule 144(k) promulgated by the Securities and
      Exchange Commission under the Securities Act of 1933, as amended (the
      "Securities Act"));

                  (ii)  The Daily Market Price of the Common Stock is at least
      $7.50 (subject to adjustment for stock splits, reverse splits, stock dividends and the like) for any period of 20 consecutive trading days; and

                  (iii) The Company has a sufficient number of authorized and unissued shares of Common Stock reserved for issuance upon the conversion of the Promissory Notes to convert all of the Promissory Notes in full.

      "Registration Statement" shall have the meaning established in the
Investor Rights Agreement dated on or about the date hereof, by and among the
Company and the other parties signatory thereto.

            (c)   Mechanics of Conversion.

            (i)   Such right of conversion shall be exercised by the Payee by delivering to the Company a conversion notice in the form attached hereto as
Exhibit A (the "Conversion Notice"), appropriately completed and duly signed, and by surrender not later than two (2) business days thereafter of this Note.
The Conversion Notice shall also contain a statement of the name or names (with addresses and tax identification or social security numbers) in which the certificate or certificates for Common Stock shall be issued, if other than the name in which this Note is registered. Promptly after the receipt of the
Conversion Notice, the Company shall issue and deliver, or cause to be delivered, to the Payee or such Payee's nominee, a certificate or certificates for the number of shares of Common Stock issuable upon such conversion. Such conversion shall be deemed to have been effected as of the close of business on the date of receipt by the Company of the Conversion Notice (the "Conversion
Date"), and the person or persons entitled to receive the shares of Common Stock issuable upon conversion shall be treated for all purposes as the holder or holders of record of such shares of Common Stock as of the close of business on the Conversion Date. If the Payee has not converted the entire amount of the
Note pursuant to the Conversion Notice, then the Company shall execute and deliver to the Payee a new Note instrument identical in terms to this Note, but with a principal amount reflecting the unconverted portion of this Note. The new
Note instrument shall be delivered subject to the same timing terms as the certificates for the Common Stock.

                                        7

            (ii)  The Company shall effect such issuance of Common Stock within three (3) trading days following the Conversion Date and shall transmit the certificates by messenger or reputable overnight delivery service to reach the address designated by such holder within three (3) trading days after the receipt by the Company of such Conversion Notice. Provided that the holder complies with all of the provisions of this Note relating to the conversion hereof, if certificates evidencing the Common Stock are not received by the holder (through no fault or negligence of the holder) within five (5) Business
Days following the Conversion Date, then the holder will be entitled to revoke and withdraw its Conversion Notice, in whole or in part, at any time prior to its receipt of those certificates. If the conversion has not been rescinded in accordance with this paragraph and the Company fails to deliver to the holder such certificate or certificates pursuant to this Section 8 in accordance herewith, prior to the seventh (7th) Business Day after the Conversion Date
(assuming timely surrender of the Note and compliance with the other provisions of this Note that relate to the conversion hereof), the Company shall pay to such Payee, in cash, on a per diem basis, an amount equal to 0.2% of the principal amount and all interest accrued thereon of the Note until such delivery takes place and interest shall continue to accrue as provided in
Section 2 as if no Conversion Notice had been delivered.

            (iii) The Company's obligation to issue Common Stock upon
conversion. of this Note shall be absolute, is independent of any covenant of any Payee, and shall not be subject to: (i) any offset or defense; or (ii) any claims against the holders of the Promissory Notes whether pursuant to this
Note, the Certificate of Incorporation of the Company, the Purchase Agreement,
the Investor Rights Agreement (as defined in the Purchase Agreement), the
Warrants (as defined in the Purchase Agreement) or otherwise.

            (iv)  Subject to the provisions of Section 8(g), in the event that a
Conversion Triggering Event has occurred and the Company has given the Notice as required by Section 8(b), this Note shall be converted in full on the Mandatory
Conversion Date as if the holder hereof had delivered a Conversion Notice with respect to this Note on such date. Promptly thereafter, the holder of this Note shall deliver this Note to the Company or its duly authorized transfer agent, and upon receipt thereof, the Company shall issue or cause its transfer agent to issue certificates evidencing the Common Stock into which this Note has been converted.

            (v)   Beneficial Ownership Cap. To the extent that (A) all of the outstanding principal and interest due on this Note is not automatically converted in full upon the occurrence of a Mandatory Conversion on account of the application of Section 8(g), (B) a Notice has been duly delivered to the
Payee and the Maturity Date has occurred prior to the Mandatory Conversion Date specified in such Notice or (C) the Payee elects to convert all of the outstanding principal and interest due on this Note following a Prepayment
Notice and prior to Prepayment, but all of such amounts are not converted in full on account of the application of Section 8(g) (each of the events referred to in clauses (A), (B) and (C), a "Limited Conversion"), this Note shall remain outstanding with respect to the amounts of unpaid principal and unpaid interest remaining and such amounts remaining shall be deemed converted automatically under this Section 8 at the first moment thereafter either when the Mandatory
Conversion Date occurs in the case of a Limited Conversion pursuant to clause
(B) above (except that such conversion shall remain subject to Section 8(g), and if Section 8(g) applies, such conversion shall become a clause (A) Limited
Conversion following the Mandatory Conversion Date), or, in all other cases,

                                        8

when Section 8(g) would not prevent such conversion. Notwithstanding the preceding sentence, upon the occurrence of the Limited Conversion, the rights of the Payee pursuant to Sections 1, 2, 3, 4, 5, 6 and 7, including, without limitation, the right to be repaid principal and interest in cash, shall be terminated immediately and all other rights and obligations (including, without limitation, the rights hereunder to adjustments to the Conversion Rate) shall remain in full force and effect (the "Remaining Rights"); provided that, upon the occurrence of a Sale Transaction, the resulting successor or acquiring entity in such Sale Transaction (if not the Company) and, if an entity different from the successor or acquiring entity, the entity whose capital stock or assets the holders of the Common Stock are entitled to receive as a result of such Sale
Transaction, shall assume by written instrument all of the Remaining Rights (but not the rights that have been terminated as provided above) under the Promissory
Notes and all of the rights and obligations of the Company under Transaction
Documents.

            (d)   Fractional Shares. The Company shall not be required to issue a fractional share of Common Stock upon conversion of this Note. As to any fraction of a share which the holder of this Note would otherwise be entitled to acquire upon such conversion, the Company shall pay an amount in cash equal to the Current Market Price (as defined below) per share of Common Stock on the date of conversion, multiplied by such fraction.

      "Current Market Price" means, in respect of any share of Common Stock on any date herein specified:

                  (1)   if there shall not then be a public market for the
            Common Stock, the higher of (a) the book value per share of Common
            Stock at such date, and (b) the fair market value per share of
            Common Stock as determined in good faith by the Board, or

                  (2)   if there shall then be a public market for the Common
            Stock, the average of the daily market prices for the 20 consecutive trading days immediately before such date. The daily market price for each such trading day shall be (i) the closing bid price on such day on the principal stock exchange (including Nasdaq) on which such
            Common Stock is then listed or admitted to trading, or quoted, as applicable, (ii) if no sale takes place on such day on any such exchange, the last reported closing bid price on such day as officially quoted on any such exchange (including Nasdaq), (iii) if the Common Stock is not then listed or admitted to trading on any stock exchange, the last reported closing bid price on such day in the over-the-counter market, as furnished by the National
            Association of Securities Dealers Automatic Quotation System or the
            Pink Sheets LLC, (iv) if neither such corporation at the time is engaged in the business of reporting such prices, as furnished by any similar firm then engaged in such business, or (v) if there is no such firm, as furnished by any member of the National Association of Securities Dealers, Inc. (the "NASD") selected mutually by holders of a majority in interest of the Promissory Notes and the
            Company or, if they cannot agree upon such selection, as selected by two such members of the NASD, one of which shall be selected by holders of a majority in interest of the

                                        9

            Promissory Notes and one of which shall be selected by the Company
            (as applicable, the "Daily Market Price").

            (e)   Stock Dividends, Subdivisions and Combinations. If at any time while the this Note is outstanding, the Company shall:

                  (i)   cause the holders of its Common Stock to be entitled to
      receive a dividend payable in, or other distribution of, additional shares of Common Stock,

                  (ii)  subdivide its outstanding shares of Common Stock into a larger number of shares of Common Stock, or

                  (iii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock,

then in each such case the Conversion Rate shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this
Section 8(e) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clauses (ii) or (iii) of this Section 8(e) shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this paragraph occurs during the period that a Conversion Rate is calculated hereunder, then the calculation of such Conversion Rate shall be adjusted appropriately to reflect such event.

            (f)   Certain Other Distributions. If at any time while this
Note is outstanding the Company shall take a record of the holders of its Common
Stock for the purpose of entitling them to receive any dividend or other distribution of:

                  (i)   cash,

                  (ii)  any evidences of its indebtedness, any shares of stock of any class or any other securities or property or assets of any nature whatsoever (other than cash or additional shares of Common Stock as provided in Section 8(e) hereof), or

                  (iii) any warrants or other rights to subscribe for or
      purchase any evidences of its indebtedness, any shares of stock of any class or any other securities or property or assets of any nature whatsoever (in each case set forth in subparagraphs 8(f)(i), 8(f)(ii) and
      8(f)(iii) hereof, the "Distributed Property"),

then upon any conversion of this Note that occurs after such record date, the holder of this Note shall be entitled to receive, in addition to the Conversion
Shares, the Distributed Property that such holder would have been entitled to receive in respect of such number of Conversion Shares had the holder been the record holder of such Conversion Shares as of such record date. Such distribution shall be made whenever any such conversion is made. In the event that the

                                       10

Distributed Property consists of property other than cash, then the fair value of such Distributed Property shall be as determined in good faith by the Board and set forth in reasonable detail in a written valuation report (the "Valuation
Report") prepared by the Board. The Company shall give written notice of such determination and a copy of the Valuation Report to the holder of this Note, and if the holder objects to such determination within twenty (20) business days following the date such notice is given, the Company shall submit such valuation to an investment banking firm of recognized national standing selected by the holder of this Note and acceptable to the Company in its reasonable discretion, whose opinion shall be binding upon the Company and the holder of this Note. A reclassification of the Common Stock (other than a change in par value, or from par value to no par value or from no par value to par value) into shares of
Common Stock and shares of any other class of stock shall be deemed a distribution by the Company to the holders of its Common Stock of such shares of such other class of stock within the meaning of this Section 8(f) and, if the outstanding shares of Common Stock shall be changed into a larger or smaller number of shares of Common Stock as a part of such reclassification, such change shall be deemed a subdivision or combination, as the case may be, of the outstanding shares of Common Stock within the meaning of Section 8(e).

            (g)   Blocking Provision.

                  (i)   Except as provided otherwise in this Section 8(g)(i),
      the number of Conversion Shares that may be acquired by any holder shall be limited to the extent necessary to insure that, following such conversion, the number of shares of Common Stock then beneficially owned by such holder and its Affiliates and any other persons or entities whose beneficial ownership of Common Stock would be aggregated with the holder's for purposes of Section 13(d) of the Exchange Act (including shares held by any "group" of which the holder is a member, but excluding shares beneficially owned by virtue of the ownership of securities or rights to acquire securities that have limitations on the right to convert, exercise or purchase similar to the limitation set forth herein) does not exceed
      4.99% of the total number of shares of Common Stock of the Company then issued and outstanding (the "Beneficial Ownership Cap"). For purposes hereof, "group" has the meaning set forth in Section 13(d) of the Exchange
      Act and applicable regulations of the Securities and Exchange Commission, and the percentage held by the holder shall be determined in a manner consistent with the provisions of Section 13(d) of the Exchange Act. As used herein, the term "Affiliate" means any person or entity that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person or entity, as such terms are used in and construed under Rule 144 under the Securities Act.
      With respect to the holder of this Note, any investment fund or managed account that is managed on a discretionary basis by the same investment manager as such holder will be deemed to be an Affiliate of such holder.
      Each delivery of a Conversion Notice by the holder of this Note will constitute a representation by such holder that it has evaluated the limitation set forth in this paragraph and determined, subject to the accuracy of information filed under the Securities Act and the Exchange
      Act of 1934, as amended (the "Exchange Act") by the Company with respect to the outstanding Common Stock of the Company, that the issuance of the full number of shares of Common Stock requested in such Conversion Notice is permitted under this paragraph. This paragraph shall be construed and administered in such manner as shall be

                                       11

      consistent with the intent of the first sentence of this paragraph. Any provision hereof which would require a result that is not consistent with such intent shall be deemed severed herefrom and of no force or effect with respect to the conversion contemplated by a particular Conversion
      Notice.

                  (ii)  In the event the Company is prohibited from issuing
      shares of Common Stock as a result of any restrictions or prohibitions under applicable law or the rules or regulations of any stock exchange, interdealer quotation system or other self-regulatory organization, the
      Company shall as soon as possible seek the approval of its stockholders and take such other action to authorize the issuance of the full number of shares of Common Stock issuable upon the full conversion of the Promissory
      Notes.

                  (iii) Notwithstanding the foregoing provisions of Section
      8(g), any holder of Promissory Notes shall have the right prior to the time of the Closing (as defined in the Purchase Agreement) upon written notice to the Company, or after the time of the Closing upon (x) 61 days prior written notice to the Company or (y) upon a Sale Transaction, to choose not to be governed by the Beneficial Ownership Cap provided herein.

            (h)   Common Stock Reserved. The Company shall at all times reserve and keep available out of its authorized but unissued Common Stock, solely for issuance upon the conversion of the Promissory Notes, such number of shares of
Common Stock as shall from time to time be issuable upon the conversion of all the Promissory Notes at the time outstanding (without regard to any ownership limitations provided in Section 8(g)).

            9.    Other Provisions Applicable to Adjustments. The following
provisions shall be applicable to the making of adjustments of the number of shares of Common Stock into which this Note is convertible and the current
Conversion Rate provided for in Section 8:

            (a)   When Adjustments to Be Made. The adjustments required by
Section 8 shall be made whenever and as often as any specified event requiring an adjustment shall occur, except that any adjustment to the Conversion Rate that would otherwise be required may be postponed (except in the case of a subdivision or combination of shares of the Common Stock, as provided for in
Section 8(e)) up to, but not beyond the Conversion Date if such adjustment either by itself or with other adjustments not previously made adds or subtracts less than 1% of the shares of Common Stock into which this Note is convertible immediately prior to the making of such adjustment. Any adjustment representing a change of less than such minimum amount (except as aforesaid) which is postponed shall be carried forward and made as soon as such adjustment, together with other adjustments required by Section 8 and not previously made, would result in a minimum adjustment or on the Conversion Date. For the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

            (b)   Fractional Interests. In computing adjustments under Section
8, fractional interests in Common Stock shall be taken into account to the nearest 1/100th of a share.

                                       12

            (c)   When Adjustment Not Required. If the Company undertakes a
transaction contemplated under Section 8(f) and as a result takes a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or distribution or subscription or purchase rights or other benefits contemplated under Section 8(f) and shall, thereafter and before the distribution to stockholders thereof, legally abandon its plan to pay or deliver such dividend, distribution, subscription or purchase rights or other benefits contemplated under Section 8(f), then thereafter no adjustment shall be required by reason of the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

            (d)   Escrow of Stock. If after any property becomes distributable pursuant to Section 8 by reason of the taking of any record of the holders of
Common Stock, but prior to the occurrence of the event for which such record is taken, a holder of this Note converts the Note during such period or such holder is unable to convert pursuant to Section 8(g), the holder of this Note shall continue to be entitled to receive any shares of Common Stock issuable upon conversion under Section 8 by reason of such adjustment (as if this Note were not yet converted) and such shares or other property shall be held in escrow for the holder of this Note by the Company to be issued to holder of this Note upon and to the extent that the event actually takes place. Notwithstanding any other provision to the contrary herein, if the event for which such record was taken fails to occur or is rescinded, then such escrowed shares shall be canceled by the Company and escrowed property returned to the Company.

            10.   Replacement. Upon receipt of a duly executed, notarized and unsecured written statement from the Payee with respect to the loss, theft or destruction of this Note (or any replacement hereof), and, if requested by the
Company, an indemnity bond customary in the industry, or, in the case of a mutilation of this Note, upon surrender and cancellation of such Note, the
Company shall issue a new Note, of like tenor and amount, in lieu of such lost, stolen, destroyed or mutilated Note.

            11.   Parties in Interest, Transferability. This Note shall be
binding upon the Company and its successors and permitted assigns and the terms hereof shall inure to the benefit of the Payee and its successors and assigns.
This Note may be transferred or sold, subject to the provisions of Section 19 of this Note, or pledged, hypothecated or otherwise granted as security by the
Payee.

            12.   Amendments. This Note may not be modified or amended in any manner except in writing executed by the Company and the Payee.

            13.   Notices. Any notice, demand, request, waiver or other
communication required or permitted to be given hereunder shall be in writing and shall be effective (a) upon hand delivery by telecopy or facsimile at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The Company will give written notice to the Payee at least twenty (20) days prior to the date on which dissolution, liquidation or

                                       13

winding-up will take place and in no event shall such notice be provided to the
Payee prior to such information being made known to the public. Notices to the
Payee shall be made to the address set forth in the Purchase Agreement. Notices to the Company shall be made to the following:

Address of the Company:   Access Pharmaceuticals, Inc.
                          2600 Stemmons Freeway, Suite 176
                          Dallas, Texas 75207
                          Attention: President
                          Facsimile No.: (214) 905-5101

with a copy to:           Bingham McCutchen LLP
                          150 Federal Street
                          Boston, Massachusetts 02110
                          Attention: John J. Concannon, III
                          Facsimile No.: (617) 951-8736

            14.   Governing Law. This Note shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to the choice of law provisions. This Note shall not be interpreted or construed with any presumption against the party causing this Note to be drafted.

            15.   Headings. Article and section headings in this Note are
included herein for purposes of convenience of reference only and shall not constitute a part of this Note for any other purpose.

            16.   Remedies, Characterizations, Other Obligations, Breaches and
Injunctive Relief. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note, at law or in equity
(including, without limitation, a decree of specific performance and/or other injunctive relief), no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit a Payee's right to pursue actual damages for any failure by the
Company to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments and the like (and the computation thereof) shall be the amounts to be received by the Payee and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable and material harm to the Payee and that the remedy at law for any such breach may be inadequate. Therefore the
Company agrees that, in the event of any such breach or threatened breach, the
Payee shall be entitled, in addition to all other available rights and remedies, at law or in equity, to such equitable relief, including but not limited to an injunction restraining any such breach or threatened breach, without the necessity of showing economic loss and without any bond or other security being required.

                                       14

            17.   Failure or Indulgence Not Waiver. No failure or delay on the part of the Payee in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

            18.   Enforcement Expenses. The Company agrees to pay all costs and expenses of enforcement of this Note, including, without limitation, reasonable attorneys' fees and expenses.

            19.   Compliance with Securities Laws. The Payee of this Note
acknowledges that this Note is being acquired solely for the Payee's own account and not as a nominee for any other party, and for investment, and that the Payee shall not offer, sell or otherwise dispose of this Note other than in compliance with the laws of the United States of America and as guided by the rules of the
Securities and Exchange Commission. This Note and any Note issued in substitution or replacement therefore shall be stamped or imprinted with a legend in substantially the following form:

            "THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF
            1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE
            SECURITIES LAW AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE
            DISPOSED OF UNLESS REGISTERED UNDER THE SECURITIES ACT AND
            UNDER APPLICABLE STATE SECURITIES LAWS OR THE COMPANY SHALL
            HAVE RECEIVED AN OPINION OF COUNSEL THAT REGISTRATION OF SUCH
            SECURITIES UNDER THE SECURITIES ACT AND UNDER THE PROVISIONS
            OF APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED."

            20.   Severability. The provisions of this Note are severable, and if any provision shall be held invalid or unenforceable in whole or in part in any jurisdiction, then such invalidity or unenforceability shall not in any manner affect such provision in any other jurisdiction or any other provision of this Note in any jurisdiction.

            21.   Consent to Jurisdiction. Each of the Company and the Payee (i)
hereby irrevocably submits to the jurisdiction of the United States District
Court sitting in the Southern District of New York and the courts of the State of New York located in New York county for the purposes of any suit, action or proceeding arising out of or relating to this Note and (ii) hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. Each of the Company and the Payee consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address set forth in Section 13 hereof and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 21 shall affect or limit any right to serve process in any other manner permitted by law.

                                       15

            22.   Company Waivers. Except as otherwise specifically provided herein, the Company and all others that may become liable for all or any part of the obligations evidenced by this Note, hereby waive presentment, demand, notice of nonpayment, protest and all other demands and notices in connection with the delivery, acceptance, performance and enforcement of this Note, and do hereby consent to any number of renewals of extensions of the time or payment hereof and agree that any such renewals or extensions may be made without notice to any such persons and without affecting their liability herein and do further consent to the release of any person liable hereon, all without affecting the liability of the other persons, firms or Company liable for the payment of this Note, AND
DO HEREBY WAIVE TRIAL BY JURY.

                  (a)   No delay or omission on the part of the Payee in
exercising its rights under this Note, or course of conduct relating hereto, shall operate as a waiver of such rights or any other right of the Payee, nor shall any waiver by the Payee of any such right or rights on any one occasion be deemed a waiver of the same right or rights on any future occasion.

                  (b)   THE COMPANY ACKNOWLEDGES THAT THE TRANSACTION OF WHICH
THIS NOTE IS A PART IS A COMMERCIAL TRANSACTION, AND TO THE EXTENT ALLOWED BY
APPLICABLE LAW, HEREBY WAIVES ITS RIGHT TO NOTICE AND HEARING WITH RESPECT TO
ANY PREJUDGMENT REMEDY WHICH THE PAYEE OR ITS SUCCESSORS OR ASSIGNS MAY DESIRE
TO USE.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                       16

            IN WITNESS WHEREOF, the Company has executed and delivered this
Promissory Note as of the date first written above.

                                        ACCESS PHARMACEUTICALS, INC.

                                        By: ____________________________________
                                            Name:
                                            Title:

                                       17

                                    EXHIBIT A

                            FORM OF CONVERSION NOTICE

     (To be executed by the registered holder in order to convert the Note)

The undersigned hereby irrevocably elects to convert the 7.5% Secured
Convertible Promissory Note (the "Note") of Access Pharmaceuticals, Inc., a
Delaware corporation (the "Company"), due March 31, 2007 held by the undersigned into shares of Common Stock, according to the terms and conditions of the Note and the conditions hereof, as of the date written below. The undersigned hereby requests that certificates for the shares of Common Stock to be issued to the undersigned pursuant to this Conversion Notice be issued in the name of, and delivered to, the undersigned or its designee as indicated below. If the shares of Common Stock are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto. A copy of the Note being converted is attached hereto (and the original
Note shall be transmitted to the Company pursuant to the terms thereof). All capitalized terms used in this Conversion Notice, but not otherwise defined herein shall have the meanings assigned in the Note.

________________________________________________________________________________
Date of Conversion (Date of Notice)

________________________________________________________________________________
Principal Amount of Note to be Converted

________________________________________________________________________________
Principal Amount of Note not to be Converted (Principal Amount Remaining after
Conversion)

________________________________________________________________________________
Amount of accumulated and unpaid interest on principal amount of Note to be
Converted

________________________________________________________________________________
Number of shares of Common Stock to be Issued (including conversion of accrued but unpaid interest on Notes to be Converted)

________________________________________________________________________________
Applicable Conversion Value

Conversion Information:[NAME OF HOLDER]

_____________________________________

Address of Holder:

_____________________________________

_____________________________________
Issue Common Stock to (if different than above):

Name:________________________________

Address:_____________________________

_____________________________________

Tax ID #:____________________________

_____________________________________
Name of Holder

By:__________________________________
Name:
Title:

                                       19

THIS WARRANT AND THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED
UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED, SOLD,
ASSIGNED OR TRANSFERRED, IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT
UNDER SAID ACT OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL
REASONABLY SATISFACTORY TO THE COMPANY THAT REGISTRATION UNDER SAID ACT IS NOT
REQUIRED.

                                                                Warrant No. W-__

                          COMMON STOCK PURCHASE WARRANT

              To Purchase [75% COVERAGE] Shares of Common Stock of
                          ACCESS PHARMACEUTICALS, INC.

        THIS IS TO CERTIFY THAT _______________, or registered assigns (the
"Holder"), is entitled, during the Exercise Period (as hereinafter defined), to purchase from Access Pharmaceuticals, Inc., a Delaware corporation (the
"Company"), the Warrant Stock (as hereinafter defined and subject to adjustment as provided herein), in whole or in part, at a purchase price of $1.32 per share
(as adjusted herein), all on and subject to the terms and conditions hereinafter set forth.

        1.      Definitions. As used in this Warrant, the following terms have the respective meanings set forth below:

        "Affiliate" means any person or entity that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person or entity, as such terms are used in and construed under Rule 144 under the Securities Act. With respect to a Holder of Warrants, any investment fund or managed account that is managed on a discretionary basis by the same investment manager as such Holder will be deemed to be an Affiliate of such Holder.

        "Appraised Value" means, in respect of any share of Common Stock on any date herein specified, the fair saleable value of such share of Common Stock
(determined without giving effect to the discount for (i) a minority interest or
(ii) any lack of liquidity of the Common Stock or to the fact that the Company may have no class of equity registered under the Exchange Act) as of the last day of the most recent fiscal month ending prior to such date specified, based on the value of the Company on a fully-diluted basis, as determined by a nationally recognized investment banking firm selected by the Company's Board of
Directors and having no prior relationship with the Company.

        "Business Day" means any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of
Texas generally are authorized or required by law or other government actions to close.

        "Change of Control" means the (i) acquisition by an individual or legal entity or group

(as set forth in Section 13(d) of the Exchange Act) of more than one-half of the voting rights or equity interests in the Company, other than pursuant to the conversion of convertible securities of the Company outstanding as of the date hereof or the exercise of options or warrants of the Company, in each case, outstanding as of the date hereof; or (ii) sale, conveyance, or other disposition of all or substantially all of the assets, property or business of the Company or the merger into or consolidation with any other corporation
(other than a wholly owned subsidiary corporation) or effectuation of any transaction or series of related transactions where holders of the Company's voting securities prior to such transaction or series of transactions fail to continue to hold at least 50% of the voting power of the Company (or, if other than the Company, the successor or acquiring entity) immediately following such transaction.

        "Closing Date" means December ___, 2006.

        "Commission" means the Securities and Exchange Commission or any other federal agency then administering the Securities Act and other federal securities laws.

        "Common Stock" means (except where the context otherwise indicates) the
Common Stock, $0.01 par value per share, of the Company as constituted on the
Closing Date, and any capital stock into which such Common Stock may thereafter be changed or converted, and shall also include (i) capital stock of the Company of any other class (regardless of how denominated) issued to the holders of shares of Common Stock upon any reclassification thereof which is also not preferred as to dividends or assets on liquidation over any other class of stock of the Company and which is not subject to redemption and (ii) shares of common stock of any successor or acquiring corporation received by or distributed to the holders of Common Stock of the Company in the circumstances contemplated by
Section 4.3.

        "Current Market Price" means, in respect of any share of Common Stock on any date herein specified,

        (1)     if there shall not then be a public market for the Common Stock, the higher of

                (a)     the book value per share of Common Stock at such date,
                        and

                (b)     the Appraised Value per share of Common Stock at such
                        date,

        or

        (2)     if there shall then be a public market for the Common Stock, the average of the daily market prices for the five (5) consecutive trading days immediately before such date. The daily market price for each such trading day shall be (i) the closing bid price on such day on the principal stock exchange
(including Nasdaq) on which such Common Stock is then listed or admitted to trading, or quoted, as applicable, (ii) if no sale takes place on such day on any such exchange, the last reported closing bid price on such day as officially quoted on any such exchange (including Nasdaq), (iii) if the Common Stock is not then listed or admitted to trading on any stock exchange, the last reported closing bid price on such day in the over-the-counter market, as furnished by the National Association of Securities Dealers Automatic Quotation System or the
Pink Sheets LLC, (iv) if neither such corporation at the time is engaged in the business of reporting such prices, as furnished by any similar firm then engaged in such business,

                                        2

or (v) if there is no such firm, as furnished by any member of the NASD selected mutually by the holder of this Warrant and the Company or, if they cannot agree upon such selection, as selected by two such members of the NASD, one of which shall be selected by holder of this Warrant and one of which shall be selected by the Company.

        "Current Warrant Price" means, in respect of a share of Common Stock at any date herein specified, the price at which a share of Common Stock may be purchased pursuant to this Warrant on such date. Unless and until the Current
Warrant Price is adjusted pursuant to the terms herein, the initial Current
Warrant Price shall be $1.32 per share of Common Stock.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

        "Exercise Period" means the period during which this Warrant is exercisable pursuant to Section 2.1.

        "Expiration Date" means December ___, 2012. [DATE THAT IS SIX YEARS
FOLLOWING THE CLOSING DATE.]

        "GAAP" means generally accepted accounting principles in the United
States of America as from time to time in effect.

        "NASD" means the National Association of Securities Dealers, Inc., or
any successor corporation thereto.

        "Other Property" has the meaning set forth in Section 4.3.

        "Person" means any individual, sole proprietorship, partnership, joint venture, trust, incorporated organization, association, corporation, limited liability company, institution, public benefit corporation, entity or government
(whether federal, state, county, city, municipal or otherwise, including, without limitation, any instrumentality, division, agency, body or department thereof).

        "Purchase Agreement" means that certain Convertible Note and Warrant
Purchase Agreement dated as of December ___, 2006 among the Company and the other parties named therein, pursuant to which this Warrant was originally issued.

        "Restricted Common Stock" means shares of Common Stock which are, or which upon their issuance upon the exercise of any Warrant would be required to be, evidenced by a certificate bearing the restrictive legend set forth in
Section 3.2.

        "Securities Act" means the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

        "Trading Day" means any day on which the primary market on which shares of Common Stock are listed or quoted is open for trading.

                                        3

        "Transfer" means any disposition of any Warrant or Warrant Stock or of any interest in either thereof, which would constitute a sale thereof within the meaning of the Securities Act.

        "Warrants" means this Warrant and all warrants issued upon transfer, division or combination of, or in substitution for, any thereof. All Warrants shall at all times be identical as to terms and conditions and date, except as to the number of shares of Common Stock for which they may be exercised.

        "Warrant Price" means an amount equal to (i) the number of shares of
Common Stock being purchased upon exercise of this Warrant pursuant to Section
2.1, multiplied by (ii) the Current Warrant Price.

        "Warrant Stock" means the ____________ shares of Common Stock to be purchased upon the exercise hereof, subject to adjustment as provided herein.

        2.      Exercise of Warrant.

        2.1.    Manner of Exercise. From and after the Closing Date, and until
5:00 P.M., New York time, on the Expiration Date (the "Exercise Period"), the
Holder may exercise this Warrant, on any Business Day, for all or any part of the number of shares of Warrant Stock purchasable hereunder.

        In order to exercise this Warrant, in whole or in part, the Holder shall deliver to the Company at its principal office or at the office or agency designated by the Company pursuant to Section 12, (i) a written notice of
Holder's election to exercise this Warrant, which notice shall specify the number of shares of Warrant Stock to be purchased, (ii) payment of the Warrant
Price as provided herein, and (iii) this Warrant. Such notice shall be substantially in the form of the subscription form appearing at the end of this
Warrant as Exhibit A, duly executed by the Holder or its agent or attorney. Upon receipt thereof, the Company shall, as promptly as practicable, and in any event within three Business Days thereafter, execute or cause to be executed and deliver or cause to be delivered to the Holder a certificate or certificates representing the aggregate number of full shares of Warrant Stock issuable upon such exercise, together with cash in lieu of any fraction of a share, as hereinafter provided. The stock certificate or certificates so delivered shall be, to the extent possible, in such denomination or denominations as the Holder shall request in the notice and shall be registered in the name of the Holder or if permitted pursuant to the terms of this Warrant such other name as shall be designated in the notice. This Warrant shall be deemed to have been exercised and such certificate or certificates shall be deemed to have been issued, and the Holder or any other Person so designated to be named therein shall be deemed to have become a Holder of record of such shares for all purposes, as of the date when the notice, together with the payment of the Warrant Price and this
Warrant, is received by the Company as described above. If this Warrant shall have been exercised in part, the Company shall, at the time of delivery of the certificate or certificates representing Warrant Stock, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased shares of Common Stock called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant, or at the request of the
Holder, appropriate notation may be made on this Warrant and the same returned to the Holder.

                                        4

        Payment of the Warrant Price may be made at the option of the Holder by:
(i) certified or official bank check payable to the order of the Company, (ii)
wire transfer of immediately available funds to the account of the Company or
(iii) the surrender and cancellation of a portion of shares of Common Stock then held by the Holder or issuable upon such exercise of this Warrant, which shall be valued and credited toward the total Warrant Price due the Company for the exercise of the Warrant based upon the Current Market Price of the Common Stock.
All shares of Common Stock issuable upon the exercise of this Warrant pursuant to the terms hereof shall be validly issued and, upon payment of the Warrant
Price, shall be fully paid and nonassessable and not subject to any preemptive rights.

        2.2.    Fractional Shares. The Company shall not be required to issue a fractional share of Common Stock upon exercise of any Warrant. As to any fraction of a share which the Holder of one or more Warrants, the rights under which are exercised in the same transaction, would otherwise be entitled to purchase upon such exercise, the Company shall pay an amount in cash equal to the Current Market Price per share of Common Stock on the date of exercise multiplied by such fraction.

        2.3.    Continued Validity. A Holder of shares of Common Stock issued upon the exercise of this Warrant, in whole or in part (other than a Holder who acquires such shares after the same have been publicly sold pursuant to a
Registration Statement under the Securities Act or sold pursuant to Rule 144 thereunder), shall continue to be entitled with respect to such shares to all rights to which it would have been entitled as the Holder under Sections 10 and
13 of this Warrant.

        2.4.    Restrictions on Exercise Amount.

        (i)     Unless a Holder delivers to the Company irrevocable written notice prior to the date of issuance hereof or sixty-one days prior to the effective date of such notice that this Section 2.4(i) shall not apply to such
Holder, the Holder may not acquire a number of shares of Warrant Stock to the extent that, upon such exercise, the number of shares of Common Stock then beneficially owned by such holder and its Affiliates and any other persons or entities whose beneficial ownership of Common Stock would be aggregated with the
Holder's for purposes of Section 13(d) of the Exchange Act (including shares held by any "group" of which the holder is a member, but excluding shares beneficially owned by virtue of the ownership of securities or rights to acquire securities that have limitations on the right to convert, exercise or purchase similar to the limitation set forth herein) exceeds 4.99% of the total number of shares of Common Stock of the Company then issued and outstanding. For purposes hereof, "group" has the meaning set forth in Section 13(d) of the Exchange Act and applicable regulations of the Commission, and the percentage held by the holder shall be determined in a manner consistent with the provisions of Section
13(d) of the Exchange Act. Each delivery of a notice of exercise by a Holder will constitute a representation by such Holder that it has evaluated the limitation set forth in this paragraph and determined, based on the most recent public filings by the Company with the Commission, that the issuance of the full number of shares of Warrant Stock requested in such notice of exercise is permitted under this paragraph.

        (ii)    In the event the Company is prohibited from issuing shares of
Warrant Stock as a result of any restrictions or prohibitions under applicable law or the rules or regulations of any

                                        5

stock exchange, interdealer quotation system or other self-regulatory organization, the Company shall as soon as possible seek the approval of its stockholders and take such other action to authorize the issuance of the full number of shares of Common Stock issuable upon exercise of this Warrant.

        3.      Transfer, Division and Combination.

        3.1.    Transfer. The Warrants and the Warrant Stock shall be freely transferable, subject to compliance with this Section 3.1 and all applicable laws, including, but not limited to the Securities Act. If, at the time of the surrender of this Warrant in connection with any transfer of this Warrant or the resale of the Warrant Stock, this Warrant or the Warrant Stock, as applicable, shall not be registered under the Securities Act, the Company may require, as a condition of allowing such transfer (i) that the Holder or transferee of this
Warrant or the Warrant Stock as the case may be, furnish to the Company a written opinion of counsel that is reasonably acceptable to the Company to the effect that such transfer may be made without registration under the Securities
Act, (ii) that the Holder or transferee execute and deliver to the Company an investment representation letter in form and substance acceptable to the Company and substantially in the form attached as Exhibit C hereto and (iii) that the transferee be an "accredited investor" as defined in Rule 501(a) promulgated under the Securities Act. Transfer of this Warrant and all rights hereunder, in whole or in part, in accordance with the foregoing provisions, shall be registered on the books of the Company to be maintained for such purpose, upon surrender of this Warrant at the principal office of the Company referred to in
Section 2.1 or the office or agency designated by the Company pursuant to
Section 12, together with a written assignment of this Warrant substantially in the form of Exhibit B hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the
Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denomination specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled.
Following a transfer that complies with the requirements of this Section 3.1, the Warrant may be exercised by a new Holder for the purchase of shares of
Common Stock regardless of whether the Company issued or registered a new
Warrant on the books of the Company.

        3.2.    Restrictive Legends. Each certificate for Warrant Stock
initially issued upon the exercise of this Warrant, and each certificate for
Warrant Stock issued to any subsequent transferee of any such certificate, unless, in each case, such Warrant Stock is eligible for resale without registration pursuant to Rule 144(k) under the Exchange Act, shall bear the following legend:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE
SECURITIES ACT OF 1933 AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE ABSENCE
OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SAID ACT UNLESS, IN THE OPINION OF
COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, SUCH REGISTRATION IS NOT
REQUIRED."

                                        6

                In addition, the legend set forth above shall be removed and the
Company shall issue a certificate without such legend to the holder of any
Warrant Stock upon which it is stamped, if, unless otherwise required by applicable state securities laws, such Warrant Stock is registered for sale under an effective registration statement filed under the Securities Act.

        3.3.    Division and Combination; Expenses; Books. This Warrant may be
divided or combined with other Warrants upon presentation hereof at the aforesaid office or agency of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with
Section 3.1 as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. The Company shall prepare, issue and deliver at its own expense the new Warrant or Warrants under this Section 3. The Company agrees to maintain, at its aforesaid office or agency, books for the registration and the registration of transfer of the Warrants.

        4.      Adjustments. The number of shares of Common Stock for which this
Warrant is exercisable, and the price at which such shares may be purchased upon exercise of this Warrant, shall be subject to adjustment from time to time as set forth in this Section 4. The Company shall give the Holder notice of any event described below which requires an adjustment pursuant to this Section 4 in accordance with Sections 5.1 and 5.2.

        4.1.    Stock Dividends, Subdivisions and Combinations. If at any time while this Warrant is outstanding the Company shall:

                (i)     declare a dividend or make a distribution on its
outstanding shares of Common Stock in shares of Common Stock,

                (ii)    subdivide its outstanding shares of Common Stock into a
larger number of shares of Common Stock, or

                (iii)   combine its outstanding shares of Common Stock into a
smaller number of shares of Common Stock, then:

        (1)     the number of shares of Common Stock acquirable upon exercise of this Warrant immediately after the occurrence of any such event shall be adjusted to equal the number of shares of Common Stock which a record holder of the same number of shares of Common Stock that would have been acquirable under this Warrant immediately prior to the record date for such dividend or distribution or the effective date of such subdivision or combination would own or be entitled to receive after such record date or the effective date of such subdivision or combination, as applicable, and

        (2)     the Current Warrant Price shall be adjusted to equal:

                (A)     the Current Warrant Price in effect at the time of the
        record date for such dividend or distribution or of the effective date of such subdivision or combination, multiplied by the number of shares of Common Stock into which this Warrant is exercisable immediately prior to the adjustment, divided by

                                        7

                (B)     the number of shares of Common Stock into which this
        Warrant is exercisable immediately after such adjustment.

        Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clauses (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination.

        4.2.    Other Provisions Applicable to Adjustments. The following
provisions shall be applicable to the making of adjustments of the number of shares of Common Stock into which this Warrant is exercisable and the Current
Warrant Price provided for in Section 4:

                (a)     When Adjustments to Be Made. The adjustments required by
Section 4 shall be made whenever and as often as any specified event requiring an adjustment shall occur, except that any that would otherwise be required may be postponed (except in the case of a subdivision or combination of shares of the Common Stock, as provided for in Section 4.1) up to, but not beyond the date of exercise if such adjustment either by itself or with other adjustments not previously made adds or subtracts less than 1% of the shares of Common Stock into which this Warrant is exercisable immediately prior to the making of such adjustment. Any adjustment representing a change of less than such minimum amount (except as aforesaid) which is postponed shall be carried forward and made as soon as such adjustment, together with other adjustments required by this Section 4 and not previously made, would result in a minimum adjustment or on the date of exercise. For the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

                (b)     Fractional Interests. In computing adjustments under
this Section 4, fractional interests in Common Stock shall be taken into account to the nearest 1/100th of a share.

                (c)     When Adjustment Not Required. If the Company undertakes
a transaction contemplated under this Section 4 and as a result takes a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or distribution or subscription or purchase rights or other benefits contemplated under this Section 4 and shall, thereafter and before the distribution to stockholders thereof, legally abandon its plan to pay or deliver such dividend, distribution, subscription or purchase rights or other benefits contemplated under this Section 4, then thereafter no adjustment shall be required by reason of the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

                (d)     Escrow of Stock. If after any property becomes
distributable pursuant to Section 4 by reason of the taking of any record of the holders of Common Stock, but prior to the occurrence of the event for which such record is taken, a holder of this Warrant exercises the Warrant during such time, then such holder shall continue to be entitled to receive any shares of
Common Stock issuable upon exercise hereunder by reason of such adjustment and such shares or other property shall be held in escrow for the holder of this
Warrant by the Company to be issued to holder of this Warrant upon and to the extent that the event actually takes place. Notwithstanding any other provision to the contrary herein, if the event for which such record was taken fails to occur or is rescinded, then such escrowed shares shall be canceled by the
Company and escrowed property returned to the Company.

                                        8

        4.3.    Reorganization, Reclassification, Merger, Consolidation or
Disposition of Assets.

                (a)     If there shall occur a Change of Control and, pursuant
to the terms of such Change of Control, shares of common stock of the successor or acquiring corporation, or any cash, shares of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring corporation ("Other Property"), are to be received by or distributed to the holders of Common Stock of the Company, then the Holder of this Warrant shall have the right thereafter to receive, upon the exercise of the Warrant, the number of shares of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and the Other Property receivable upon or as a result of such Change of Control by a holder of the number of shares of Common Stock into which this Warrant is exercisable immediately prior to such event. The Company shall not effect any Change of
Control without the prior written consent of the holders of a majority in interest of the Warrants (as defined in the Purchase Agreement) (in addition to any other consent or voting rights with respect to such Change of Control that such holders may have pursuant to this Warrant or applicable law) unless the resulting successor or acquiring entity (if not the Company) and, if an entity different from the successor or acquiring entity, the entity whose capital stock or assets the holders of the Common Stock are entitled to receive as a result of such Change of Control, assumes by written instrument all of the obligations of this Warrant and the Transaction Documents (as defined in the Purchase
Agreement).

                (b)     In case of any such Change of Control described in
Section 4.3(a) above, the resulting, successor or acquiring entity (if not the
Company) and, if an entity different from the successor or acquiring entity, the entity whose capital stock or assets the holders of the Common Stock are entitled to receive as a result of such Change of Control, shall assume by written instrument all of the obligations of this Warrant and the Transaction
Documents (as defined in the Purchase Agreement), subject to such modifications as may be deemed appropriate (as determined by resolution of the Board of
Directors of the Company) in order to provide for adjustments of shares of the
Common Stock into which this Warrant is exercisable which shall be as nearly equivalent as practicable to the adjustments provided for in Section 4. For purposes of Section 4, common stock of the successor or acquiring corporation shall include stock of such corporation of any class which is not preferred as to dividends or assets on liquidation over any other class of stock of such corporation and which is not subject to redemption and shall also include any evidences of indebtedness, shares of stock or other securities which are convertible into or exchangeable for any such stock, either immediately or upon the arrival of a specified date or the happening of a specified event and any warrants or other rights to subscribe for or purchase any such stock. The foregoing provisions of this Section 4 shall similarly apply to successive
Change of Control transactions.

        4.4.    Other Action Affecting Common Stock. In case at any time or from time to time the Company shall take any action in respect of its Common Stock, other than the payment of dividends permitted by Section 4 or any other action described in Section 4, then, unless such action will not have a materially adverse effect upon the rights of the holder of this Warrant, the number of shares of Common Stock or other stock into which this Warrant is exercisable and/or the purchase price thereof shall be adjusted in such manner as may be equitable in the circumstances.

                                        9

        4.5.    Certain Limitations. Notwithstanding anything herein to the contrary, the Company agrees not to enter into any transaction which, by reason of any adjustment hereunder, would cause the Current Warrant Price to be less than the par value per share of Common Stock.

        4.6.    Stock Transfer Taxes. The issue of stock certificates upon exercise of this Warrant shall be made without charge to the holder for any tax in respect of such issue. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares in any name other than that of the holder of this Warrant, and the Company shall not be required to issue or deliver any such stock certificate unless and until the person or persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

        5.      Notices to Warrant Holders.

        5.1.    Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Current Warrant Price, the Company, at its
expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to the Holder of this Warrant a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of the Holder of this Warrant, furnish or cause to be furnished to such Holder a like certificate setting forth
(i) such adjustments and readjustments, (ii) the Current Warrant Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, or other property which at the time would be received upon the exercise of
Warrants owned by such Holder.

        5.2.    Notice of Corporate Action. If at any time:

                (a)     the Company shall take a record of the holders of its
Common Stock for the purpose of entitling them to receive a dividend (other than a cash dividend payable out of earnings or earned surplus legally available for the payment of dividends under the laws of the jurisdiction of incorporation of the Company) or other distribution, or any right to subscribe for or purchase any evidences of its indebtedness, any shares of stock of any class or any other securities or property, or to receive any other right, or

                (b)     there shall be any capital reorganization of the
Company, any reclassification or recapitalization of the capital stock of the
Company or any consolidation or merger of the Company with, or any sale, transfer or other disposition of all or substantially all the property, assets or business of the Company to, another corporation, or

                (c)     there shall be a voluntary or involuntary dissolution,
liquidation or winding up of the Company; or

                (d)     the Company shall cause the holders of its Common Stock
to be entitled to receive (i) any dividend or other distribution of cash, (ii)
any evidences of its indebtedness, or (iii) any shares of stock of any class or any other securities or property or assets of any nature whatsoever (other than cash or additional shares of Common Stock as provided in Section 4.1 hereof and the rights under the Company's Rights Agreement, dated as of October 31, 2001, by

                                       10

and between the Company and American Stock Transfer & Trust Company as Rights
Agent (the "Rights Agreement")); or (iv) any warrants or other rights to subscribe for or purchase any evidences of its indebtedness, any shares of stock of any class or any other securities or property or assets of any nature whatsoever;

then, in any one or more of such cases, the Company shall give to the Holder (i)
at least 15 days' prior written notice of the date on which a record date shall be selected for such dividend, distribution or right or for determining rights to vote in respect of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, and (ii) in the case of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, at least 15 days' prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause also shall specify
(i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, the date on which the holders of Common Stock shall be entitled to any such dividend, distribution or right, and the amount and character thereof, and (ii) the date on which any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up is to take place and the time, if any such time is to be fixed, as of which the holders of Common Stock shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding
up. Each such written notice shall be sufficiently given if addressed to the
Holder at the last address of the Holder appearing on the books of the Company and delivered in accordance with Section 15.2. Notwithstanding the forgoing provisions of this Section 5.2, the Company shall give to the Holder at least seven (7) Business Days prior written notice of the occurrence of any
Distribution Date (as defined in the Rights Agreement).

        5.3.    No Rights as Stockholder. This Warrant does not entitle the
Holder to any voting or other rights as a stockholder of the Company prior to exercise and payment for the Warrant Price in accordance with the terms hereof.

        6.      No Impairment. The Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the Holder against impairment. Without limiting the generality of the foregoing, the Company will (a) not increase the par value of any shares of
Common Stock receivable upon the exercise of this Warrant above the amount payable therefor upon such exercise immediately prior to such increase in par value, (b) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of
Common Stock upon the exercise of this Warrant, and (c) use its best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the
Company to perform its obligations under this Warrant. Upon the request of the
Holder, the Company will at any time during the period this Warrant is outstanding acknowledge in writing, in form satisfactory to the Holder, the continuing validity of this Warrant and the obligations of the Company hereunder.

                                       11

        7.      Reservation and Authorization of Common Stock; Registration With
Approval of Any Governmental Authority. From and after the Closing Date, the
Company shall at all times reserve and keep available for issue upon the exercise of Warrants such number of its authorized but unissued shares of Common
Stock as will be sufficient to permit the exercise in full of all outstanding
Warrants (without regard to any ownership limitations provided in Section
2.4(i)). All shares of Common Stock which shall be so issuable, when issued upon exercise of any Warrant and payment therefor in accordance with the terms of such Warrant, shall be duly and validly issued and fully paid and nonassessable, and not subject to preemptive rights. Before taking any action which would cause an adjustment reducing the Current Warrant Price below the then par value, if any, of the shares of Common Stock issuable upon exercise of the Warrants, the
Company shall take any corporate action which may be necessary in order that the
Company may validly and legally issue fully paid and non-assessable shares of such Common Stock at such adjusted Current Warrant Price. Before taking any action which would result in an adjustment in the number of shares of Common
Stock for which this Warrant is exercisable or in the Current Warrant Price, the
Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof. If any shares of Common Stock required to be reserved for issuance upon exercise of Warrants require registration or qualification with any governmental authority under any federal or state law before such shares may be so issued (other than as a result of a prior or contemplated distribution by the Holder of this Warrant), the Company will in good faith and as expeditiously as possible and at its expense endeavor to cause such shares to be duly registered.

        8.      Taking of Record; Stock and Warrant Transfer Books. In the case of all dividends or other distributions by the Company to the holders of its
Common Stock with respect to which any provision of Section 4 refers to the taking of a record of such holders, the Company will in each such case take such a record and will take such record as of the close of business on a Business
Day. The Company will not at any time, except upon dissolution, liquidation or winding up of the Company, close its stock transfer books or Warrant transfer books so as to result in preventing or delaying the exercise or transfer of any
Warrant.

        9.      Registration Rights. The resale of the Warrant Stock shall be registered in accordance with the terms and conditions contained in that certain
Investor Rights Agreement dated of even date hereof, among the Holder, the
Company and the other parties named therein (the "Investor Rights Agreement").
The Holder acknowledges that pursuant to the Investor Rights Agreement, the
Company has the right to request that the Holder furnish information regarding such Holder and the distribution of the Warrant Stock as is required by law or the Commission to be disclosed in the Registration Statement (as such term is defined in the Investor Rights Agreement), and the Company may exclude from such registration the shares of Warrant Stock acquirable hereunder if Holder fails to furnish such information within a reasonable time prior to the filing of each
Registration Statement, supplemented prospectus included therein and/or amended
Registration Statement.

        10.     Supplying Information. Upon any default by the Company of its obligations hereunder or under the Investor Rights Agreement, the Company shall cooperate with the Holder in supplying such information as may be reasonably necessary for such Holder to complete and file any information reporting forms presently or hereafter required by the Commission as a

                                       12

condition to the availability of an exemption from the Securities Act for the sale of any Warrant or Restricted Common Stock.

        11.     Loss or Mutilation. Upon receipt by the Company from the Holder of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of this Warrant and indemnity or security reasonably satisfactory to it and reimbursement to the Company of all reasonable expenses incidental thereto and in case of mutilation upon surrender and cancellation hereof, the Company will execute and deliver in lieu hereof a new
Warrant of like tenor to the Holder; provided, however, that in the case of mutilation, no indemnity shall be required if this Warrant in identifiable form is surrendered to the Company for cancellation.

        12.     Office of the Company. As long as any of the Warrants remain outstanding, the Company shall maintain an office or agency (which may be the principal executive offices of the Company) where the Warrants may be presented for exercise, registration of transfer, division or combination as provided in this Warrant.

        13.     Financial and Business Information.

        13.1.   Quarterly Information. The Company will deliver to the Holder, as soon as available and in any event within 45 days after the end of each of the first three quarters of each fiscal year of the Company, one copy of an unaudited consolidated balance sheet of the Company and its subsidiaries as at the end of such quarter, and the related unaudited consolidated statements of income, retained earnings and cash flow of the Company and its subsidiaries for such quarter and, in the case of the second and third quarters, for the portion of the fiscal year ending with such quarter, setting forth in each case in comparative form the figures for the corresponding periods in the previous fiscal year. Such financial statements shall be prepared by the Company in accordance with GAAP (except as may be indicated thereon or in the notes thereto) and accompanied by the certification of the Company's chief executive officer or chief financial officer that such financial statements present fairly the consolidated financial position, results of operations and cash flow of the
Company and its subsidiaries as at the end of such quarter and for such year-to-date period, as the case may be; provided, however, that the Company shall have no obligation to deliver such quarterly information under this
Section 13.1 to the extent it is publicly available; and provided further, that if such information contains material non-public information, the Company shall so notify the Holder prior to delivery thereof and the Holder shall have the right to refuse delivery of such information.

        13.2.   Annual Information. The Company will deliver to the Holder as soon as available and in any event within 90 days after the end of each fiscal year of the Company, one copy of an audited consolidated balance sheet of the
Company and its subsidiaries as at the end of such year, and audited consolidated statements of income, retained earnings and cash flow of the
Company and its subsidiaries for such year; setting forth in each case in comparative form the figures for the corresponding periods in the previous fiscal year; all prepared in accordance with GAAP, and which audited financial statements shall be accompanied by an opinion thereon of the independent certified public accountants regularly retained by the Company, or any other firm of independent certified public accountants of recognized national standing selected by the Company; provided, however, that the Company shall have no obligation to deliver such annual information under this Section 13.2 to the extent it is publicly available; and provided further,

                                       13

that if such information contains material non-public information, the Company shall so notify the Holder prior to delivery thereof and the Holder shall have the right to refuse delivery of such information.

        13.3.   Filings. The Company will file on or before the required date all regular or periodic reports (pursuant to the Exchange Act) with the
Commission and will deliver to Holder promptly upon their becoming available one copy of each report, notice or proxy statement sent by the Company to its stockholders generally.

        14.     Limitation of Liability. No provision hereof, in the absence of affirmative action by the Holder to purchase shares of Common Stock, and no enumeration herein of the rights or privileges of the Holder hereof, shall give rise to any liability of the Holder for the purchase price of any Common Stock, whether such liability is asserted by the Company or by creditors of the
Company.

        15.     Miscellaneous.

        15.1.   Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of the Holder shall operate as a waiver of such right or otherwise prejudice the Holder's rights, powers or remedies. If the Company fails to make, when due, any payments provided for hereunder, or fails to comply with any other material provision of this Warrant, the Company shall pay to the Holder such amounts as shall be sufficient to cover any third party costs and expenses including, but not limited to, reasonable attorneys' fees, including those of appellate proceedings, incurred by the
Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

        15.2.   Notice Generally. All notices, requests, demands or other
communications provided for herein shall be in writing and shall be given in the manner and to the addresses set forth in the Purchase Agreement.

        15.3.   Successors and Assigns. Subject to compliance with the
provisions of Section 3.1, this Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company and the successors and assigns of the Holder. The provisions of this Warrant are intended to be for the benefit of all Holders from time to time of this Warrant, and shall be enforceable by any such Holder.

        15.4.   Amendment. This Warrant may be modified or amended or the
provisions of this Warrant waived with the written consent of both the Company and the Holder.

        15.5.   Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be modified to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Warrant.

        15.6.   Headings. The headings used in this Warrant are for the
convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

                                       14

        15.7.   Governing Law. This Warrant and the transactions contemplated hereby shall be deemed to be consummated in the State of New York and shall be governed by and interpreted in accordance with the local laws of the State of
New York without regard to the provisions thereof relating to conflicts of laws.
The Company hereby irrevocably consents to the exclusive jurisdiction of the
State and Federal courts located in New York City, New York in connection with any action or proceeding arising out of or relating to this Warrant. In any such litigation the Company agrees that the service thereof may be made by certified or registered mail directed to the Company pursuant to Section 15.2.

                            [Signature Page Follows]

                                       15

      IN WITNESS WHEREOF, Access Pharmaceuticals, Inc. has caused this Warrant to be executed by its duly authorized officer and attested by its Secretary.

Dated: December ___, 2006

                                ACCESS PHARMACEUTICALS, INC.

                                By:______________________________
                                Name:
                                Title:

Attest:

By:______________________________
Name:
Title: Secretary

                                       16

                                    EXHIBIT A

                                SUBSCRIPTION FORM

                 [To be executed only upon exercise of Warrant]

        1.      The undersigned hereby elects to purchase _______ shares of the
Common Stock of Access Pharmaceuticals, Inc. pursuant to the terms of the attached Warrant, and tenders herewith payment of the purchase price of such shares in full.

        2.      The undersigned hereby elects to convert the attached Warrant into Common Stock of Access Pharmaceuticals, Inc. through "cashless exercise" in the manner specified in the Warrant. This conversion is exercised with respect to _____________________ of the Shares covered by the Warrant.

        3.      Please issue a certificate or certificates representing said shares in the name of the undersigned or in such other name as is specified below:

                                                ________________________________
                                                             (Name)
                                                ________________________________
                                                ________________________________
                                                ________________________________
                                                           (Address)

        [and, if such shares of Common Stock shall not include all of the shares of Common Stock issuable as provided in this Warrant, that a new Warrant of like tenor and date for the balance of the shares of Common Stock issuable hereunder be delivered to the undersigned.]

___________________________________
(Name of Registered Owner)

___________________________________
(Signature of Registered Owner)

___________________________________
(Street Address)

___________________________________
(State) (Zip Code)

NOTICE: The signature on this subscription must correspond with the name as written upon the face of the Warrant in every particular, without alteration or enlargement or any change whatsoever.

                                       17

                                    EXHIBIT B

                                 ASSIGNMENT FORM

FOR VALUE RECEIVED the undersigned registered owner of this Warrant for the purchase of shares of common stock of Access Pharmaceuticals, Inc. hereby sells, assigns and transfers unto the Assignee named below all of the rights of the undersigned under this Warrant, with respect to the number of shares of common stock set forth below:

______________________________________

______________________________________

______________________________________
(Name and Address of Assignee)

______________________________________
(Number of Shares of Common Stock)

and does hereby irrevocably constitute and appoint ____________ attorney-in-fact to register such transfer on the books of the Company, maintained for the purpose, with full power of substitution in the premises.

Dated:_________________________________

_______________________________________
(Print Name and Title)

______________________________________
(Signature)

______________________________________
(Witness)

NOTICE: The signature on this assignment must correspond with the name as written upon the face of the Warrant in every particular, without alteration or enlargement or any change whatsoever.

                                       18

                                    EXHIBIT C

                    FORM OF INVESTMENT REPRESENTATION LETTER

In connection with the acquisition of [warrants (the "Warrants") to purchase
____ shares of common stock of Access Pharmaceuticals, Inc. (the "Company"), par value $0.01 per share (the "Common Stock")][___shares of common stock of Access
Pharmaceuticals, Inc. (the "Company"), par value $0.01 per share (the "Common
Stock") upon the exercise of warrants by ________], by _______________ (the
"Holder") from _____________, the Holder hereby represents and warrants to the
Company as follows:

The Holder (i) is an "Accredited Investor" as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the
"Act"); and (ii) has the ability to bear the economic risks of such Holder's prospective investment, including a complete loss of Holder's investment in the
Warrants and the shares of Common Stock issuable upon the exercise thereof
(collectively, the "Securities").

The Holder, by acceptance of the Warrants, represents and warrants to the
Company that the Warrants and all securities acquired upon any and all exercises of the Warrants are purchased for the Holder's own account, and not with view to distribution of either the Warrants or any securities purchasable upon exercise thereof in violation of applicable securities laws.

[The Holder acknowledges that (i) the Securities have not been registered under the Act, (ii) the Securities are "restricted securities" and the certificate(s)
representing the Securities shall bear the following legend, or a similar legend to the same effect, until (i) in the case of the shares of Common Stock underlying the Warrants, such shares shall have been registered for resale by the Holder under the Act and effectively been disposed of in accordance with a registration statement that has been declared effective; or (ii) in the opinion of counsel for the Company such Securities may be sold without registration under the Act:

"[NEITHER] THE SECURITIES REPRESENTED BY THIS CERTIFICATE [NOR THE SECURITIES
INTO WHICH THEY ARE EXERCISABLE] HAVE [NOT] BEEN REGISTERED UNDER THE SECURITIES
ACT OF 1933, AS AMENDED (THE "ACT"), AND ALL SUCH SECURITIES ARE SUBJECT TO
RESTRICTIONS ON TRANSFERABILITY AS SET FORTH IN THIS CERTIFICATE. [NEITHER] THE
SECURITIES REPRESENTED HEREBY [NOR THE SECURITIES INTO WHICH THEY ARE
EXERCISABLE] MAY [NOT] BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF IN THE
ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN OPINION OF
COUNSEL, REASONABLY ACCEPTABLE TO COUNSEL FOR THE COMPANY, TO THE EFFECT THAT
THE PROPOSED SALE, TRANSFER, OR DISPOSITION MAY BE EFFECTUATED WITHOUT
REGISTRATION UNDER THE ACT."]*

________________________

*     Bracketed language to be inserted if applicable.

                                       19

IN WITNESS WHEREOF, the Holder has caused this Investment Representation Letter to be executed this __ day of __________ 200_.

[Name]

By:______________________________
Name:
Title:

                                       20

                            INVESTOR RIGHTS AGREEMENT

      This Investor Rights Agreement (this "Agreement") is made and entered into as of December 6, 2006 among Access Pharmaceuticals, Inc., a Delaware corporation (the "Company"), and each of the purchasers executing this Agreement and listed on Schedule 1 attached hereto (collectively, the "Purchasers").

      This Agreement is being entered into pursuant to the Convertible Note and
Warrant Purchase Agreement, dated as of the date hereof, by and among the
Company and the Purchasers (the "Purchase Agreement").

      The Company and the Purchasers hereby agree as follows:

      1.    Definitions.

      Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

      "Advice" shall have the meaning set forth in Section 3(m).

      "Affiliate" means, with respect to any Person, any other Person that directly or indirectly controls or is controlled by or under common control with such Person. For the purposes of this definition, "control," when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise;
and the terms of "affiliated," "controlling" and "controlled" have meanings correlative to the foregoing.

      "Blackout Period" shall have the meaning set forth in Section 3(n).

      "Board" shall have the meaning set forth in Section 3(n).

      "Business Day" means any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of
Texas generally are authorized or required by law or other government actions to close.

      "Commission" means the Securities and Exchange Commission.

      "Common Stock" means the Company's Common Stock, par value $0.01 per share.

      "Conversion Shares" means the shares of Common Stock issuable upon conversion of the Notes purchased by the Purchasers pursuant to the Purchase
Agreement, including, without limitation, shares of Common Stock issued in payment of interest due on such Notes.

      "Effectiveness Period" shall have the meaning set forth in Section 2.

      "Event" shall have the meaning set forth in Section 7(e).

      "Exchange Act" means the Securities Exchange Act of 1934, as amended.

      "Filing Date" means the earlier of (i) the date on which the registration statement in connection with a Qualified Financing is required to be filed pursuant to the transaction documents for such Qualified Financing, or (ii)
April 30, 2007.

      "Holder" or "Holders" means the holder or holders, as the case may be, from time to time of Registrable Securities, including without limitation the
Purchasers and their assignees.

      "Indemnified Party" shall have the meaning set forth in Section 5(c).

      "Indemnifying Party" shall have the meaning set forth in Section 5(c).

      "Losses" shall have the meaning set forth in Section 5(a).

      "Notes" means the Secured Convertible Promissory Notes issued to the
Purchasers pursuant to the Purchase Agreement.

      "Person" means an individual or a corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind.

      "Proceeding" means an action, claim, suit, investigation or proceeding
(including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

      "Prospectus" means the prospectus included in any Registration Statement
(including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such
Registration Statement, and all other amendments and supplements to the
Prospectus, including post-effective amendments, and all material incorporated by reference in such Prospectus.

      "Qualified Financing" means the next equity financing (including an offering of convertible debt securities) of the Company in connection with which
SCO Securities LLC serves as placement agent.

      "Registrable Securities" means (a) the Conversion Shares and the Warrant
Shares (without regard to any limitations on beneficial ownership contained in the Note or the Warrants) or other securities issued or issuable to each
Purchaser or its transferee or designee (i) upon conversion of the Notes and/or upon exercise of the Warrants, or (ii) upon any dividend or distribution with respect to, any exchange for or any replacement of such Notes, Conversion
Shares, Warrants or Warrant Shares or (iii) upon any conversion, exercise or

                                        2

exchange of any securities issued in connection with any such distribution, exchange or replacement; (b) securities issued or issuable upon any stock split, stock dividend, recapitalization or similar event with respect to the foregoing;
and (c) any other security issued as a dividend or other distribution with respect to, in exchange for, in replacement or redemption of, or in reduction of the liquidation value of, any of the securities referred to in the preceding clauses; provided, however, that such securities shall cease to be Registrable
Securities when such securities have been sold to or through a broker or dealer or underwriter in a public distribution or a public securities transaction or when such securities may be sold without any restriction pursuant to Rule 144(k)
as determined by the counsel to the Company pursuant to a written opinion letter, addressed to the Company's transfer agent to such effect as described in
Section 2 of this Agreement.

      "Registration Statement" means the registration statements and any additional registration statements contemplated by Section 2, including (in each case) the Prospectus, amendments and supplements to such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference in such registration statement.

      "Rule 144" means Rule 144 promulgated by the Commission pursuant to the
Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

      "Rule 158" means Rule 158 promulgated by the Commission pursuant to the
Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

      "Rule 415" means Rule 415 promulgated by the Commission pursuant to the
Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

      "Securities Act" means the Securities Act of 1933, as amended.

      "Special Counsel" means Wiggin and Dana LLP.

      "Warrants" means the Common Stock purchase warrants issued pursuant to the
Purchase Agreement, including, without limitation the Placement Agent Warrants.

      "Warrant Shares" means the shares of Common Stock issuable upon the exercise of the Warrants (including, without limitation, the Placement Agent
Warrants) issued or to be issued to the Purchasers or their assignees or designees in connection with the offering consummated under the Purchase
Agreement.

      2.    Registration. As soon as possible following the Closing Date (but not later than the Filing Date), the Company shall prepare and file with the
Commission a "shelf" Registration Statement covering all Registrable Securities for a secondary or resale offering

                                        3

to be made on a continuous basis pursuant to Rule 415. The Registration
Statement shall be on Form S-3 (or if such form is not available to the Company on another form appropriate for such registration in accordance herewith). The
Company shall use its reasonable best efforts to cause the Registration
Statement to be declared effective under the Securities Act not later than sixty
(60) days after the Filing Date (including filing with the Commission a request for acceleration of effectiveness in accordance with Rule 461 promulgated under the Securities Act within five (5) Business Days of the date that the Company is notified (orally or in writing, whichever is earlier) by the Commission that a
Registration Statement will not be "reviewed," or not be subject to further review) and to keep such Registration Statement continuously effective under the
Securities Act until such date as is the earlier of (x) the date when all
Registrable Securities covered by such Registration Statement have been sold or
(y) with respect to such Holder, such time as all Registrable Securities held by such Holder may be sold without any restriction pursuant to Rule 144(k) as determined by the counsel to the Company pursuant to a written opinion letter, addressed to the Company's transfer agent to such effect (the "Effectiveness
Period"). For purposes of the obligations of the Company under this Agreement, no Registration Statement shall be considered "effective" with respect to any
Registrable Securities unless such Registration Statement lists the Holders of such Registrable Securities as "Selling Stockholders" and includes such other information as is required to be disclosed with respect to such Holders to permit them to sell their Registrable Securities pursuant to such Registration
Statement, unless any such Holder is not included as a "Selling Stockholder"
pursuant to Section 3(m). Such Registration Statement also shall cover, to the extent allowable under the Securities Act and the Rules promulgated thereunder
(including Securities Act Rule 416), such indeterminate number of additional shares of Common Stock resulting from stock splits, stock dividends or similar transactions with respect to the Registrable Securities.

      3.    Registration Procedures.

      In connection with the Company's registration obligations hereunder, the
Company shall:

      (a)   Prepare and file with the Commission on or prior to the Filing Date, a Registration Statement on Form S-3 (or if such form is not available to the
Company on another form appropriate for such registration in accordance herewith) (which shall include a Plan of Distribution substantially in the form of Exhibit A attached hereto), and cause the Registration Statement to become effective and remain effective as provided herein; provided, however, that not less than three (3) Business Days prior to the filing of the Registration
Statement or any related Prospectus or any amendment or supplement thereto, the
Company shall (i) furnish to the Special Counsel, copies of all such documents proposed to be filed, which documents (other than those incorporated by reference) will be subject to the review of such Special Counsel, and (ii) at the request of any Holder cause its officers and directors, counsel and independent certified public accountants to respond to such inquiries as shall be necessary, in the reasonable opinion of counsel to such Holders, to conduct a reasonable investigation within the meaning of the Securities Act. The Company shall not file the Registration Statement or any such Prospectus or any amendments or supplements thereto to which the Holders of a majority of the
Registrable Securities or the Special Counsel shall reasonably object within three (3) Business Days after their receipt

                                        4

thereof. In the event of any such objection, the Holders shall provide the
Company with any requested revisions to such prospectus or supplement within two
(2) Business Days after such objection.

      (b)   (i) Prepare and file with the Commission such amendments, including post-effective amendments, to the Registration Statement as may be necessary to keep the Registration Statement continuously effective as to the applicable
Registrable Securities for the Effectiveness Period and to the extent any
Registrable Securities are not included in such Registration Statement for reasons other than the failure of the Holder to comply with Section 3(m) hereof, shall prepare and file with the Commission such amendments to the Registration
Statement or such additional Registration Statements in order to register for resale under the Securities Act all Registrable Securities; (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424
(or any similar provisions then in force) promulgated under the Securities Act;
(iii) respond as promptly as reasonably practicable, and in no event later than ten (10) Business Days to any comments received from the Commission with respect to the Registration Statement or any amendment thereto and as promptly as reasonably practicable provide the Holders true and complete copies of all correspondence from and to the Commission relating to the Registration
Statement, but not, without the prior written consent of the Holders, any comments that would result in the disclosure to the Holders of material and non-public information concerning the Company; and (iv) comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by the
Registration Statement during the applicable period in accordance with the intended methods of disposition by the Holders thereof set forth in the
Registration Statement as so amended or in such Prospectus as so supplemented.

      (c)   Notify Holders of Registrable Securities to be sold and the Special
Counsel as promptly as reasonably practicable (A) when a Prospectus or any
Prospectus supplement or post-effective amendment to the Registration Statement is proposed to be filed (but in no event in the case of this subparagraph (A), less than three (3) Business Days prior to date of such filing); (B) when the
Commission notifies the Company whether there will be a "review" of such
Registration Statement and whenever the Commission comments in writing on such
Registration Statement; and (C) with respect to the Registration Statement or any post-effective amendment, when the same has become effective, and after the effectiveness thereof: (i) of any request by the Commission or any other Federal or state governmental authority for amendments or supplements to the
Registration Statement or Prospectus or for additional information; (ii) of the issuance by the Commission of any stop order suspending the effectiveness of the
Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose; (iii) of the receipt by the
Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose; and (iv) if the financial statements included in the Registration
Statement become ineligible for inclusion therein or of the occurrence of any event that makes any statement made in the Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to the
Registration

                                        5

Statement, Prospectus or other documents so that, in the case of the
Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.
Without limitation to any remedies to which the Holders may be entitled under this Agreement, if any of the events described in Section 3(c)(C)(i),
3(c)(C)(ii), 3(c)(C)(iii) or 3(c)(C)(iv) occur, the Company shall use its reasonable best efforts to respond to and correct the event.

      (d)   Use its reasonable best efforts to avoid the issuance of, or, if issued, use reasonable best efforts to obtain the withdrawal of, (i) any order suspending the effectiveness of the Registration Statement or (ii) any suspension of the qualification (or exemption from qualification) of any of the
Registrable Securities for sale in any jurisdiction, at the earliest practicable time.

      (e)   If requested by any Holder of Registrable Securities, (i) promptly incorporate in a Prospectus supplement or post-effective amendment to the
Registration Statement such information as the Company reasonably agrees should be included therein and (ii) make all required filings of such Prospectus supplement or such post-effective amendment as soon as reasonably practicable after the Company has received notification of the matters to be incorporated in such Prospectus supplement or post-effective amendment.

      (f)   Furnish to each Holder and the Special Counsel, without charge, at least one conformed copy of each Registration Statement and each amendment thereto, including financial statements and schedules, and all exhibits to the extent requested by such Person (including those previously furnished or incorporated by reference) promptly after the filing of such documents with the
Commission.

      (g)   Promptly deliver to each Holder and the Special Counsel, without charge, as many copies of the Prospectus or Prospectuses (including each form of prospectus) and each amendment or supplement thereto as such Persons may reasonably request; and the Company hereby consents to the use of such
Prospectus and each amendment or supplement thereto by each of the selling
Holders in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto.

      (h)   Prior to any public offering of Registrable Securities, use its reasonable best efforts to register or qualify or cooperate with the selling
Holders and the Special Counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such
Registrable Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions within the United States as any Holder requests in writing, to keep each such registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by a Registration Statement;
provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action that would subject it to general service of process in any jurisdiction where it is

                                        6

not then so subject or subject the Company to any material tax in any such jurisdiction where it is not then so subject.

      (i)   Cooperate with the Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold pursuant to a Registration Statement, which certificates shall be free, to the extent permitted by applicable law and the Purchase Agreement, of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any Holder may request at least two (2) Business
Days prior to any sale of Registrable Securities. In connection therewith, the
Company shall promptly after the effectiveness of the Registration Statement cause an opinion of counsel to be delivered to and maintained with its transfer agent, together with any other authorizations, certificates and directions required by the transfer agent, which authorize and direct the transfer agent to issue such Registrable Securities without legend upon sale by the Holder of such shares of Registrable Securities under the Registration Statement.

      (j)   Following the occurrence of any event contemplated by Section
3(c)(C)(iv), as promptly as possible, prepare a supplement or amendment, including a post-effective amendment, to the Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither the Registration Statement nor such
Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

      (k)   Cause all Registrable Securities relating to such Registration
Statement to be listed on any United States securities exchange, quotation system, market or over-the-counter bulletin board on which similar securities issued by the Company are then listed.

      (l)   Comply in all material respects with all applicable rules and regulations of the Commission and make generally available to its security holders earnings statements satisfying the provisions of Section 11(a) of the
Securities Act and Rule 158 not later than 45 days after the end of any 3-month period (or 90 days after the end of any 12-month period if such period is a fiscal year) commencing on the first day of the first fiscal quarter of the
Company after the effective date of the Registration Statement, which statement shall conform to the requirements of Rule 158.

      (m)   Request each selling Holder to furnish to the Company information regarding such Holder and the distribution of such Registrable Securities as is required by law or the Commission to be disclosed in the Registration Statement, and the Company may exclude from such registration the Registrable Securities of any such Holder who fails to furnish such information within a reasonable time prior to the filing of each Registration Statement, supplemented Prospectus and/or amended Registration Statement.

      If the Registration Statement refers to any Holder by name or otherwise as the holder of any securities of the Company, then such Holder shall have the right to require (if such reference to such Holder by name or otherwise is not required by the Securities Act or any

                                        7

similar federal statute then in force) the deletion of the reference to such
Holder in any amendment or supplement to the Registration Statement filed or prepared subsequent to the time that such reference ceases to be required.

      Each Holder agrees by its acquisition of such Registrable Securities that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Section 3(c)(C)(i), 3(c)(C)(ii), 3(c)(C)(iii), 3(c)(C)(iv), or
3(n), such Holder will forthwith discontinue disposition of such Registrable
Securities under the Registration Statement until such Holder's receipt of the copies of the supplemented Prospectus and/or amended Registration Statement contemplated by Section 3(j), or until it is advised in writing (the "Advice")
by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or
Registration Statement.

      (n)   If (i) there is material non-public information regarding the
Company which the Company's Board of Directors (the "Board") reasonably determines not to be in the Company's best interest to disclose and which the
Company is not otherwise required to disclose, or (ii) there is a significant business opportunity (including, but not limited to, the acquisition or disposition of assets (other than in the ordinary course of business) or any merger, consolidation, tender offer or other similar transaction) available to the Company which the Board reasonably determines not to be in the Company's best interest to disclose and which the Company would be required to disclose under the Registration Statement, then the Company may (i) postpone or suspend filing or effectiveness of a registration statement or (ii) notify the Holders that the Registration Statement may not be used in connection with any sales of the Company's securities, in each case, for a period not to exceed 30 consecutive days, provided that the Company may not postpone or suspend its obligation under this Section 3(n) for more than 60 days in the aggregate during any 12 month period (each, a "Blackout Period").

      4.    Registration Expenses.

      All fees and expenses incident to the performance of or compliance with this Agreement by the Company shall be borne by the Company whether or not the
Registration Statement is filed or becomes effective and whether or not any
Registrable Securities are sold pursuant to the Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to filings required to be made with each securities exchange, quotation system, market or over-the-counter bulletin board on which Registrable Securities are required hereunder to be listed, (B) with respect to filings required to be made with the Commission, and (C) in compliance with state securities or Blue Sky laws (including, without limitation, reasonable and documented fees and disbursements of Special Counsel in connection with Blue Sky qualifications of the Registrable Securities and determination of the eligibility of the Registrable Securities for investment under the laws of such jurisdictions as the Holders of a majority of Registrable
Securities may designate)), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities and of printing or photocopying prospectuses),

                                        8

(iii) messenger, telephone and delivery expenses, (iv) Securities Act liability insurance, if the Company so desires such insurance, (v) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement, including, without limitation, the Company's independent public accountants (including, in the case of an underwritten offering, the expenses of any comfort letters or costs associated with the delivery by independent public accountants of a comfort letter or comfort letters) and legal counsel, and (vi) reasonable and documented fees and expenses of the Special Counsel in connection with any Registration Statement hereunder. In addition, the Company shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder.

      5.    Indemnification.

      (a)   Indemnification by the Company. The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Holder, the officers, directors, agents, brokers (including brokers who offer and sell
Registrable Securities as principal as a result of a pledge or any failure to perform under a margin call of Common Stock), investment advisors and employees of each of them, each Person who controls any such Holder (within the meaning of
Section 15 of the Securities Act or Section 20 of the Exchange Act) and the
officers, directors, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, costs of preparation and reasonable attorneys' fees) and expenses (collectively,
"Losses"), as incurred, arising out of or relating to any untrue or alleged untrue statement of a material fact contained or incorporated by reference in the Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or amendment or supplement thereto, in the light of the circumstances under which they were made) not misleading, except to the extent, but only to the extent, that (i) such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, which information was reasonably relied on by the Company for use therein or to the extent that such information relates to (x) such Holder and was reviewed and expressly approved in writing by such Holder expressly for use in the Registration Statement, such
Prospectus or such form of prospectus or in any amendment or supplement thereto or (y) such Holder's proposed method of distribution of Registrable Securities as set forth in Exhibit A (or as such Holder otherwise informs the Company in writing); or (ii) in the case of an occurrence of an event of the type described in Section 3(c)(C)(ii), 3(c)(C)(iii), 3(c)(C)(iv) or 3(n), the use by a Holder
of an outdated or defective Prospectus after the delivery to the Holder of written notice from the Company that the Prospectus is outdated or defective and prior to the receipt by such Holder of the Advice contemplated in Section 3(m);
provided, however, that the indemnity agreement contained in this Section 5(a)
shall not apply to amounts paid in

                                        9

settlement of any Losses if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld. The Company shall notify the Holders promptly of the institution, threat or assertion of any Proceeding of which the Company is aware in connection with the transactions contemplated by this Agreement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an Indemnified Party (as defined in Section 5(c) to this Agreement)
and shall survive the transfer of the Registrable Securities by the Holders.

      (b)   Indemnification by Holders. Each Holder shall, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the
directors, officers, agents and employees of such controlling Persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising solely out of or based solely upon any untrue statement of a material fact contained in the Registration Statement, any Prospectus, or any
form of prospectus, or in any amendment or supplement thereto, or arising solely out of or based solely upon any omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any
Prospectus or form of prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading, to the extent, but only to the extent, that (i) such untrue statement or omission is contained in or omitted from any information so furnished in writing by such Holder to the
Company specifically for inclusion in the Registration Statement or such
Prospectus and that such information was reasonably relied upon by the Company for use in the Registration Statement, such Prospectus, or in any amendment or supplement thereto, or to the extent that such information relates to (x) such
Holder and was reviewed and expressly approved in writing by such Holder expressly for use in the Registration Statement, such Prospectus, or such form of prospectus or in any amendment or supplement thereto or (y) such Holder's proposed method of distribution of Registrable Securities as set forth in
Exhibit A (or as such Holder otherwise informs the Company in writing), (ii) in the case of an occurrence of an event of the type described in Section
3(c)(C)(ii), 3(c)(C)(iii), 3(c)(C)(iv) or 3(n), the use by a Holder of an
outdated or defective Prospectus after the delivery to the Holder of written notice from the Company that the Prospectus is outdated or defective and prior to the receipt by such Holder of the Advice contemplated in Section 3(m) or
(iii) such Holder's failure to comply with the Prospectus delivery requirements of the Securities Act through no fault of the Company; provided, however, that the indemnity agreement contained in this Section 5(b) shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the prior written consent of the Holder, which consent shall not be unreasonably withheld. Notwithstanding anything to the contrary contained herein, the Holder shall be liable under this Section 5(b) for only that amount as does not exceed the net proceeds to such Holder as a result of the sale of Registrable
Securities pursuant to such Registration Statement.

      (c)   Conduct of Indemnification Proceedings. If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an
"Indemnified Party"), such Indemnified Party promptly shall notify the Person from whom indemnity is sought (the "Indemnifying Party") in writing, and the
Indemnifying Party shall have the right to assume the defense thereof, including the employment of counsel reasonably satisfactory to

                                       10

the Indemnified Party and the payment of all reasonable fees and expenses incurred in connection with defense thereof; provided, that the failure of any
Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only)
to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review)
that such failure shall have proximately and materially adversely prejudiced the
Indemnifying Party.

      An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or
Parties unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses; or (2) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding; or (3) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised in writing by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the
Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and such counsel shall be at the reasonable expense of the Indemnifying Party). The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent, which consent shall not be unreasonably withheld. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such
Indemnified Party from all liability on claims that are the subject matter of such Proceeding and does not impose any monetary or other obligation or restriction on the Indemnified Party.

      All reasonable fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within ten (10) Business Days of written notice thereof to the
Indemnifying Party, which notice shall be delivered no more frequently than on a monthly basis (regardless of whether it is ultimately determined that an
Indemnified Party is not entitled to indemnification hereunder; provided, that the Indemnifying Party may require such Indemnified Party to undertake to reimburse all such fees and expenses to the extent it is finally judicially determined that such Indemnified Party is not entitled to indemnification hereunder).

      (d)   Contribution. If a claim for indemnification under Section 5(a) or
5(b) is unavailable to an Indemnified Party because of a failure or refusal of a governmental authority to enforce such indemnification in accordance with its terms (by reason of public policy or otherwise), then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of

                                       11

the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in Section 5(c), any reasonable attorneys' or other reasonable fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party in accordance with its terms.
Notwithstanding anything to the contrary contained herein, the Holder shall be required to contribute under this Section 5(d) for only that amount as does not exceed the net proceeds to such Holder as a result of the sale of Registrable
Securities pursuant to such Registration Statement.

      The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph.
No Person guilty of fraudulent misrepresentation (within the meaning of Section
11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

      The indemnity and contribution agreements contained in this Section are in addition to any liability that the Indemnifying Parties may have to the
Indemnified Parties. The indemnity and contribution agreements herein are in addition to and not in diminution or limitation of any indemnification provisions under the Purchase Agreement.

      6.    Rule 144.

      As long as any Holder owns Notes, Conversion Shares, Warrants or Warrant
Shares, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Section 13(a) or 15(d) of the Exchange Act. As long as any Holder owns Notes, Conversion Shares, Warrants or Warrant Shares, if the Company is not required to file reports pursuant to
Section 13(a) or 15(d) of the Exchange Act, it will prepare and furnish to the
Holders and make publicly available in accordance with Rule 144(c) promulgated under the Securities Act annual and quarterly financial statements, together with a discussion and analysis of such financial statements in form and substance substantially similar to those that would otherwise be required to be included in reports required by Section 13(a) or 15(d) of the Exchange Act, as well as any other information required thereby, in the time period that such filings would have been required to have been made under the Exchange Act. The
Company further covenants that it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Person to sell Notes, Conversion Shares, Warrants and Warrant Shares without registration under the Securities Act within the limitation of the exemptions provided by

                                       12

Rule 144 promulgated under the Securities Act, including compliance with the provisions of the Purchase Agreement relating to the transfer of the Notes,
Conversion Shares, Warrants and Warrant Shares. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

      7.    Miscellaneous.

      (a)   Remedies. In the event of a breach by the Company or by a Holder, of any of their obligations under this Agreement, each Holder or the Company, as the case may be, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company and each
Holder agree that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this
Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.

      (b)   No Inconsistent Agreements. Except as otherwise disclosed in the
Purchase Agreement, neither the Company nor any of its subsidiaries is a party to an agreement currently in effect, nor shall the Company or any of its subsidiaries, on or after the date of this Agreement, enter into any agreement with respect to its securities that is inconsistent with the rights granted to the Holders in this Agreement or otherwise conflicts with the provisions hereof.
Without limiting the generality of the foregoing, other than with respect to the rights of the holders of the Company's currently outstanding convertible notes and the common stock underlying such convertible notes and shares of common stock issued under the Standby Equity Distribution Agreement with Cornell
Capital and its affiliates and shares of common stock issued to Cornell Capital and its affiliates in connection with such transaction, without the written consent of the Holders of a majority of the then outstanding Registrable
Securities, the Company shall not grant to any Person the right to request the
Company to register any securities of the Company under the Securities Act unless the rights so granted are subject in all respects to the rights of the
Holders set forth herein, and are not otherwise in conflict with the provisions of this Agreement.

      (c)   Notice of Effectiveness. Within two (2) Business Days after the
Registration Statement which includes the Registrable Securities is ordered effective by the Commission, the Company shall deliver, and shall cause legal counsel for the Company to deliver, to the transfer agent for such Registrable
Securities (with copies to the Holders whose Registrable Securities are included in such Registration Statement) confirmation that the Registration Statement has been declared effective by the Commission in the form attached hereto as Exhibit
B.

      (d)   Piggy-Back Registrations. If at any time when there is not an effective Registration Statement covering all of the Registrable Securities, the
Company shall determine to prepare and file with the Commission a registration statement relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities, other than on Form S-4 or Form S-8 (each as promulgated under the

                                       13

Securities Act) or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with stock option or other employee benefit plans and other than with respect to the rights of the holders of the
Company's currently outstanding warrants and convertible notes and the common stock underlying such warrants and convertible notes and the Company's currently effective registration statement on Form S-1 relating to its Standby Equity
Distribution Agreement with Cornell Capital, as it may be amended from time to time, the Company shall send to each Holder of Registrable Securities written notice of such determination and, if within seven (7) Business Days after receipt of such notice, any such Holder shall so request in writing (which request shall specify the Registrable Securities intended to be disposed of by the Holder), the Company will cause the registration under the Securities Act of all Registrable Securities which the Company has been so requested to register by the Holder, to the extent required to permit the disposition of the
Registrable Securities so to be registered, provided that if at any time after giving written notice of its intention to register any securities and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to such Holder and, thereupon, (i) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay expenses in accordance with Section 4 hereof), and (ii) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Securities being registered pursuant to this Section 7(d) for the same period as the delay in registering such other securities. The Company shall include in such registration statement all or any part of such Registrable Securities such Holder requests to be registered. In the case of an underwritten public offering, if the managing underwriter(s) or underwriter(s) should reasonably object to the inclusion of the Registrable
Securities in such registration statement, then if the Company after consultation with the managing underwriter should reasonably determine that the inclusion of such Registrable Securities, would materially adversely affect the offering contemplated in such registration statement, and based on such determination recommends inclusion in such registration statement of fewer or none of the Registrable Securities of the Holders, then (x) the number of
Registrable Securities of the Holders included in such registration statement shall be reduced pro-rata among such Holders (based upon the number of
Registrable Securities requested to be included in the registration), if the
Company after consultation with the underwriter(s) recommends the inclusion of fewer Registrable Securities, or (y) none of the Registrable Securities of the
Holders shall be included in such registration statement, if the Company after consultation with the underwriter(s) recommends the inclusion of none of such
Registrable Securities; provided, however, that if securities are being offered for the account of other persons or entities as well as the Company, such reduction shall not represent a greater fraction of the number of Registrable
Securities intended to be offered by the Holders than the fraction of similar reductions imposed on such other persons or entities (other than the Company).

      (e)   Failure to File Registration Statement and Other Events. The Company
and the Holders agree that the Holders will suffer damages if the Registration
Statement is not filed on or prior to the Filing Date and maintained in the manner contemplated herein during the Effectiveness Period. The Company and the
Holders further agree that it would not be

                                       14

feasible to ascertain the extent of such damages with precision. Accordingly, if
(i) the Registration Statement is not filed on or prior to the Filing Date, or
(ii) the Company fails to file with the Commission a request for acceleration in accordance with Rule 461 promulgated under the Securities Act within five (5)
Business Days of the date that the Company is notified (orally or in writing, whichever is earlier) by the Commission that a Registration Statement will not be "reviewed," or not subject to further review, or (iii) the Registration
Statement is filed with and declared effective by the Commission but thereafter ceases to be effective as to all Registrable Securities at any time prior to the expiration of the Effectiveness Period, without being succeeded immediately by a subsequent Registration Statement filed with the Commission, except as otherwise permitted by this Agreement, including pursuant to Section 3(n), or (iv) trading in the Common Stock shall be suspended or if the Common Stock is delisted from each securities exchange, quotation system, market or over-the-counter bulletin board on which Registrable Securities are required hereunder to be listed (each an "Exchange"), without immediately being listed on any other Exchange, for any reason for more than five (5) Business Days, other than pursuant to Section
3(n), or (v) the Company refuses or fails to effect any conversion of the Notes into Conversion Shares or any exercise of Warrants into Warrant Shares in accordance with the terms of the Notes and Warrants for any reason without the consent of the particular Holder (any such failure or breach being referred to as an "Event"), the Company shall pay in cash as liquidated damages for such failure and not as a penalty to each Holder an amount equal to two percent (2%)
of such Holder's Subscription Amount for the initial thirty (30) day period until the applicable Event has been cured, which shall be pro rated for such periods less than thirty (30) days and two percent (2%) of such Holder's
Subscription Amount for each subsequent thirty (30) day period until the applicable Event has been cured which shall be pro rated for such periods less than thirty days (the "Periodic Amount"). Payments to be made pursuant to this
Section 7(e) shall be due and payable immediately upon demand in immediately available cash funds. The parties agree that the Periodic Amount represents a reasonable estimate on the part of the parties, as of the date of this
Agreement, of the amount of damages that may be incurred by the Holders if the
Registration Statement is not filed on or prior to the Filing Date and maintained in the manner contemplated herein during the Effectiveness Period or if any other Event as described herein has occurred. Notwithstanding the foregoing, the Company shall remain obligated to cure the breach or correct the condition that caused the Event, and the Holder shall have the right to take any action necessary or desirable to enforce such obligation. Each Holder of
Registrable Securities acknowledges that, notwithstanding any provision of this
Agreement, no damages shall be payable in connection with the Company's imposition of a Blackout Period in accordance with Section 3(n) of this
Agreement.

      (f)   Specific Enforcement, Consent to Jurisdiction.

            (i)   The Company and the Holders acknowledge and agree that
      irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.

                                       15

            (ii)  Each of the Company and the Holders (i) hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts located in New York City, New York for the purposes of any suit, action or proceeding arising out of or relating to this Agreement and (ii) hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper.
      Each of the Company and the Holders consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 7(f) shall affect or limit any right to serve process in any other manner permitted by law.

      (g)   Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company and the
Holders of at least a majority of the Registrable Securities. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of Holders and that does not directly or indirectly affect the rights of other Holders may be given by Holders of the Registrable Securities to which such waiver or consent relates; provided, however, that the provisions of this sentence may not be amended, modified, or supplemented except in accordance with the provisions of the immediately preceding sentence.

      (h)   Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earlier of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified for notice prior to 5:00 p.m., New York City time, on a Business Day, (ii) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a Business Day or later than 5:00
p.m., New York City time, on any date and earlier than 11:59 p.m., New York City time, on such date, (iii) the Business Day following the date of mailing, if sent by nationally recognized overnight courier service such as Federal Express or (iv) actual receipt by the party to whom such notice is required to be given.
The addresses for such communications shall be with respect to each Holder at its address set forth under its name on Schedule 1 attached hereto, or with respect to the Company, addressed to:

                  Access Pharmaceuticals, Inc.
                  2600 Stemmons Freeway, Suite 176
                  Dallas, Texas 75207
                  Attention: President
                  Facsimile No.: (214) 905-5101

or to such other address or addresses or facsimile number or numbers as any such party may most recently have designated in writing to the other parties hereto by such notice. Copies of notices to the Company shall be sent to:

                                       16

                  Bingham McCutchen LLP
                  150 Federal Street
                  Boston, Massachusetts 02110
                  Attention: John J. Concannon, III
                  Facsimile No.: (617) 951-8736

Copies of notices to any Holder shall be sent to the addresses, if any, listed on Schedule 1 attached hereto.

      (i)   Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns and shall inure to the benefit of each Holder and its successors and assigns;
provided, that the Company may not assign this Agreement or any of its rights or obligations hereunder without the prior written consent of each Holder; and
provided, further, that each Holder may assign its rights hereunder in the manner and to the Persons as permitted under the Purchase Agreement.

      (j)   Assignment of Registration Rights. The rights of each Holder hereunder, including the right to have the Company register for resale
Registrable Securities in accordance with the terms of this Agreement, shall be automatically assignable by each Holder to any transferee of such Holder of all or a portion of the Notes, the Warrants or the Registrable Securities if: (i)
the Holder agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company within a reasonable time after such assignment, (ii) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee, and (b) the securities with respect to which such registration rights are being transferred or assigned,
(iii) following such transfer or assignment the further disposition of such securities by the transferee or assignees is restricted under the Securities Act and applicable state securities laws, (iv) at or before the time the Company receives the written notice contemplated by clause (ii) of this Section 7(j), the transferee or assignee agrees in writing with the Company to be bound by all of the provisions of this Agreement, and (v) such transfer shall have been made in accordance with the applicable requirements of the Purchase Agreement. The rights to assignment shall apply to the Holders (and to subsequent) successors and assigns.

      The Company may require, as a condition of allowing such assignment in connection with a transfer of Notes, Warrants or Registrable Securities (i) that the Holder or transferee of all or a portion of the Notes, the Warrants or the
Registrable Securities as the case may be, furnish to the Company a written opinion of counsel that is reasonably acceptable to the Company to the effect that such transfer may be made without registration under the Securities Act,
(ii) that the Holder or transferee execute and deliver to the Company an investment letter in form and substance acceptable to the Company and (iii) that the transferee be an "accredited investor" as defined in Rule 501(a) promulgated under the Securities Act.

      (k)   Counterparts; Facsimile. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same
Agreement. In the event that any

                                       17

signature is delivered by electronic means or facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

      (l)   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of law thereof.

      (m)   Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

      (n)   Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable in any respect, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

      (o)   Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

      (p)   Obligations of Purchasers. The Company acknowledges that the obligations of each Purchaser under this Agreement, are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other
Purchaser under this Agreement. The decision of each Purchaser to enter into to this Agreement has been made by such Purchaser independently of any other
Purchaser. The Company further acknowledges that nothing contained in this
Agreement, and no action taken by any Purchaser pursuant hereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated hereby. Each Purchaser shall be entitled to independently protect and enforce its rights, including without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.

      Each Purchaser was introduced to the Company by SCO Securities LLC which has acted solely as agent for the Company and not for any Purchaser (other than itself). Each Purchaser has been represented by its own separate legal counsel in their review and negotiation of this Agreement and with respect to the transactions contemplated hereby. For reasons of administrative convenience only, this Agreement has been prepared by Special Counsel (counsel for SCO
Securities LLC) and the Special Counsel will perform certain

                                       18

duties under this Agreement. Such counsel does not represent all of the
Purchasers but only SCO Securities LLC. The Company has elected to provide all
Purchasers with the same terms and Agreement for the convenience of the Company and not because it was required or requested to do so by the Purchasers. The
Company acknowledges that such procedure with respect to this Agreement in no way creates a presumption that the Purchasers are in any way acting in concert or as a group with respect to this Agreement or the transactions contemplated hereby or thereby.

                            [signature page follows]

                                       19

      IN WITNESS WHEREOF, the parties hereto have caused this Investor Rights
Agreement to be duly executed by their respective authorized persons as of the date first indicated above.

COMPANY:

ACCESS PHARMACEUTICALS, INC.

By: /s/ Stephen B. Thompson
    ------------------------
Name: Stephen B. Thompson
Title: Vice President / CFO

                                       20

PURCHASERS:

Print Exact Name: SCO Capital Partners LLC

By: /s/ Steven H. Rouhandeh
    ------------------------
Name:  Steven H. Rouhandeh
Title: Chairman

                                       21

PURCHASERS:

Print Exact Name: Lake End Capital LLC

By: /s/ Jeffrey B. Davis
    ----------------------
Name:  Jeffrey B. Davis
Title: Chairman

[Omnibus Access Pharmaceuticals, Inc. Investor Rights Agreement Signature Page]

                                       22

                                   SCHEDULE 1

                                   PURCHASERS

--------------------------------------------------------------------------------
           Name and Address                         Copy of Notice to:
--------------------------------------------------------------------------------
SCO Capital Partners LLC                    Wiggin and Dana LLP
1285 Avenue of the Americas, 35th Floor     400 Atlantic Street
New York, NY 10019                          Stamford, CT 06901
Attn: Jeffrey B. Davis                      Telephone: (203) 363-7630
F: 212-554-4058                             Facsimile: (203) 363-7676
                                            Attn: Michael Grundei, Esq.
--------------------------------------------------------------------------------
Lake End Capital LLC
33 Tall Oaks Drive
Summit, NJ 07501
Attn: Jeffrey B. Davis
F: (212) 554-4058
--------------------------------------------------------------------------------

                                       23

                                    EXHIBIT A

                              PLAN OF DISTRIBUTION

      We are registering the shares of common stock on behalf of the selling security holders. Sales of shares may be made by selling security holders, including their respective donees, transferees, pledgees or other successors-in-interest directly to purchasers or to or through underwriters, broker-dealers or through agents. Sales may be made from time to time on the
________________, any other exchange or market upon which our shares may trade in the future, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to market prices, or at negotiated or fixed prices. The shares may be sold by one or more of, or a combination of, the following:

o     a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

o     purchases by a broker-dealer as principal and resale by such broker-dealer, including resales for its account, pursuant to this prospectus;

o     ordinary brokerage transactions and transactions in which the broker solicits purchases;

o     through options, swaps or derivatives;

o     in privately negotiated transactions;

o     in making short sales or in transactions to cover short sales; and

o     put or call option transactions relating to the shares.

      The selling security holders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

      The selling security holders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, the broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with the selling security holders. The selling security holders may also enter into options or other

                                       24

transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions. The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).

      The selling security holders and any broker-dealers that act in connection with the sale of shares may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act of 1933, and any commissions received by broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the
Securities Act. We have agreed to indemnify each of the selling security holders and each selling security holder has agreed, severally and not jointly, to indemnify us against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

      The selling security holders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling security holders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

      Selling security holders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

      Upon being notified by a selling security holder that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required pursuant to Rule 424(b) under the Securities Act, disclosing:

o     the name of each such selling security holder and of the participating broker-dealer(s);

o     the number of shares involved;

o     the initial price at which the shares were sold;

o     the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

o     that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

o     other facts material to the transactions.

                                       25

      In addition, if required under applicable law or the rules or regulations of the Commission, we will file a supplement to this prospectus when a selling security holder notifies us that a donee or pledgee intends to sell more than
500 shares of common stock.

      We are paying all expenses and fees customarily paid by the issuer in connection with the registration of the shares. The selling security holders will bear all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

                                       26

                                    EXHIBIT B

            FORM OF NOTICE OF EFFECTIVENESS OF REGISTRATION STATEMENT

[Name and Address of Transfer Agent]

Re: Access Pharmaceuticals, Inc.

Dear [______]:

      We are counsel to Access Pharmaceuticals, Inc., a Delaware corporation
(the "Company"), and have represented the Company in connection with that certain Convertible Note and Warrant Purchase Agreement (the "Purchase
Agreement") dated as of __________________, 2006 by and among the Company and the buyers named therein (collectively, the "Holders") pursuant to which the
Company issued to the Holders its secured convertible promissory notes (the
"Notes") convertible into shares of its Common Stock, par value $0.01 per share
(the "Common Stock"), and warrants to purchase shares of the Common Stock (the
"Warrants"). Pursuant to the Purchase Agreement, the Company has also entered into an Investor Rights Agreement with the Holders (the "Investor Rights
Agreement") pursuant to which the Company agreed, among other things, to register the shares of Common Stock issuable upon conversion of the Notes, in payment of interest on the Notes and upon exercise of the Warrants, under the
Securities Act of 1933, as amended (the "1933 Act"). In connection with the
Company's obligations under the Investor Rights Agreement, on ____________ ___,
2006, the Company filed a Registration Statement on Form S-__ (File No.
333-_____________) (the "Registration Statement") with the Securities and
Exchange Commission (the "SEC") relating to the Registrable Securities which names each of the Holders as a selling securityholder thereunder.

      In connection with the foregoing, we advise you that a member of the SEC's staff has advised us by telephone that the SEC has entered an order declaring the Registration Statement effective under the 1933 Act at [ENTER TIME OF
EFFECTIVENESS] on [ENTER DATE OF EFFECTIVENESS] and we have no knowledge, after telephonic inquiry of a member of the SEC's staff, that any stop order suspending its effectiveness has been issued or that any proceedings for that purpose are pending before, or threatened by, the SEC and the Registrable
Securities are available for resale under the 1933 Act pursuant to the
Registration Statement.

Very truly yours,

By:__________________________________
cc: [LIST NAMES OF HOLDERS]

                                       27

                     SECOND AMENDMENT TO SECURITY AGREEMENT

      This SECOND AMENDMENT TO SECURITY AGREEMENT (the "Second Amendment") is
made as of December 6, 2006 between the lenders listed on the signature page hereto (hereinafter, collectively, the "Secured Parties") and Access
Pharmaceuticals, Inc., a Delaware corporation with its chief executive office located at 2600 Stemmons Freeway, Suite 176, Dallas, Texas 75207, Attention:
President (the "Debtor").

      WHEREAS, on February 16, 2006, the Debtor issued in favor of each of the
Secured Parties, promissory notes (collectively the "February Notes"), in the aggregate principal amount of Five Million Dollars ($5,000,000); such February
Notes were issued pursuant to the terms of a Convertible Note and Warrant
Purchase Agreement dated as of February 16, 2006 between the Debtor and the
Secured Parties;

      WHEREAS, in connection with the issuance of the February Notes, the Debtor entered into that certain Security Agreement dated as of February 16, 2006, between the Debtor and the Secured Parties (the "Security Agreement");

      WHEREAS, on October 24, 2006, the Debtor issued in favor of certain of the
Secured Parties (the "October Secured Parties"), promissory notes (collectively the "October Notes"), in the aggregate principal amount of Five Hundred Thousand
Dollars ($500,000); such October Notes were issued pursuant to the terms of a
Convertible Note and Warrant Purchase Agreement dated as of October 24, 2006 between the Debtor and the October Secured Parties;

      WHEREAS, in connection with the issuance of the October Notes, the Debtor entered into that certain Security Agreement Amendment dated as of October 24,
2006, between the Debtor, the Secured Parties and the October Secured Parties
(the "First Amendment");

      WHEREAS, on the date hereof, the Debtor has issued in favor of certain of the Secured Parties (the "December Secured Parties"), promissory notes
(collectively the "December Notes"), in the aggregate principal amount of Five
Hundred Thousand Dollars ($500,000); such Notes have been issued pursuant to the terms of a Convertible Note and Warrant Purchase Agreement (the "December
Purchase Agreement") of even date herewith between the Debtor and the December
Secured Parties (such transaction, the "December Financing");

      WHEREAS, it is a condition precedent to the December Secured Parties'
making any loans under December Purchase Agreement and the December Notes or otherwise extending credit to the Debtor that the Debtor execute and deliver this Second Amendment; and

      WHEREAS, the Debtor and each of the Secured Parties desires to further amend the Security Agreement as amended pursuant to the First Amendment in order to secure the Debtor's obligations pursuant to the December Notes;

      NOW, THEREFORE, in consideration of the premises and to induce the
December Secured Parties to extend the loans to the Debtor pursuant to the
December Notes, the Debtor and the Secured Parties hereby agree as follows:

1.    Capitalized Terms. Capitalized terms used and not defined herein shall have the respective meanings ascribed to such terms in the Security Agreement, as amended.

2.    Amendment to the Security Agreement.

      (a) Section 1(c) of the Security Agreement, as amended pursuant to the
First Amendment is hereby further amended by inserting the following defined terms in appropriate alphabetical order therein; provided that if any of the following defined terms are defined in the Security Agreement, as amended pursuant to the First Amendment, such defined terms shall be deleted in their entirety and replaced with the defined terms as set forth herein:

            "NOTE" and "NOTES" means the February Notes, the October Notes and/or the December Notes. This definition shall supersede the definition of such terms set forth in the recitals to this Agreement.

            "DECEMBER NOTES" means the Secured Convertible Promissory Notes of the Debtor in the aggregate principal amount of Five Hundred Thousand
      Dollars ($500,000) issued pursuant to the December Purchase Agreement.

            "DECEMBER PURCHASE AGREEMENT" means the Convertible Note and Warrant
      Purchase Agreement dated as of December 6, 2006, between the Debtor and certain of the Secured Parties.

            "PURCHASE AGREEMENT" means the February Purchase Agreement, the
      October Purchase Agreement and/or the December Purchase Agreement. This
      definition shall supersede the definition of such term in the recitals to this Agreement."

3.    Consent to December Financing. The Secured Parties hereby consent to the
December Financing and, in connection therewith, the Debtor's execution, delivery and performance of the December Purchase Agreement, the sale of the
December Notes and the consummation of the other transactions and execution of the other agreements and documents contemplated by the December Purchase
Agreement.

4.    Full Force and Effect of the Security Agreement. Except as specifically amended hereby, the Security Agreement, as amended pursuant to the First
Amendment, shall remain of full force and effect and is hereby ratified and affirmed in all respects.

5.    Governing Law, etc. This Second Amendment shall be deemed to be a contract made under the laws of the State of New York and shall be construed in accordance with such laws.

6.    Counterparts; Facsimile Execution. This Second Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Executed signature pages delivered by facsimile or other means of electronic image transmission shall have the same force and effect as an original thereof.

                            [Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to
Security Agreement to be duly executed and delivered as of the date first above written.

                                       ACCESS PHARMACEUTICALS, INC.

                                       By: /s/ Stephen B. Thompson
                                           -----------------------
                                       Name: Stephen B. Thompson
                                       Title: Vice President, CFO

                            OMNIBUS SIGNATURE PAGE TO
                          ACCESS PHARMACEUTICALS, INC.
                     SECOND AMENDMENT TO SECURITY AGREEMENT

The undersigned, as a Secured Party, hereby executes and delivers the Second
Amendment to Security Agreement to which this signature page is attached, which, together with all counterparts of the Second Amendment to Security Agreement and
signature pages of the other parties named in said Second Amendment to Security
Agreement, shall constitute one and the same document in accordance with the terms of the Second Amendment to Security Agreement.

                                       Print Name:    SCO Capital Partners LLC
                                                   -----------------------------

                                       By:         /s/ Steven H. Rouhandeh
                                                   -----------------------------
                                       Name:       Steven H. Rouhandeh
                                                   -----------------------------
                                       Title:      Chairman
                                                   -----------------------------

                            OMNIBUS SIGNATURE PAGE TO
                          ACCESS PHARMACEUTICALS, INC.
                     SECOND AMENDMENT TO SECURITY AGREEMENT

The undersigned, as a Secured Party, hereby executes and delivers the Second
Amendment to Security Agreement to which this signature page is attached, which, together with all counterparts of the Second Amendment to Security Agreement and
signature pages of the other parties named in said Second Amendment to Security
Agreement, shall constitute one and the same document in accordance with the terms of the Second Amendment to Security Agreement.

                                       Print Name:    Beach Capital LLC
                                                   -----------------------------

                                       By:         /s/ Steven H. Rouhandeh
                                                   -----------------------------
                                       Name:       Steven H. Rouhandeh
                                                   -----------------------------
                                       Title:      Chairman
                                                   -----------------------------

                            OMNIBUS SIGNATURE PAGE TO
                          ACCESS PHARMACEUTICALS, INC.
                     SECOND AMENDMENT TO SECURITY AGREEMENT

The undersigned, as a Secured Party, hereby executes and delivers the Second
Amendment to Security Agreement to which this signature page is attached, which, together with all counterparts of the Second Amendment to Security Agreement and
signature pages of the other parties named in said Second Amendment to Security
Agreement, shall constitute one and the same document in accordance with the terms of the Second Amendment to Security Agreement.

                                       Print Name:    Lake End Capital LLC
                                                   -----------------------------

                                       By:         /s/ Jeffrey B. Davis
                                                   -----------------------------
                                       Name:       Jeffrey B. Davis
                                                   -----------------------------
                                       Title:      Chairman
                                                   -----------------------------